As filed with the U.S. Securities and Exchange Commission on January 22, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QUANTUM COMPUTING INC.

(Exact name of registrant as specified in its charter)

Delaware	3571	82-4533053
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5 Marine View Plaza, Suite 214

Hoboken, NJ 07030

(703) 436-2161

(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Dr. William McGann, Chief Executive Officer

Quantum Computing Inc.

5 Marine View Plaza, Suite 214

Hoboken, NJ 07030

(703) 436-2161

(Name, address, including zip code, and telephone number
including area code, of agent for service)

With copies to:

Joseph M. Lucosky, Esq. Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 Tel. No.: (732) 395-4400 Fax No.: (732) 395-4401

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY 22, 2025

Quantum Computing Inc.

8,489,797 Shares of Common Stock

This prospectus relates to the offering and resale by the Selling Stockholder identified herein of up to 8,489,797 shares of common stock, $0.0001 par value (“Common Stock”) of Quantum Computing Inc. (the “Company”), which consists of (i) 8,163,266 shares of Common Stock (the “PIPE Shares”) issued to the investors (the “Investors”) of the PIPE (as defined herein), pursuant to those certain Securities Purchase Agreements (the “Purchase Agreements”), dated January 7, 2025, and (ii) 326,531 shares of Common Stock (the “Placement Agent Warrant Shares”) issuable upon exercise of the Placement Agent Warrants (as defined herein), issued to Titan Partners Group LLC, a division of American Capital Partners, LLC (the “Placement Agent,” and together with the Investors, the “Selling Stockholders”).

The Selling Stockholders may from time to time sell, transfer or otherwise dispose of any or all of the securities in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 59 of this prospectus for more information.

We are not selling any shares of Common Stock in this offering, and we will not receive any proceeds from the sale of shares by the Selling Stockholders. We will, however, receive up to approximately $4.6 million in gross proceeds if the Placement Agent Warrants are exercised in full.

Our Common Stock is currently quoted on the Nasdaq Capital Market under the symbol “QUBT.” On January 21, 2025, the closing price as reported on the Nasdaq was $11.49 per share.

The Selling Stockholders may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

This prospectus provides a general description of the securities being offered. You should this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January [●], 2025.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus is correct as of any time after its date.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance or results of current and anticipated products, sales efforts, expenses, and the outcome of contingencies such as legal proceedings and financial results.

Examples of forward-looking statements in this prospectus include, but are not limited to, our expectations regarding our business strategy, business prospects, operating results, operating expenses, working capital, liquidity and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of components, pricing levels, the timing and cost of capital expenditures, competitive conditions and general economic conditions. These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

●	changes in the market acceptance of our products;

●	increased levels of competition;

●	changes in political, economic or regulatory conditions generally and in the markets in which we operate;

●	our relationships with our key customers;

●	our ability to retain and attract senior management and other key employees;

●	our ability to quickly and effectively respond to new technological developments;

●	our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company; and

●	other risks, including those described in the “Risk Factors” discussion of this prospectus.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this prospectus are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events, or otherwise.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be important information about us, you should carefully read this entire prospectus before investing in our Common Stock and warrants, especially the risks and other information we discuss under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes incorporated by reference herein. Our fiscal year end is December 31 and our fiscal years ended December 31, 2022 and 2023 are sometimes referred to herein as fiscal years 2022 and 2023, respectively. Some of the statements made in this prospectus discuss future events and developments, including our future strategy and our ability to generate revenue, income and cash flow. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those contemplated in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our”, the “Company,” “our Company,” “QCi” and “QUBT,” refer to Quantum Computing Inc., a Delaware corporation, and unless the context indicates otherwise, also includes our wholly-owned subsidiaries.

The Computing Landscape and The End of Moore’s Law

For the past 45 years or so, silicon-based processor manufacturers have been able to double their processing power every 18 to 24 months, a phenomenon known in the computer industry as “Moore’s Law.” Recently, the computer processor industry has found it increasingly difficult to offer faster, more powerful processors due to fundamental physical effects limiting further size reduction of transistors.

Additionally, conventional computers are known to struggle with optimization problems known as NP-complete problems, which are a class of mathematical problems that can, in principle, be solved by conventional computers, with that caveat that the time to solution will grow exponentially with the size of the problem. These NP-complete problems require complex calculations that cannot currently be performed within any reasonable amount of time using conventional computer systems for problem sizes relevant to many industrial and government applications. Published academic research indicates that quantum computers may be ideally suited to solve optimization problems of this type.

Some computer science experts believe that quantum computing will be a potential solution to the hard limits now being approached by conventional computers that utilize silicon-based processors. While the date of practical relevance of quantum computers is hard to determine, we believe that quantum availability has already begun and that quantum computers with gradually increasing performance will be introduced by multiple vendors over the course of the next decade.

The Company

Quantum Computing Inc. (“QCi” or the “Company”) is an American company utilizing non-linear quantum optics (optical devices whose output due to quantum effects is exponentially, not linearly, related to inputs) to deliver quantum products for high-performance computing applications. QCi’s products are designed to operate at room temperature and use low power. Our core technology enables the execution of a go-to-market strategy that emphasizes accessibility and affordability as the key selling points.

QCi was founded in 2018 and our initial business was developing platform agnostic enterprise software for quantum computing systems. In June 2022, QCi acquired its wholly-owned subsidiary QPhoton, Inc. (subsequently renamed QPhoton, LLC) (“QPhoton”), a photonics hardware company (the “QPhoton Merger”). That merger enables QCi to now offer high-performance quantum systems integrated with the Company’s software platform, Qatalyst, that existed before the QPhoton Merger.

QCi’s core technology is Entropy Quantum Computing (“EQC”). EQC is a patent pending methodology that utilizes the environment to drive controlled energy loss in a photonic architecture. Using quantum measurements of single photons as a source of feedback, the energy loss of the system is driven to a “ground state solution” where additional computational iterations no longer change the output. The ground state solution is the optimized result (the answer to the problem posed). This methodology allows for very low power consumption and room temperature operation. Also, due to the nature of the measurement and feedback process, EQC drives non-linear quantum interactions for “dense, fully connected” problem solving. We anticipate that our core technologies will enable us to develop and produce multiple generations of quantum machines with increasing computational power, capacity, and speed, as well as the eventual hardware miniaturization to produce optical integrated circuits to replace the discrete components currently used. We expect these systems to deliver performance advantages over classical computational machines with the long-term goal of solving complex problems more effectively and efficiently with greater scalability, lower power consumption, and lower cost.

In addition to our photonic computing platform, we have leveraged QCi’s core technology to demonstrate powerful quantum sensing use cases in LIDAR (Light Detection and Ranging), reservoir computing (a form of neural network that can be used in machine learning applications) and quantum cyber authentication (a method for highly secure communication within a network). Several of these important technologies are already in early stages of commercialization.

Our longer-term product development plan is to migrate product designs based on discrete components to a set of optical integrated circuits built on wafers using a crystalline material called lithium niobate (“Thin Film Lithium Niobate” or “TFLN”). The Company believes that TFLN is an excellent material for design and implementation of optical integrated circuits suitable for our quantum computing and sensing products because it is crystal based and hence can have optical waveguides directly etched into the material. QCi possesses strong domain experience and intellectual property in TFLN design and chip fabrication and has completed initial production of several specialty devices such as electro-optical modulators (“EOM’s”). The Company has begun buildout of a state-of-the-art TFLN chip manufacturing facility in a leased space within Arizona State University’s Research Park in Tempe, Arizona. The Company’s understanding is that this could be the nation’s first dedicated optical integrated circuit manufacturing facility using TFLN wafers to achieve quantum effects. Our plan for the facility is to produce a range of custom lithium niobate chips for use in our own product lines as well as chips for sale in the commercial market. The Company has plans to support this initiative by applying for funding for distinct uses under both the Title 17 Clean Energy Financing Program managed by the US Department of Energy’s Loan Programs Office and also the Creating Helpful Incentives to Produce Semiconductors Act of 2022 (the “CHIPS Act”), which allocates $52 billion for the revitalization and onshoring of semiconductor manufacturing in the U.S. The CHIPS Act funding specifically includes $39 billion in manufacturing incentives and $13 billion to support new research and development.

The recent market report published by Market Research Reports: Document ID: LPI08232779; Published August 8, 2023 “Thin Film Lithium Niobate Market Forecast 2023 - 2029,” indicates a significant underlying market growth for TFLN devices. The study covers use applications and segments that suggest the global TFLN EOM market, valued at $190.4 million in 2022, is forecast to grow to an estimated $1,931.3 million by 2029 - a compound annual growth rate of 39 percent. The report further describes that the demand increase is principally driven by the material advantages that were summarized above. Specifically, TFLN EOM’s have the advantages of large bandwidth, low power consumption, and small size.

Additionally, Mordor Intelligence published a market report, “Photonic Integrated Circuit Market Size & Share Analysis - Growth Trends & Forecasts (2024 - 2029)”, Source: https://www.mordorintelligence.com/industry-reports/hybrid-photonic-integrated-circuit-market, forecasting that the Photonic Integrated Circuit (PIC) market is currently valued at $15.1 billion, and will grow at a CAGR of 20.5% to $38.4 billion in 2029. This illustrated significant anticipated demand for QCi’s products and services.

Our Strategy

QCi’s strategy is to provide a range of accessible and affordable quantum machines to commercial and government markets. Our proprietary technology is central to our strategy because we believe that it enables us to leverage the advantages of size, weight, power and cost (over competing cryogenic products to drive market adoption and volume of sales.

In addition to cloud-based access to our quantum computers, we offer on premises installation of our EQC product, which is rack-mountable and compatible with standard server room infrastructure requiring no need for special cooling, shielding, or power considerations. The Company believes the EQC’s small rack-mountable size and low-energy consumption provides a substantial competitive edge as compared to superconducting, cryogenic quantum systems offered by competitors that are also designed to solve optimization problems.

We believe that the practical benefits to the customer of QCi’s core offerings are:

●	Powerful performance in speed and quality of solution for large complex optimization problems

●	Plug and play compatibility with existing IT infrastructure

●	Low power consumption - normal operation under 80 watts

●	Scalability with potential for migration to nanophotonic system-on-a-chip designs

●	High precision for sensing applications

Market Opportunity

Despite enormous growth in the capabilities of conventional computers and silicon microprocessors, some of the world’s most important computational problems are still considered impractical to solve in a reasonable period of time. Quantum computing represents a potential alternative approach to solving those problems because quantum computers apply the properties of quantum physics to operate in a fundamentally different way. Conventional computer chips use binary bits (ones and zeros) to represent information. Quantum computers utilize qubits (quantum bits), which leverage some of the properties of quantum physics, namely superposition and entanglement, to process computations that would be intractably difficult using conventional computers.

While quantum-based computers will not replace conventional computers in most applications, they are ideally suited to run optimization algorithms, as well as to calculate certain sensing, imaging, and cybersecurity problems that are beyond the reach of general silicon-based computing today. The Company believes that quantum solutions have the potential to bring order of magnitude advances in the fields of medicine, engineering, autonomous vehicles, and cybersecurity and that the demand for quantum computing in these market sectors will likely outpace and outperform the general-purpose computing market in the near- to mid-term and into the foreseeable future.

Our core technology offers practical, cost-effective solutions that materially advance the adoption of quantum machines across several market segments including:

1.	Quantum Computing

2.	Quantum Intelligence (Artificial Intelligence and Machine Learning)

3.	Remote Sensing

4.	Imaging

5.	Cybersecurity

Products and Products in Development

The Company believes it is well-positioned in the marketplace due to the Company’s core technology in integrated photonics that allows QCi to offer a suite of quantum machines and solutions to the market today with a robust technology roadmap for the future. The merger with QPhoton has broadened the Company’s technology portfolio and enables us to develop a group of closely related products to EQC, based on our common core photonic technology.

TFLN Optical Chips

We believe that TFLN optical integrated circuits (“TFLN Optical Chips”) will ultimately provide the greatest scalability and performance advantages for quantum information processing, sensing and imaging. The Company is developing proprietary chip designs and is completing a dedicated chip fabrication facility to develop and produce TFLN Optical Chips for quantum information processing and other single photon detection and sensing applications.

Quantum Computing

Entropy Quantum Computer

The core of QCi’s hardware offering is the EQC, which leverages the principle of open quantum systems, meaning that the EQC does not need to be isolated from the outside world in order to function. The EQC differs from the more common gate-model architectures by using the entropy in the environment as a useful source of energy rather than isolating from the entropy as a source of noise. As a result, the EQC can operate in normal server room environments with a high degree of stability. The EQC works by encoding a problem into a photonic signal and then carefully modulating the loss of energy in the system, iterating until the system reaches the ground state (or optimal configuration) solution. The non-linear coupling of an optical feedback loop in the system enables full connectivity among all of the variables of a complex problem.

QCi launched a new EQC device during the first quarter of 2024 (Dirac-3) and plans to release a series of additional EQC products in the coming months and years. This planned evolution of technology and product enhancements will involve improving the size and capacity of the EQC machines, as well as speed, scalability and performance fidelity. The EQC is available both as a cloud-based subscription service, similar to other quantum machines, as well as an affordable on premises solution.

Qatalyst

QCi’s evolution into quantum hardware computing was enabled by the prior creation of its Qatalyst software. The Qatalyst development platform was QCi’s answer to the broader industry’s current approach to quantum software development, which relies on highly trained scientists working with software development kits (“SDKs”) at the circuit level, instead of a high-level language. Using an SDK requires deep level quantum expertise to create quantum workflows. Qatalyst is not a tool kit, rather, a complete platform. Qatalyst enables developers to create and execute quantum-ready applications on conventional computers as well as multiple quantum computers. Users can call upon the same Qatalyst APIs (Application Programming Interfaces) on conventional computers to achieve optimization performance advantages using our cloud-based solution. We originally designed Qatalyst to facilitate access to multiple quantum processing units including Rigetti, Oxford Quantum Circuits and IonQ, QuEra, and Xanadu via the Amazon Web Services (“AWS”) cloud-based Braket service. Qatalyst is now the interface to QCi’s own EQC systems.

Quantum Intelligence (Artificial Intelligence and Machine Learning)

Reservoir Computer

Launched in June 2023, our first reservoir computing product is an edge device that is FPGA-based and optimized for recurrent neural network applications. “Compute at the edge” means to process, measure and analyze data locally (at the device) vs. over a network where data must be sent over the internet or through some cloud service. QCi’s Reservoir Computer (“RC”) is a standalone box that can be plugged into a local computer or server without having to connect over the internet. The RC hardware system’s advantages over the more traditional software approaches to reservoir computing include significantly faster processing speeds, 80% - 95% less energy consumption, portability (size of power bank), affordability, and requiring significantly shorter training time for models. The RC delivers superior performance in time dependent tasks, such as chaotic time series prediction, unstructured financial model prediction, natural language processing and weather forecasting. Being deployed as a “compute at the edge” device, which provides the advantage of allowing data analysis to occur at the data collection point, thereby reducing latency and dependency on network connections and providing more real-time processing of data. To date, the market for reservoir computing has been limited due to computing cost and technical implementation complexities, which the RC is designed to address. We anticipate that future generations of the RC will introduce greater speed of performance and scalability. This will enable the RC to participate in the large language model training and other applications. While technology challenges do remain in scaling this technology, this is one of the focus areas for QCi to gain significant share in the artificial intelligence / Machine Learning hardware market.

Remote Sensing

LiDAR Applications

QCi’s Quantum LiDAR uses patented methodologies that leverage the selective use of quantum spatial-temporal modes to maximize the signal-to-noise ratio of weak signals in a high noise background. This technology advancement allows QCi systems to see through dense fog and provide image fidelity at great distances with very high resolution in difficult environments such as snow, ice, and water. The practical benefits on payload and signal to noise enhancement can be used to produce LiDAR systems that are greatly enhanced in their ability to measure at improved resolution and distances from aircraft, drones and even satellites.

Quantum Photonic Vibrometer

Launched July 2023, QCi’s Photonic Vibrometer is a proprietary, instrument for remote vibration detection, sensing, and inspection. This device offers advanced sensitivity, speed, and resolution, capable of discerning for the first time, highly obscured and non-line-of-sight objects. The Photonic Vibrometer measures the vibration frequency of a remote target by utilizing fast-gated single photon counting to directly detect returning photons whose wavefunctions are dynamically modulated as they are reflected off the target. By counting photons at a megahertz rate, important properties such as material composition and mechanical integrity can be determined within seconds and, depending on detection distance, with microwatt to milliwatt optical power. Working at an eye-safe wavelength, the system can accurately characterize the vibration spectra of solid or liquid targets with vibration amplitude as small as 100 nanometers. The Photonic Vibrometer can also remotely sense through obscured media or around corners where there is no line of sight, implying new capabilities in remote sensing, voice recognition, and ex vivo diagnostics.

We expect subsequent photonic vibrometer versions, which are currently under development, to reach significantly greater distances, minimize device footprint and weight, and optimize data gathering in increasingly challenging environmental conditions (for example, underground, underwater and at high altitudes affixed to a drone, plane or space-based platforms).

Imaging

Optical Imaging

By leveraging the ability to count single photons, a key to the EQC, and filter their associated wave functions precisely, we can perform optical imaging through otherwise opaque and dense materials. Quantum imaging has the potential to be a powerful supplement to currently available computerized tomography (CAT Scan) imaging applications, where tissue damage from high energy radiation needs to be avoided. We have built and are currently testing a prototype quantum imaging system.

Cybersecurity

Quantum Networks and Quantum Authentication

QCi has developed a system to address one of the major challenges in cybersecurity, authentication of users on a network, which is currently facilitated by the distribution of “private keys” by a trusted third party. This approach is inherently insecure as keys are bundled and travel with the encrypted data, making it susceptible to harvest-and-decrypt-later vulnerability. QCi has developed a quantum authentication technology and methodology that eliminates the need for trust of third-party involvement in key distribution. Our approach uses a combination of a high-powered laser and a patented detection methodology deeply rooted in the fundamental principles of quantum mechanics, resulting in what we believe will be an unbreakable basis for private network communication.

Recent Developments

January 2025 Offerings

On January 7, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) pursuant to which the Company agreed to issue to the purchasers in a private placement (the “Placement”), an aggregate of 8,163,266 shares (the “PIPE Shares”) of the Company’s common stock, at a purchase price of $12.25 per share. The Placement was closed on January 9, 2025.

Pursuant to the Purchase Agreements, the Company has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 75 days after the closing date of the Placement, subject to certain customary exceptions, without the consent of the purchasers and the Placement Agent.

The Company also entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Titan Partners Group LLC, a division of American Capital Partners, LLC (the “Placement Agent”), dated January 7, 2025, pursuant to which the Placement Agent acted as the exclusive placement agent for the Company in connection with the Placement. The Company paid the Placement Agent a cash fee of 6% of the gross proceeds from the Placement and issued to the Placement Agent (or its designees) 326,531 five-year warrants (representing 4% of the securities sold in the Placement), which will be exercisable beginning on July 6, 2025, and have an initial exercise price per share of Common Stock of $14.0875 (the “Placement Agent Warrants”). In addition, the Company reimbursed the Placement Agent $105,000 of its legal fees and expenses, plus $7,500 for escrow agent fees, in connection with the Placement.

December 2024 Offerings

On December 10, 2024, the Company entered into securities purchase agreements with institutional investors for the purchase and sale of 1,540,000 shares of common stock at a purchase price of $5.00 per share, pursuant to a registered direct offering (the “RDO”). In a concurrent private placement, on the same day, the Company entered into the Purchase Agreements for the purchase and sale of an additional 8,460,000 shares of its common stock at the same price (the “December PIPE”). The offerings closed on December 12, 2024, and the Company received aggregate gross proceeds of $50 million from the offerings.

The Company also entered into a placement agency agreement with Titan Partners Group LLC, a division of American Capital Partners, LLC, dated December 10, 2024, pursuant to which the placement agent acted as the exclusive placement agent for the Company in connection with the offering. The Company paid the Placement Agent a cash fee of 7% of the gross proceeds from the Offerings and to issue to the placement agent (or its designees) 500,000 five-year warrants (representing 5% of the securities sold in the offerings), which will be exercisable beginning on June 8, 2025, and have an initial exercise price per share of Common Stock of $5.75. In addition, the Company reimbursed the placement agent $100,000 of its fees and expenses in connection with the offerings.

The shares issued in the December PIPE and issuable upon exercise of the warrants issued to the placement agent in connection with the December PIPE were registered on a registration statement on Form S-1 (File No. 333-283955) which was declared effective by the Securities and Exchange Commission on January 6, 2025.

November 2024 Registered Direct Offering

On November 18, 2024, the Company closed a registered direct offering of an aggregate of 16,000,000 shares of the Common Stock, at a purchase price of $2.50 per share, resulting in gross proceeds of $40 million, before deducting placement agent commissions and other offering expenses. In connection with the registered direct offering, on November 18, 2024, the Company filed with the SEC a prospectus supplement to the base prospectus included in the Company’s Registration Statement on Form S-3 (File No. 333-268064), originally filed with the SEC on October 28, 2022.

THE OFFERING

This prospectus relates to the offer and sale from time to time of up to 8,489,797 shares of Common Stock by the Selling Stockholders.

Common Stock offered by the Selling Stockholders:	8,489,797 shares of Common Stock.

Common Stock outstanding prior to this offering (1)	137,175,764 shares of Common Stock (inclusive of the PIPE Shares)

Common stock to be outstanding after the offering (1)	137,502,295 shares of Common Stock, assuming the Placement Agent exercises the Placement Agent Warrants.

Use of proceeds

We will not receive any proceeds from the sale of common stock by the Selling Stockholders. All of the net proceeds from the sale of our common stock will go to the Selling Stockholders as described below in the sections entitled “Selling Stockholders” and “Plan of Distribution”. We have agreed to bear the expenses relating to the registration of the common stock for the Selling Stockholders.

We will receive up to approximately $4.6 million in gross proceeds if the Placement Agent Warrants are exercised in full.

Risk factors

Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 8  before deciding to invest in our securities.

Trading symbol	Our common stock is currently quoted on the Nasdaq Capital Market under the trading symbol “QUBT”.

(1)	The number of shares of our Common Stock outstanding prior to and to be outstanding immediately after this offering, as set forth in the table above, is based on 137,175,764 shares outstanding as of January 21, 2025, assumes no exercise of the Placement Agent Warrants prior to this offering and excludes:

●	12,949,449 shares of our common stock issuable upon the exercise of stock options outstanding as of January 21, 2025, at a weighted average exercise price of $2.34 per share; and

●	3,772,763 shares of our common stock issuable upon exercise of warrants outstanding as of January 21, 2025, at a weighted average exercise price of $2.60 per share.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. There are many risks that affect our business and results of operations, some of which are beyond our control. Our business, financial condition or operating results could be materially harmed by any of these risks. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Additional risks that we do not yet know of or that we currently think are immaterial may also affect our business and results of operations.

Risks Related to Our Financial Condition and Status as an Early-Stage Company

We are in our early stages and have a limited operating history, which makes it difficult to forecast the future results of our operations.

QCi was formed in 2018 and merged with QPhoton in June 2022. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our ability to generate revenues will largely be dependent on our ability to develop and produce a suite of products based on quantum photonic technologies, with steadily increasing capabilities. Our technical roadmap may not be realized as quickly as hoped, or even at all. As a result, our historical results should not be considered indicative of our future performance. Further, in future periods, our growth could slow or decline for a number of reasons, including but not limited to slowing demand for our quantum products and services, increased competition, changes to technology, our inability to scale up our technology, a decrease in the growth of the market, or our failure, for any reason, to continue to take advantage of growth opportunities. Furthermore, the accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. We have not emerged from the development stage and may be unable to raise further equity. These factors, among others, that raise substantial doubt about our ability to continue as a going concern may be partially or fully mitigated by the net proceeds received by the Company in conjunction with the sale of these PIPE Shares. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty or from the sale of the PIPE Shares.

We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and our future growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer. Our success as a business ultimately relies upon fundamental research and development breakthroughs in the coming years. There is no certainty these research and development milestones will be achieved as quickly as hoped, or even at all.

We have a history of operating losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred net losses each year since 2018 and we believe that we will continue to incur operating and net losses each quarter until at least the time we begin generating significant revenue from our products and services, which may never occur. Even with significant production, we may never become profitable from the sale of our products and services.

We expect to incur significantly higher losses in future periods as we continue to incur significant expenses in connection with the design, development and manufacturing of our quantum computers and other products and services, and as we expand our research and development activities, invest in manufacturing capabilities, build up inventories of components for our quantum computers and other products, increase our sales and marketing activities, develop our infrastructure, and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses. If we are unable to achieve and/or sustain profitability, or if we are unable to achieve the growth that we expect from these investments, it could have a material adverse effect on our business, financial condition or results of operations. Our business model is unproven and may never allow us to cover our costs.

We have a history of accumulated deficits, recurring losses and negative cash flows from operating activities. We may be unable to achieve or sustain profitability or remain a going concern.

We are an early-stage company and we have not generated any material revenues to offset our operating expenses. If we are unable to generate significant revenues in future periods, we will not be able to achieve profitability, and if we should achieve, to maintain profitability. Beyond this, we may incur significant losses in the future for a number of reasons including other risks described in this document, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not ever achieve profitability. We incurred negative cash flows from operating activities and recurring net losses in fiscal years 2023 and 2022. As of December 31, 2023, and 2022, our accumulated deficit was $131.9 million and $104.1 million, respectively. These factors, among others, that raise substantial doubt about our ability to continue as a going concern may be partially or fully mitigated by the net proceeds received by the Company in conjunction with the sale of these PIPE Shares.

We may not be able to scale our business quickly enough to meet customer and market demand, which could result in lower profitability or cause us to fail to execute on our business strategies.

In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. However, commercial demand for quantum computing products and services may never develop. There are significant technological challenges associated with developing, producing, marketing and selling products and services in the high-performance computing industry, including our products and services, and we may not be able to resolve all of the difficulties that may arise in a timely or cost-effective manner, or at all. We may not be able to cost effectively manage production at a scale or quality consistent with customer demand in a timely or economical manner.

Our ability to scale is dependent also upon components that we must source from multiple countries, including China. Shortages or supply interruptions in any of these components will adversely impact our ability to generate revenues. Deterioration in the political relationship between the U.S. and China result in loss of access to suppliers of key components with little or no warning, which would adversely affect our ability to develop and manufacture our products. We are actively searching for alternative suppliers outside of China, but there is no assurance that we can locate comparable components at reasonable prices within the desired timeframes.

If large-scale development of our quantum computers other products commences, they may contain defects in design and manufacture that may cause them to not perform as expected or that may require repair and design changes. Our quantum computers are inherently complex and incorporate technology and components that may have not been used for computing products and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our computers. There can be no assurance that we will be able to detect and fix any defects in our quantum computers in a timely manner that does not disrupt our services to our customers. If our technology fails to perform as expected, customers may seek out a competitor or turn away from quantum computing entirely, each of which could adversely affect our sales and brand and could adversely affect our business, prospects and results of operations. If defects in our technology lead to erroneous outputs, third parties relying on those outputs may draw from them erroneous conclusions, creating a risk that we will be liable to those third parties.

If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, financial condition, profitability and results of operations could be adversely affected.

Even if the market in which we compete achieves its anticipated growth levels, our business could fail to grow at similar rates, if at all.

Our success will depend upon our ability to expand, scale our operations, and increase our sales and support capability. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all.

Our growth is dependent upon our ability to successfully expand our products and services, retain customers, bring in new customers and retain critical talent. Unforeseen issues associated with scaling up and constructing quantum computing technology at commercially viable levels could negatively impact our business, financial condition and results of operations.

Our growth is dependent upon our ability to successfully market and sell our quantum computers and quantum computing products and services. We do not have experience with the large-scale production and sale of quantum computing technology. Our growth and long-term success will depend upon the development of our sales and production capabilities.

Moreover, because of our advanced technology, our customers will require particular support and service functions, some of which are not currently available and may never be available. If we experience delays in adding such support capacity or servicing our customers efficiently, or experience unforeseen issues with the reliability of our technology, we could overburden our servicing and support capabilities. Similarly, increasing the number of our products and services would require us to rapidly increase the availability of these services. Failure to adequately support and service our customers may inhibit our growth and ability to expand.

There is no assurance that we will be able to ramp our business to meet our sales, manufacturing, installation, servicing and quantum computing targets, that expected growth levels will prove accurate or that the pace of growth will continue at the current rate. Failure of QCi to grow at rates similar to that of the broader quantum computing industry may adversely affect our operating results and ability to effectively compete within the industry.

We may not manage growth effectively.

Our failure to manage growth effectively could harm our business, results of operations and financial condition. We anticipate that a period of significant expansion will be required to address potential growth. This expansion will place a significant strain on our management, operational and financial resources. Expansion will require significant cash investments and management resources and there is no guarantee that they will generate additional sales of our products or services, or that we will be able to avoid cost overruns or be able to hire additional personnel to support us. In addition, we will also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of our products. To manage the growth of our operations and personnel, we must establish and maintain appropriate and scalable operational and financial systems, procedures and controls and a qualified finance, administrative and operations staff. We may be unable to acquire the necessary capabilities and personnel required to manage growth or to identify, manage and exploit potential strategic relationships and market opportunities.

We will require a significant amount of cash for expenditures as we invest in ongoing research and development and business operations and may need additional capital sooner than planned to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available. If we are unable to raise additional funding when needed, we may be required to delay, limit or substantially reduce our development efforts.

Our business and future plans for expansion are capital-intensive, and we will require additional capital for equipment and facilities for hardware manufacturing and optical chip fabrication. The specific timing of cash inflows and outflows may fluctuate substantially from period to period. We will require a significant amount of cash for expenditures as we invest in ongoing research and development and business operations. Our operating plan may change because of factors currently unknown, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than those of our common stock, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business. Any funds we raise may not be sufficient to enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from disruptions in access to bank deposits or lending commitments due to bank failures, the military conflict between Russia and Ukraine and the related sanctions imposed against Russia, and the state of war between Israel, Hezbollah and Hamas and the related risk of a larger regional conflict. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe that we have sufficient funds for current or future operating plans.

There can be no assurance that financing will be available to us on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for us to operate our business or implement our growth plans and we may be required to delay, limit or substantially reduce our quantum computing development efforts. Our ability to raise additional capital through the sale of securities could be significantly impacted by the resale of our securities by holders of our securities, which could result in a significant decline in the trading price of our securities and potentially hinder our ability to raise capital on terms that are acceptable to us or at all.

Failure to identify errors in the quantitative models we utilize to manage our business could adversely impact product performance and client relationships.

We employ various quantitative models to manage our business. Any errors in the underlying models or model assumptions could have unanticipated and adverse consequences on our business and reputation.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the QPhoton Merger or other ownership changes.

We have incurred losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all.

Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income, or less. It is uncertain if and to what extent various states will conform to the current law.

In addition, our net operating loss carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), our federal net operating loss carryforwards and other tax attributes will become subject to an annual limitation in the event of certain cumulative changes in the ownership of the Company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules apply under state tax laws. Our ability to utilize our federal net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the QPhoton Merger or other transactions. Similar rules may apply under state tax laws.

If we earn taxable income, such limitations could result in increased future income tax liability and our future cash flows could be adversely affected. We have recorded a valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to Our Business and Industry

We have not produced any of our products at volume and we face significant barriers in our attempts to develop and manufacture our products, including the need to invent and develop new technology. If we cannot successfully overcome those barriers, our business will be negatively impacted and could fail.

Producing quantum computers, sensors and networks is a difficult undertaking. There are significant engineering challenges that we must overcome. We face significant challenges in completing development of our quantum computers and other products, and in producing in sufficient volumes. Even if we complete development and achieve volume production of our products, if the cost, accuracy, performance characteristics or other specifications fall short of our expectations, our business, financial condition and results of operations would be adversely affected.

The performance capabilities of our products will depend on the development and production of TFLN Optical Chips to achieve scale, performance and cost. There is significant development and intellectual property risk in the specification, design and development of TFLN Optical Chips and our plans could be impacted by lack of funding, competition or even unknown core technology factors intrinsic to the work. This would limit the ability of QCi to scale its growth to expected levels over the longer term and the Company could lose momentum.

We may be unable to reduce the production cost sufficiently, which may prevent us from pricing our quantum systems competitively.

Our revenue projections are dependent on the cost per manufactured system decreasing over the next several years as our quantum computers advance. These cost projections are based on economies of scale due to demand for our products and services, technological innovation and negotiations with third-party parts suppliers. If these cost savings do not materialize, the production cost may be higher than projected, making our quantum computing products and services less competitive than those offered by our competitors, which could have a material adverse effect on our business, financial condition or results of operations.

If our products and services fail to deliver customer value to a broader range of customers than classical approaches, our business, financial condition and future prospects may be harmed.

“Quantum advantage” refers to the moment when a quantum computer can compute faster than existing classical computers, while quantum supremacy is achieved once quantum computers are powerful enough to complete calculations that traditional supercomputers cannot perform at all. Broad quantum advantage is when quantum advantage is seen in many applications and developers prefer quantum computers to a traditional computer. No current quantum computers have reached a broad quantum advantage and they may never reach such advantage. While achieving a broad quantum advantage will be critical to the success of any quantum computing company, including us, it would not necessarily lead to commercial viability of the technology that accomplished such advantage, nor would it mean that such system could outperform classical computers in tasks other than the one used to determine a quantum advantage. As quantum computing technology continues to mature, broad quantum advantage, and quantum supremacy, may take years or decades to be realized, if it ever is. If we cannot develop quantum computers that have quantum advantage, customers may not continue to purchase our products and services. If other companies’ quantum computers reach a broad quantum advantage prior to the time we reach such capabilities, it could lead to a loss of customers. If any of these events occur, it could have a material adverse effect on our business, financial condition or results of operations.

The quantum computing industry is competitive and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

Since the merger with QPhoton, our business strategy has broadened to include the manufacture of several lines of hardware in addition to the underlying software. As a result, the markets in which we now operate are rapidly evolving and highly competitive. As the marketplace continues to mature and new technologies and competitors enter, we expect competition to intensify. Our current competitors include:

●	large, well-established tech companies that generally compete across our products, including IBM, Quantinuum, Google, Microsoft and Amazon;

●	large research organizations funded by sovereign nations such as China, Russia, Canada, Australia and the United Kingdom, and those in the European Union; additional countries may decide to fund quantum computing programs in the future;

●	less-established public and private companies with competing technology, including IonQ, Rigetti Computing, PsiQuantum, Xanadu and D-Wave Quantum, and companies located outside the United States; and

●	new or emerging entrants seeking to develop competing technologies.

We compete based on various factors, including technology, price, performance, multi-cloud availability, brand recognition and reputation, customer support and differentiated capabilities, including ease of administration and use, scalability and reliability, data governance and security. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical and other resources than we do, including an experienced sales force and sophisticated supply chain management. They may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements and buying practices. In addition, many countries are focused on developing quantum computing solutions either in the private or public sector and may subsidize quantum computers, which may make it difficult for us to compete. Many of these competitors do not face the same challenges we do in growing our business. In addition, other competitors might be able to compete with us by bundling their other products in a way that does not allow us to offer a competitive solution.

Further, the industry might recognize the intrinsic advantages of optical integrated circuits in information processing applications and our competitors could shift to a more direct competitive approach using similar technologies, even with strong intellectual property protection.

Additionally, we must be able to achieve our objectives in a timely manner lest quantum computing lose ground to competitors, including competing technologies. Because there are a large number of market participants, including certain sovereign nations, focused on developing quantum computing technology, we must dedicate significant resources to achieving any technical objectives on the timelines established by our management team. Any failure to achieve objectives in a timely manner could adversely affect our business, operating results and financial condition.

For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.

We rely on access to high-performance third-party classical computing through public clouds and high-performance computing centers to deliver quantum products and services to customers. We may not be able to maintain connectivity with these resources, which could make it harder for us to reach customers or deliver products and services in a cost-effective manner.

Our products and services may from time to time incorporate high-performance classical computing through public clouds to provide services to end users and our partners. These public cloud services are predominantly on AWS at the present time.

Any material change in our contractual and other business relationships with AWS or other cloud providers could result in reduced use of our products and services, increased expenses, including service credit obligations, and harm our brand and reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, if our contractual and other business relationships with our partners are terminated or suspended, either by our partner or by us, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we would be unable to provide our quantum computing products and services business at the same scale and would experience significant delays and incur additional expense in transitioning customers to a different public cloud provider.

We depend on certain suppliers to source products. Failure to maintain our relationship with any of these suppliers, or a failure to replace any of these suppliers, could have a material adverse effect on our business, financial position, results of operations and cash flows.

We buy our products and supplies from companies that manufacture and source products from the United States and abroad. Our ability to develop and maintain relationships with qualified suppliers who can satisfy our standards for quality and delivery in a timely and efficient manner is a significant challenge. Any failure to maintain our relationship with any of our largest suppliers, or a failure to replace any such supplier that is lost, could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may be required to replace a supplier if their products do not meet our quality or safety standards, or if the United States government imposes restrictions on trade with certain countries, such as China. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers’ control, including shortages of raw materials, environmental and social supply chain issues, pandemic, labor disputes or weather conditions. Disruptions in transportation lines or the ongoing military conflict between Russia and Ukraine, the state of war between Israel, Hezbollah and Hamas, or an invasion of Taiwan by China, may also cause global supply chain issues that affect us or our suppliers. We generally have multiple sources of supply, however, in some cases, materials are provided by a single supplier. The loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of a key supplier, temporarily or permanently, could result in a material shortage of products, which could lead to price escalations that we may be unable to offset by our prices to our customers. When supply chain issues are later resolved and prices return to normal levels, we may be required to reduce the prices at which we sell our products to our customers in order to remain competitive. In addition, even where these risks do not materialize, we may incur costs as we prepare contingency plans to address such risks. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. In addition, our suppliers’ ability to deliver products may also be affected by raw material and commodity cost volatility or financing constraints caused by credit market conditions, which could materially and negatively impact our net sales and operating costs, at least until alternate sources of supply are arranged. Any delay or unavailability of key products required for our development activities in a timely or cost-effective manner could delay or prevent us from further developing our products and services on our expected timelines or at all and could materially harm our business.

TFLN Optical Chips manufacturers and distributors are concentrated primarily in China and other parts of East Asia, which is an area that is or may be subject to geopolitical uncertainty, trade disputes and restrictions, environmental disasters, and other risks. Any disruption to the operations of these manufacturers or distributors could cause significant delays in the production or shipment of our products and impact our financial condition.

Our success also depends in part on the manufacturing of TFLN Optical Chips. Unforeseen disruption of the manufacture of TFLN Optical Chips could be caused by a number of events, including a maintenance outage, systems outage or other disruption, power or equipment failure, fires, floods, earthquakes or other natural disasters, social unrest or terrorist activity, work stoppages, public health concerns (including pandemics), regulatory measures, or other operational problems. Any disruption in the manufacture of TFLN Optical Chips resulting from such events could cause significant delays in the development and production of our products.

In addition, we may depend on third-party TFLN Optical Chips manufacturing partners or distributors who may be affected by changes in governmental policies, taxation, rising inflation or interest rates, social instability, geopolitical conflicts and tensions, and diplomatic and social developments which are outside of our control.

Furthermore, our industry generally relies on a limited number of TFLN Optical Chips manufacturers whose operations tend to be concentrated in China and other parts of East Asia, which makes us especially susceptible to adverse developments in these regions’ economic and political conditions, particularly to the extent that such developments create an unfavorable business environment that significantly affects our operations. Although the governments of certain countries, including the United States, have taken actions to make their countries more attractive for chip manufacturing operations, there can be no assurances that the current geographic concentration of chip manufacturing will be meaningfully changed in the near term or at all.

If any of these events, or other macroeconomic trends, should cause a prolonged disruption of operations that impact our third-party TFLN Optical Chips manufacturing partners, we may see operational downtimes or operation at reduced capacities, which could have a material adverse effect on our business, financial conditions, and results of operations. Any unplanned production downtime or other operational problems and delays in the manufacturing and fabrications of TFLN Optical Chips, if significant, could have a material adverse effect on our business, financial condition, and results of operations.

In order to compete, we must attract, retain and motivate key associates, and the failure to do so could have an adverse effect on our business, financial condition and results of operations.

We depend on our executive officers and management team to run our business. As we develop new business models and new ways of working, we will need to develop suitable skill sets within our organization. In addition, our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees that have highly technical set of skills. The current market for such positions is highly competitive. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. Moreover, the loss of any of our senior management or other key employees or our inability to recruit and develop capable managers could adversely affect our ability to execute our business plan and we may be unable to find adequate replacements.

Even if we are successful in developing our products and executing our strategy, competitors in the industry may achieve technological breakthroughs that render our quantum computing systems obsolete or inferior to other products.

Our continued growth and success depend on our ability to innovate and develop quantum computing technology in a timely manner and effectively market these products. Without timely innovation and development, our quantum computing products and services could be rendered obsolete or less competitive by changing customer preferences or because of the introduction of a competitor’s newer technologies. We believe that many competing technologies will require a technological breakthrough in one or more problems related to science, fundamental physics or manufacturing. While it is uncertain whether such technological breakthroughs will occur in the next several years, that does not preclude the possibility that such technological breakthroughs could eventually occur. Any technological breakthroughs that render our technology obsolete or inferior to other products could have a material adverse effect on our business, financial condition or results of operations.

The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than we anticipate, if it encounters negative publicity or if our quantum computing products and services do not achieve commercial adoption, the growth of our business will be harmed.

The nascent market for quantum computers is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing customer demands and behaviors. Our success will depend to a substantial extent on the willingness of our potential customers to use, and increase their utilization of, our products and services, as well as on our ability to demonstrate the value of quantum computing to their respective organization, government agencies, and other purchasers of quantum computing offerings. Negative publicity concerning our products and services or the quantum computing industry as a whole could limit market acceptance of our offerings. If our clients and partners do not perceive the benefits of our products and services, or if they do not drive customer engagement, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and industry concerns or negative publicity regarding technophobic views in the context of quantum computing could limit market acceptance of our quantum computing products and services. If any of these events occur, our business, prospects, financial condition and operating results could be harmed.

In addition, our growth and future demand for our products is highly dependent upon the adoption by developers and customers of quantum computers, as well as on our ability to demonstrate the value of quantum computing to our customers. Delays in future generations of our quantum computers or technical failures at other quantum computing companies could limit acceptance of our products and services. Negative publicity concerning our products and services or the quantum computing industry as a whole could limit acceptance of our products and services. While we believe that quantum computing will solve many large-scale problems, it is possible that such problems may never be solvable by quantum computing technology. If our customers and partners do not see the benefits of our products and services, or if our products and services do not drive commercial sales, then demand for our products and services may not develop at all, or it may develop slower than we expect. If any of these events occur, it could have a material adverse effect on our business, financial condition and results of operations.

We have experienced in the past, and could also suffer future disruptions, outages, defects and other performance and quality problems with our quantum computing products and services, our production technology partners or with the public cloud, data centers and internet infrastructure on which we rely.

Our business depends on our quantum computing systems being available through the cloud with a high level of reliability. We have experienced, and may in the future further experience, disruptions, outages, defects and other performance and quality problems with our systems. We have also experienced, and may in the future further experience, disruptions, outages, defects and other performance and quality problems with the public cloud and internet infrastructure on which our systems rely. These problems can be caused by a variety of factors, including failed introductions of new functionality, vulnerabilities and defects in proprietary and open- source software, hardware components, human error or misconduct, capacity constraints, design limitations, denial of service attacks or other security-related incidents, foreign objects or debris, weather, construction, supply chain events, or accidents and other force majeure. We do not have a contractual right with our public cloud providers that compensates us for any losses due to availability interruptions in the public cloud.

Any disruptions, outages, defects and other performance and quality problems with our quantum computing system or with the public cloud, internet, and other infrastructure on which they rely could result in reduced use of our systems, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our future growth and success depend on our ability to sell effectively to government entities and large enterprises.

Our potential customers are likely to include government agencies and large commercial enterprises. Therefore, our future success will depend on our ability to effectively sell our products to such customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to non-governmental agencies or smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by such customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions. In addition, government contracts generally include the ability of government agencies to terminate early which, if exercised, would result in a lower contract value and lower than anticipated revenues. Such government contracts also may limit our ability to do business with foreign governments or prevent us from selling our products in certain countries.

Our quantum computing systems may not be compatible with some or all industry-standard software and hardware in the future, which could harm our business.

Since the merger with QPhoton, we have been focusing more of our efforts on creating quantum computing hardware, in addition to refining the software development platform to access our hardware, and application programing interfaces (“APIs”) to access our systems. The industry is rapidly evolving, and customers have many choices for programming languages, some of which may not be compatible with our own APIs. Our quantum computing development platform is designed to be compatible with most major software languages. If a proprietary (not open source) software toolset became the standard for quantum application development in the future by a competitor, however, usage of our hardware might be limited, which would have a negative impact on the Company. Similarly, if a piece of hardware that we could not integrate with became a necessary component for quantum computing (for instance, quantum networking), the result might have a negative impact on the Company.

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemics (such as the recent COVID-19 pandemic) and other health emergencies, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States or elsewhere, could cause a decrease in business investments, including the progress on development of quantum technologies, and negatively affect the growth of our business. In addition, in challenging economic times, our current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products and services. Additionally, if our customers are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable as a result. Moreover, our key suppliers may reduce their output or become insolvent, thereby adversely impacting our ability to manufacture our products.

Furthermore, uncertain economic conditions may make it more difficult for us to raise funds through borrowings or private or public sales of debt or equity securities. We cannot predict the timing, location, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Government actions and regulations, such as tariffs and trade protection measures, may adversely impact our business, including our ability to obtain products from our suppliers

Government actions and regulations, such as tariffs and trade protection measures, may limit our ability to obtain products from our suppliers or sell our products and services to customers. Political challenges between the United States and countries in which our suppliers are located and changes to trade policies, including tariff rates and customs duties, trade relations between the United States and those countries and other macroeconomic issues could adversely impact our business. During the last few years, the United States has imposed tariffs on certain products imported into the United States and some countries have imposed tariffs on U.S. imports in response. The U.S. government continues to add additional entities, in China and elsewhere, to restricted party lists impacting the ability of U.S. companies to provide products and, in certain cases, services, to these entities and, in some cases, to receive items or services from these entities. The U.S. government also continues to increase end-use restrictions on the provision of items and service to China and other countries including end-uses related to advanced computing. There is also a possibility of future tariffs, trade protection measures or other restrictions imposed on our products or on our customers by the United States or other countries that could have a material adverse effect on our business. Our technology could be deemed a matter of national security and, as such, our customer base could be tightly restricted. We also may accept government grants that place restrictions on the business’ ability to operate. Any such actions could impact our business operations and have a material adverse effect on our business prospectus, financial condition and results of operations.

In addition, the Chinese government exercises significant control over China’s economy through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or our Chinese suppliers, which could harm our business through higher supply costs, reduced availability or both.

Also, due to concerns with the security of products and services from certain telecommunications equipment and services companies based in China, U.S. Congress has enacted bans on the use of certain Chinese-origin components or systems either in items sold to the U.S. government or in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects). Further, the Chinese government has responded to these U.S. actions by indicating its intention to develop an unreliable entity list, which may limit the ability of companies on the list to engage in business with Chinese counterparties.

In June 2022, the import restrictions contained in the Uyghur Forced Labor Prevention Act (“UFLPA”) became effective. The UFLPA creates a rebuttable presumption that any goods mined, produced or manufactured, wholly or in part, in the Xinjiang Uyghur Autonomous Region (“XUAR”) of China, or produced by a listed entity, were made with forced labor and would therefore not be entitled to entry at any U.S. port. Importers are required to present clear and convincing evidence that such goods are not made with forced labor. While we do not source items from the XUAR or from listed parties, and we have increased our supply chain diligence, there is risk that our ability to import components and products may be adversely affected by the UFLPA.

Given the relatively fluid regulatory environment in China and the United States and uncertainty regarding how the U.S. government or Chinese and other foreign governments will act with respect to tariffs and international trade agreements and policies, a trade war, further governmental action related to tariffs or international trade policies, or additional tax or other regulatory changes in the future could directly and adversely impact our financial results and results of operations. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use components for inclusion in our products, if component prices increase significantly or if we are unable to export or sell our products to any of our customers, our business, liquidity, financial condition and/or results of operations would be materially and adversely affected.

We may become subject to legal proceedings that could have a material adverse impact on our financial position and results of operations.

From time to time and in the ordinary course of our business, we and certain of our subsidiaries may become involved in various legal proceedings. All such legal proceedings are inherently unpredictable and, regardless of the merits of the claims, litigation may be expensive, time-consuming and disruptive to our operations and distracting to management. If resolved against us, such legal proceedings could result in excessive verdicts, injunctive relief or other equitable relief that may affect how we operate our business. Similarly, if we settle such legal proceedings, it may affect how we operate our business. Future court decisions, alternative dispute resolution awards, business expansion or legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial noneconomic remedies or punitive damages may be sought. Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular verdict, judgment or settlement that may be entered against us, that such coverage will prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. If we incur liability that exceeds our insurance coverage or that is not within the scope of the coverage in legal proceedings brought against us, it could have an adverse effect on our business, financial condition and results of operations.

We intend to continue exploring strategic business acquisitions and other business combinations and transactions, which are subject to inherent risks.

In order to expand our products and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions and other combinations, investments, or partnerships that we believe are complementary to our business. The identification of suitable acquisition, strategic investment or strategic partnership candidates can be costly and time consuming and can distract our management team from our current operations. The completion of such transactions also have inherent risks that may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: (i) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of an acquired business and to maintain uniform standard controls, policies and procedures; (ii) diversion of management’s attention from other business concerns; (iii) entry into markets in which we have little or no direct prior experience; (iv)) failure to achieve projected synergies and performance targets; (v) loss of clients or key personnel; (vi) incurrence of debt or assumption of known and unknown liabilities; (vii)) write-off of software development costs, goodwill, client lists and amortization of expenses related to intangible assets; (viii) dilutive issuances of equity securities; and (ix) accounting deficiencies that could arise in connection with, or as a result of, such transactions, including issues related to internal control over financial reporting and the time and cost associated with remedying such deficiencies. Even if we successfully complete a strategic transaction, we may not be able to effectively integrate the acquired business, technology, systems, control environment, solutions, personnel or operations into our business or not be able to achieve projected results or support the amount of consideration paid for such acquired businesses or invested in such transactions. In addition, we may incur unexpected costs, claims or liabilities during the strategic transaction or that we assume from the acquired company, or we may discover adverse conditions post- acquisition for which we have limited or no recourse, and we may not achieve the anticipated benefits of any strategic transaction.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operations and access to capital.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, inflation rates higher than historical norms, higher interest rates, bank failures and uncertainty about economic stability. For example, recent bank failures have resulted in volatility in the capital markets. Similarly, the ongoing military conflict between Russia and Ukraine, as well as the war between Israel, Hezbollah and Hamas, has created extreme volatility in the global capital markets and are expected to have continuing global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets were to further deteriorate, including as a result of political unrest or war, it may make any necessary financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Higher than anticipated inflation rates have and are expected to continue to adversely affect us by increasing our costs, including labor and employee benefit costs, and costs for equipment and system components associated with system development. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our systems. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition. Even if inflation and interest rates decline from current levels, that may not result in a reduction of costs.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and services are subject to U.S. export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. export control and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products, technologies, and services to U.S. Government embargoed or sanctioned countries, governments, persons and entities. In addition, certain products and technology may be subject to export licensing or approval requirements. Exports of our products and technology must be made in compliance with export control and sanctions laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines that which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements and have enacted laws that could limit our ability to distribute our products and technologies or could limit our end customers’ ability to implement our services in those countries. Changes in our products or technologies or changes in applicable export or import laws and regulations also may create delays in the introduction and sale of our products and technologies in international markets or, in some cases, prevent the export or import of our products and technologies to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations could also result in decreased use of our products and services or in our decreased ability to export or sell our products and services to existing or potential customers. Any decreased use of our products and services or limitation on our ability to export or sell our products and services would likely adversely affect our business, financial condition and results of operations.

We expect to incur significant costs in complying with these regulations. Regulations related to quantum computing are currently evolving and we face risks associated with changes to these regulations.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business prospects, operating results, and financial condition. We may face inherent risk of exposure to claims in the event that our products do not perform as expected or malfunction. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our quantum computers and business and inhibit or prevent commercialization of other future quantum computers, which would have material adverse effects on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Risks Related to Intellectual Property

Any failure to obtain, maintain and protect our intellectual property rights could impair our ability to protect and commercialize our proprietary products and technology and cause us to lose our competitive advantage.

Our success depends, in significant part, on our ability to obtain, maintain, enforce and defend our intellectual property rights, including patents and trade secrets. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties.

However, we may not be able to prevent unauthorized use of our intellectual property. Our trade secrets may also be compromised, which could cause us to lose our competitive advantage. Third parties may attempt to copy or otherwise obtain, use or infringe our intellectual property.

Monitoring and detecting unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or take in the future to prevent infringement or misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations, and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio, and third parties may develop competitive offerings in a manner that leaves us with limited means to enforce our intellectual property rights against them.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States.

Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, financial condition and operating results.

Our inability to secure patent protection or enforce our patent rights could have a material adverse effect on our ability to prevent others from commercializing similar products or technology.

The application and registration of patents involves complex legal and factual questions. As a result, we cannot be certain that the patent applications that we file will result in patents being issued or that our patents (including licensed patents) and any future patents that do issue will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our products and services, and this may make it difficult for us to obtain certain patent coverage on our own. Any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed, it is still uncertain whether these patents (or any of the issued patents exclusively licensed to us) will be contested, circumvented, invalidated, found to be unenforceable or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The intellectual property rights of others could bar us from licensing and exploiting any patents that issue from our pending applications, and the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards, or limit our ability to use certain key technologies in the future, all of which could harm our business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services or technologies are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation.

For example, there may be issued patents of which we are unaware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future products, services or technologies. Also, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our current or future products, services or technologies. The strength of our defenses will depend on the rights asserted, the interpretation of these rights, and our ability to invalidate the asserted rights. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense.

Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Further, there could be public announcements of the intellectual property litigation, and if securities analysts, investors or others perceive the potential impact to be negative or risks to be substantial, it could have an adverse effect on the price of our common stock. The occurrence of infringement claims may grow as the market for our products, services and technologies grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Cybersecurity risks and the failure to maintain the integrity of data belonging to the Company could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

We may from time to time collect and retain large volumes of data relating to our business and from our customers for business purposes, including for transactional and promotional purposes, and our various information technology systems enter, process, summarize and report such data. The integrity and protection of this data is critical to our business. Maintaining compliance with the evolving regulations and requirements applicable to data security and information privacy protection could be difficult and may increase our expenses. In addition, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss or fraudulent or unlawful use of data relating to our company or our employees, independent distributors or preferred customers, which could harm our reputation, disrupt our operations, or result in remedial and other costs, fines or lawsuits.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. In addition, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

Computer malware, viruses, hacking, phishing attacks and spamming could harm our business and results of operations.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking and phishing attacks against business networks have become more prevalent and may occur on our systems in the future.

Any attempts by hackers to disrupt our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. We could incur significant expenses and losses related to direct attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract customers. Any significant disruption to our website or internal computer systems could result in a loss of customers and could adversely affect our business and results of operations.

We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our software application is unavailable when customers attempt to access it or it does not load as quickly as they expect, customers may seek other services.

Our quantum computer products rely on software that is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been deployed. Any errors, bugs, or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our cloud- based products and services and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

Growing our customer base depends upon the effective operation of our applications with operating systems, networks and standards that we do not control.

We will be dependent on the interoperability of our applications with operating systems that we do not control, and any changes in such systems that degrade our potential products’ functionality or give preferential treatment to competitive products could adversely affect the usage of our applications on quantum processing units. Additionally, in order to deliver high quality products, it is important that our products work well with a range of quantum computers, conventional computers, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the quantum computing industry or in developing products that operate effectively with these technologies, systems, networks or standards.

We may not be able to protect our source code from copying if there is an unauthorized disclosure of source code.

Source code, the detailed program commands for our operating systems and other software programs, is critical to our business. While, from time to time, we may license portions of our application and operating system source code to one or more licensees, we take significant measures to protect the secrecy of large portions of our source code. However, if a significant portion of our source code leaks, we might lose future trade secret protection for that source code. It may become easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile or may decline regardless of our operating performance, and you may lose part or all of your investment.

The market price of our common stock has in the past and may going forward fluctuate widely in response to various factors, some of which are beyond our control, including:

●	actions by competitors;

●	actual or anticipated growth rates relative to our competitors;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the “SEC”);

●	economic, legal and regulatory factors unrelated to our performance;

●	any future guidance that we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

●	changes in financial estimates or recommendations by any securities analysts who follow our common stock;

●	speculation by the press or investment community regarding our business;

●	litigation;

●	changes in key personnel; and

●	future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock markets, including the Nasdaq Stock Market LLC (“Nasdaq”) on which our common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These broad market fluctuations may materially affect our stock price, regardless of our operating results. Furthermore, the market for our common stock historically has been limited and we cannot assure you that an active trading market will ever be developed or maintained. The price at which investors purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell your shares of our common stock for a positive return on your investment. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of shares of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock. In addition, if our significant stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could decline. Any issuance of additional common stock by us in the future, or warrants or options to purchase our common stock, if exercised, would result in dilution to our existing stockholders. Such issuances could be made at a price that reflects a discount or a premium to the then-current trading price of our common stock. Moreover, the perception in the public market that stockholders might sell shares of our stock or that we could make a significant issuance of additional common stock in the future could depress the market for our shares. These sales, or the perception that these sales might occur, could depress the market price of our common stock or make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Delays in filing financial reports, internal control weaknesses, and restatements could hinder our ability to regain Form S-3 eligibility and adversely affect our business and stock price.

Subsequent to the issuance of our Annual Report on Form 10-K for the year ended December 31, 2023, and our subsequent retention of BPM LLP to replace BF Borgers CPA PC as our independent registered public accounting firm, management became aware of various adjustments to be recorded to our consolidated financial statements. On September 11, 2024, we filed Amendment 1 to our Annual Report on Form 10-K for the year ended December 31, 2023, restating our financial statements to correct errors primarily related to purchase accounting for the QPhoton Merger, stock-based compensation, and financing costs. We also amended our financial statements for the nine months ended September 30, 2023, in line with the 2023 Amendment. These corrections impacted net loss, goodwill, intangible assets, liabilities, and stockholders’ equity.

These restatements were necessitated in part by deficiencies in our internal control over financial reporting, which management concluded was not effective as of September 30, 2024. Material weaknesses in our controls, including those related to the timely detection and correction of financial reporting errors, coupled with the replacement of our independent auditor required by the SEC’s cease-and-desist order with BF Borgers, resulted in delayed filings of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, and June 30, 2024.

As a result of the failure to timely file our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2024 and June 30, 2024, we are currently ineligible to register the offer and sale of our securities using a newly filed registration statement on Form S-3. As of December 12, 2024, we have fully utilized the $100 million “shelf” registration statement on Form S-3 that was declared effective by the SEC on November 8, 2022.

To regain eligibility to use Form S-3, we must be timely and current in our public reporting for a period of 12 months preceding our intended S-3 filing. While we expect to regain eligibility to use Form S-3 as of September 1, 2025, there can be no guarantees that we will remain timely and current in our public reporting through such date. Should we wish to register the offer and sale of our securities to the public prior to the time we are eligible to use Form S-3, both our transaction costs and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

While we continue to evaluate steps to remediate our material weaknesses as effective internal controls are necessary for us to provide reliable financial reports and prevent fraud, we can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify errors or to facilitate the fair presentation of our consolidated financial statements. Failure to address and remediate these internal control weaknesses could further delay our ability to regain Form S-3 eligibility and adversely affect our business, operations, and stock price.

“Penny stock” rules may make buying or selling our common stock difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

Trading in our common stock has from time to time been subject to the SEC’s “penny stock” rules and we expect that trading in our common stock may continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules would require that any broker-dealer that recommends our common stock to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the liquidity of, and consequently adversely affect the market price for, our common stock.

Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and may dilute the market for your shares and have a depressive effect on the price of the shares of our common stock.

A substantial minority of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act. In addition, we have certain employment, director and consultant agreements that include grants of options to purchase shares of common stock, which upon conversion, would also be considered “restricted securities.” As restricted securities, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that an Affiliate (as such term is defined in Rule 144(a)(1)) of an issuer who has held restricted securities for a period of at least six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company’s outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an Affiliate of the company and who has satisfied a one-year holding period. The resale of significant amounts of our common stock under Rule 144 or under any other exemption from the registration requirements of the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, could cause the market price of our shares of common stock to decline significantly.

We currently do not intend to pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare or pay dividends on our common stock. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment will be if the market price of our common stock appreciates and you sell your shares at a profit.

You may experience dilution of your ownership interest due to the future issuance of additional shares of our common stock.

We are in a capital-intensive business and we do not have sufficient funds to finance the growth of our business or the costs of our development projects or to support our projected capital expenditures indefinitely. As a result, we will very likely require additional funds from future equity or debt financings, which may include the issuance of shares of preferred stock, convertible debt, or warrants to purchase shares of common stock, to purchase capital equipment, complete the development of new products and pay the general and administrative costs of our business. We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of holders of our common stock. We are currently authorized to issue 250,000,000 shares of common stock. The potential issuance of such additional shares of common stock or of preferred stock or convertible debt may create downward pressure on the market price of our common stock. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in future public offerings or private placements for capital raising purposes or for other business purposes. The future issuance of a substantial number of shares of common stock or the sale of a substantial number of shares in the public market, or the perception that such issuances or sales could occur, could adversely affect the prevailing market price of our common stock. A decline in the market price of our common stock could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common stock.

In addition, these new securities could contain provisions, such as priorities on distributions and voting rights, that could affect the value of our existing common stock.

Our executive officers and directors possess significant voting power with respect to our common stock, which will limit your influence on corporate matters.

As of January 21, 2025, our directors and executive officers collectively beneficially own approximately 20.00% of the shares of our common stock including the beneficial ownership of Dr. Yuping Huang of 17.21% of the shares of our common stock.

As a result, our insiders have the ability to significantly influence our management and affairs through the election and removal of the members of our board of directors (the “Board”) and all other matters requiring stockholder approval, including any future merger, consolidation or sale of all or substantially all of our assets. This concentrated voting power could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our stockholders. Furthermore, this concentrated control will limit the practical effect of your influence over our business and affairs, through any stockholder vote or otherwise. Any of these effects could depress the market price of our common stock.

Our articles of incorporation grant the Board the power to issue additional shares of common and preferred shares and to designate other classes of preferred shares, all without stockholder approval.

Our authorized capital consists of 260,000,000 shares of capital stock of which 10,000,000 shares are authorized as preferred stock. The Board, without any action by our stockholders, may designate and issue shares of preferred stock in such series as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights, provided it is consistent with Delaware law.

The rights of holders of our preferred stock that may be issued could be superior to the rights of holders of our shares of common stock. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock. Furthermore, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute our book value per share.

Risks Related to This Offering

The Selling Stockholders may sell their shares of Common Stock in the open market, which may cause our stock price to decline.

The Selling Stockholders may sell their shares of Common Stock being registered in this offering in the public market. That means that up to 8,489,797 shares of Common Stock including the Placement Agent Warrants, the number of shares being registered in this offering for sale by the Selling Stockholders, may be sold in the public market. Such sales will likely cause our stock price to decline.

Sale of our common stock by the Selling Stockholders could encourage short sales by third parties, which could contribute to the further decline of our stock price.

The significant downward pressure on the price of our common stock caused by the sale of material amounts of common stock could encourage short sales by third parties. Such an event could place further downward pressure on the price of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. All of the net proceeds from the sale of our Common Stock will go to the Selling Stockholders as described below in the sections entitled “Selling Stockholders” and “Plan of Distribution”. Upon the exercise of the Placement Agent Warrants for an aggregate of 326,531 shares of Common Stock, assuming all payments are made in cash and there is no reliance on cashless exercise provisions, we will receive the exercise price of the Placement Agent Warrants, or an aggregate amount of approximately $4.6 million in gross proceeds. We have agreed to bear the expenses relating to the registration of the common stock for the Selling Stockholders.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will offer Common Stock at the prevailing market prices or privately negotiated prices. The offering price of our Common Stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our Common Stock may not trade at the market prices. The offering prices for our Common Stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the Nasdaq Capital Market under the symbol “QUBT” and commenced trading on July 15, 2021.

Authorized Capital

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 250,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of blank check preferred, of which 1,550,000 shares are designated as Series A Convertible Preferred Stock and 3,079,864 shares are designated as Series B Preferred Stock. As of January 21, 2025, 137,175,764 shares of common stock were issued and outstanding, no shares of Series A Convertible Preferred stock are issued and outstanding and no shares of Series B Preferred Stock are issued and outstanding.

Holders of Common Equity

As of January 21, 2025, there were approximately 226 stockholders of record of our common stock. Because shares of our common stock are held by depositaries, brokers and other nominees, the number of beneficial holders of our shares is substantially larger than the number of stockholders of record.

Dividend Information

We have not paid any cash dividends to our holders of common stock. The declaration of any future cash dividends is at the discretion of the Board and depends upon our earnings, if any, our capital requirements and financial position, our general economic condition, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

QCi is a development stage company. Our strategy is to create a range of accessible and affordable quantum machines and photonics chips for use by commercial and government markets. We have developed and continue to primarily develop quantum and photonics products for high-performance computing applications based on patented and proprietary technology. Our technology is central to our strategy because we believe that it enables us to leverage the advantages of size, weight, power and cost (over competing cryogenic products) to drive market adoption and volume of sales. Specifically, our products are designed to operate at room temperature and at very low power levels at an affordable cost.

QCi’s core technology is Entropy Quantum Computing (“EQC”). EQC is a patent pending methodology that utilizes the environment to drive controlled energy loss in a photonic architecture. The Company believes that EQC’s small rack-mountable size and low-energy consumption provides a substantial competitive edge as compared to superconducting, cryogenic quantum systems offered by competitors that are also designed to solve optimization problems. In addition to our photonic computing platform, we have leveraged QCi’s core technology to demonstrate powerful quantum sensing use cases in LIDAR (Light Detection and Ranging), reservoir computing (a form of neural network that can be used in machine learning applications) and quantum cyber authentication (a method for highly secure communication within a network). Several of these important technologies are already in early stages of commercialization.

Our longer-term product development plan is to migrate product designs based on discrete components to a set of optical integrated circuits built on wafers using a crystalline material called lithium niobate (“Thin Film Lithium Niobate” or “TFLN”). The Company believes that TFLN is an excellent material for design and implementation of optical integrated circuits (“TFLN Chips”) suitable for our quantum computing and sensing products because it is crystal based and hence can have optical waveguides directly etched into the material. QCi possesses strong domain experience and intellectual property in TFLN design and chip fabrication and has completed initial production of several specialty devices such as electro-optical modulators (“EOM’s”). TFLN EOM’s have the advantages of large bandwidth, low power consumption, and small size. The Company has begun buildout of a state-of-the-art TFLN chip manufacturing facility (the “AZ Chips Facility”) in a leased space within Arizona State University’s Research Park in Tempe, Arizona. The Company’s understanding is that this could be the nation’s first dedicated optical integrated circuit manufacturing foundry using TFLN wafers to achieve quantum effects and superior optical interconnects for data centers. Our plan for the facility is to produce a range of custom lithium niobate chips for use in our own product lines as well as chips for sale in the commercial market. The Company has plans to support this initiative by applying for funding for distinct uses under both the Title 17 Clean Energy Financing Program managed by the US Department of Energy’s Loan Programs Office and also the Creating Helpful Incentives to Produce Semiconductors Act of 2022, which specifically includes $39 billion in manufacturing incentives and $13 billion to support new research and development.

We believe that the practical benefits to the customer of QCi’s core offerings are:

●	Powerful performance in speed and quality of solution for large complex optimization problems;

●	Plug and play compatibility with existing IT infrastructure;

●	Low power consumption - normal operation under 80 watts; and

●	Scalability with potential for migration to nanophotonic system-on-a-chip designs.

The Company has limited operations, has generated limited revenue based on sales of products and related services to date, and is expanding our sales and marketing efforts to support our current portfolio of commercially-available products and planned TFLN Chips.

Market Opportunity

Despite enormous growth in the capabilities of conventional computers and silicon microprocessors, some of the world’s most important computational problems are still considered impractical to solve in a reasonable period of time. Quantum computing represents a potential alternative approach to solving those problems because quantum computers apply the properties of quantum physics to operate in a fundamentally different way. Conventional computer chips use binary bits (ones and zeros) to represent information. Quantum computers utilize qubits (quantum bits), which leverage some of the properties of quantum physics, namely superposition and entanglement, to process computations that would be intractably difficult using conventional computers. Quantum machines are intrinsically able to search very large solution spaces using these quantum effects and are thereby able to perform optimization calculations in polynomial time vs. exponential time.

While quantum-based computers will not replace conventional computers in most applications, they are ideally suited to run optimization algorithms, as well as to calculate certain sensing, imaging, and cybersecurity problems that are beyond the reach of general silicon-based computing today. The Company believes that quantum solutions have the potential to bring order of magnitude advances in the fields of medicine, engineering, autonomous vehicles, and cybersecurity and that the demand for quantum computing in these market sectors will likely outpace and outperform the general-purpose computing market in the near- to mid-term and into the foreseeable future.

Our core technology offers practical, cost-effective solutions that materially advance the adoption of quantum machines across several market segments including:

1.	Quantum Computing;

2.	Quantum Intelligence (Artificial Intelligence and Machine Learning);

3.	Remote Sensing;

4.	Imaging; and

5.	Cybersecurity.

Economic Conditions, Challenges, and Risks

The markets for high-performance conventional and quantum computing and cloud-based services are dynamic and highly competitive. Our competitors are developing new computing devices, while also enhancing competing cloud-based services for businesses. Aggregate demand for our solutions, services, and devices is also correlated to global macroeconomic and geopolitical factors, which remain dynamic. We must continue to evolve and adapt over an extended time in pace with this changing environment.

The investments we are making in Quantum Optical Chips and devices will continue to increase our operating costs and may decrease our operating margins. Components for our devices are primarily manufactured by third parties. Some of our products contain certain components for which there are very few qualified suppliers. Extended disruptions at these suppliers could impact our ability to manufacture devices on time to meet consumer demand.

Our success is highly dependent on our ability to attract and retain qualified employees. We hire a mix of university and industry talent. We compete for talented individuals by offering an exceptional working environment, an ability to work on new, ground-breaking quantum technology, the ability to grow one’s career across many different products and businesses, and competitive compensation and benefits.

Results of Operations

Our results of operations for the three and nine months ended September 30, 2024 and 2023 is as follows (in thousands, except percentages):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Revenue:
Total revenue	$101	$50	102%	$311	$283	10%
Gross profit	9	26	(65)%	78	152	(34)%
Gross profit margin	9%	52%	(43)%	25%	54%	(29)%
Operating expenses:
Research and development	2,244	2,328	(4)%	6,560	6,977	(6)%
Sales and marketing	363	584	(38)%	1,243	1,397	(11)%
General and administrative	2,840	3,725	(24)%	9,298	11,442	(19)%
Total operating expenses	5,447	6,637	(18)%	17,101	19,816	(14)%
Loss from operations	(5,438)	(6,611)	(18)%	(17,023)	(19,664)	13%
Non-operating income and (expense):
Interest and other income	70	126	(44)%	180	219	(18)%
Interest expense, net	(307)	(369)	(17)%	(462)	(1,334)	(65)%
Change in value of derivative and warrant liabilities	-	13	(100)%	-	384	(100)%
Total non-operating income (expense)	(237)	(230)	3%	(282)	(731)	61%
Net loss	$(5,675)	$(6,841)	(17)%	$(17,305)	$(20,395)	(15)%

Revenues

The Company’s revenues consist of (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Products	$-	$-	-	$27	$-	NM
Services	101	50	102%	284	283	-%
Total	$101	$50	102%	$311	$283	10%

Revenues for the three months ended September 30, 2024 were $101 thousand compared to $50 thousand for the comparable prior year period, an increase of $51 thousand or 102%. Revenues for the nine months ended September 30, 2024 were $311 thousand compared to $283 thousand for the comparable prior year period, an increase of $28 thousand or 10%. The respective increases in revenues are primarily due to changes in the number of, size of and level of effort performed on active customer proof-of-concept and research and development services and custom hardware contracts.

Cost of Revenues

Cost of revenues, which consists of direct labor expenses, primarily salary costs for engineering and solutions staff delivering services, and other direct component costs for custom hardware on research and development contracts, was $92 thousand for the three months ended September 30, 2024, compared to $24 thousand for the comparable prior year period, an increase of $68 thousand or 283%. Cost of revenues for the nine months ended September 30, 2024 was $233 thousand compared to $131 thousand for the comparable prior year period, an increase of $102 thousand or 78%. The respective increases are both primarily due to the increases in direct labor expenses and other direct costs required to perform on the contracts during the 2024 periods compared to the prior year periods.

Gross Margin

Gross margin for the three months ended September 30, 2024 was $9 thousand and 9% compared to $26 thousand and 52% for the comparable prior year period, a decrease of $17 thousand and 43%, respectively. Gross margin for the nine months ended September 30, 2024 was $78 thousand and 25% compared to $152 thousand and 54%, a decrease of $74 thousand and 29%, respectively, compared to the comparable period of 2023. The respective changes were nearly entirely the result of a new custom hardware contract that has lower margins due to its cost of revenues being comprised of other direct component costs in addition to direct labor expenses. Our lack of a scaled and distributed base of revenue generation by product and sales channel can result in significant differences in gross margin between reporting periods.

Operating Expenses

Information about our operating expenses for the three and nine months ended September 30, 2024 and 2023 is set forth in the below tables (in thousands, except percentages). Operating expenses for the three and nine months ended September 30, 2024 decreased by $1.2 million and $2.7 million, respectively, in each case primarily as a result of lower general and administrative expenses of approximately $900 thousand and selling and marketing expenses of approximately $200 thousand.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Research and development	$2,244	$2,328	(4)%	$6,560	$6,977	(6)%

Research and development expenses consist primarily of labor expenses for employees that primarily engage in research and development efforts and non-labor expenses for the development of hardware products and supporting software. We focus the bulk of our research and development activities on the continued development of existing products and the development of new offerings for emerging market opportunities.

Research and development expenses for the three and nine months ended September 30, 2024 decreased compared to the comparable prior year periods primarily due to a reduction in employee-related expenses, primarily as a result of decreased bonus expenses. These decreases were partially offset by net increases in stock-based compensation as the Company sought to create long-term incentives to retain key technical, sales and administrative employees. See Note 12, Stock-based Compensation, in the accompanying notes to our unaudited condensed consolidated financial statements for additional information.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Sales and marketing	$363	$584	(38)%	$1,243	$1,397	(11)%

Selling and marketing expenses consist primarily of employee compensation as well as customer lead generation activities, tradeshow participation, advertising and other marketing and selling costs.

Selling and marketing expenses for the three and nine months ended September 30, 2024 decreased primarily due to lower employee and related compensation, reduction in the use of consultant services and decreased marketing program costs as management continued to refine the Company’s approach to product and services sales.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
General and administrative	$2,840	$3,725	(24)%	$9,298	$11,442	(19)%

General and administrative expenses consist primarily of compensation expenses for employees performing administrative functions, and professional fees incurred for legal, auditing and other consulting services.

General and administrative expenses for the three and nine months ended September 30, 2024 decreased compared to the comparable prior year period primarily due to lower employee- and advisor-related expenses, including stock-based compensation, payroll, bonus and travel expenses, as well as lower legal fees and consulting services costs driven by changes made within and by the Company’s management team, offset by increased audit fees driven by the Company retaining a new independent registered public accounting firm and such firm’s re-audit of the Company’s financial statements for the years ending December 31, 2023 and 2022.

Non-operating Income (Expense)

The following table summarizes our non-operating income (expense) for the three and nine months ended September 30, 2024 and 2023 (in thousands, except percentages).

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Interest and other income	$70	$126	(44)%	$180	$219	(18)%
Interest expense, net	(307)	(369)	(17)%	(462)	(1,334)	(65)%
Change in value of derivative and warrant liabilities	-	13	(100)%	-	384	(100)%
Other income (expense)	$(237)	$(230)	3%	$(282)	$(731)	61%

Net other expense for the three months ended September 30, 2024 compared to the comparable prior year period is virtually unchanged, with the approximate $62 thousand decrease in net interest expense offsetting the approximate $56 thousand decrease in interest income. The $449 thousand decrease in other expense for the nine months ended September 30, 2024 compared to the comparable prior year period is the result of the $872 thousand decrease in interest expense for the Company’s financial liabilities offset by a $384 thousand reduction in gains in the fair value of the QPhoton Warrant liability.

Interest and other income consists of earned interest on loans receivable and cash and cash equivalents. See Note 2, Significant Accounting Policies - Cash and Cash Equivalents, in the accompanying notes to our unaudited condensed consolidated financial statements for additional information on where the Company maintains its cash balances. The decreases for the three and nine months ended September 30, 2024 compared to the comparable prior year periods is primarily due to the Company maintaining lower cash balances in mutual funds and deposit and money market accounts during the 2024 periods compared to the 2023 periods.

Interest expense, net consists of interest on financial liabilities, amortization of debt issuance costs, and accretion of derivative interest. The decrease in interest expense in 2024 compared to 2023 was attributable to decreased borrowings outstanding under the Streeterville Unsecured Note which was paid-in-full as of March 1, 2024, partially offset by new borrowings under the Streeterville Convertible Note that we issued in August 2024. See Note 8, Financial Liabilities, in the accompanying notes to our unaudited condensed consolidated financial statements for additional information.

The gain on change in value of warrant liability is comprised of mark-to-market adjustments for the QPhoton Warrants, which have no carrying value as of September 30, 2024 and December 31, 2023. Future mark-to-market adjustments may result in losses if the Company’s stock price increases above the exercise price of the Underlying Options, as defined below. See Note 11, Capital Stock - Warrants, in the accompanying notes to our unaudited condensed consolidated financial statements for additional information on the QPhoton Warrants. There was no mark-to-market for the Streeterville Derivative Liability as of September 30, 2024.

Liquidity and Capital Resources

We have incurred net losses and experienced negative cash flows from operations since inception. Through September 30, 2024, the Company has raised $68.3 million through private and public placements of equity and $12.6 million through private placements of convertible promissory notes and other debt for a total of $80.9 million. The Company has no lines of credit or short-term debt obligations outstanding when excluding the remaining debt issuance costs. We expect to incur additional losses and higher operating expenses for the foreseeable future as we continue to invest in research and development and go-to-market programs. We have determined that our ability to continue as a going concern is dependent upon obtaining additional capital and financing. As of September 30, 2024, the Company had cash and cash equivalents of $3.1 million. Subsequent to September 30, 2024 through January 21, 2025, the Company raised gross proceeds of $199.4 million, before customary fees and expenses.

Our primary uses of cash are to fund and invest in our operations as we continue to grow our business. We will require a significant amount of cash for continued investment in our AZ Chips Facility and ongoing research and development for our non-linear quantum optical products and photonics chips. Until such time as we can generate significant revenue from sales or subscriptions of our hardware offerings, we expect to finance our cash needs through public and/or private equity and/or debt financings or other capital sources, including but not limited to U.S. government grant and loan programs. However, we may be unable to raise sufficient funds or enter into such other arrangements, when needed, on favorable terms, or at all. In particular, uncertain and unfavorable conditions in the United States and global macroeconomic environment, including inflationary pressures, rising interest rates, bank failures, and financial and credit market fluctuations, could reduce our ability to access capital on favorable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be, or could be, diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our product development and go-to-market efforts. Further, there can be no assurances that the Company will be able to secure additional equity investments or achieve an adequate sales level.

The following table summarizes total consolidated current assets, liabilities and working capital at September 30, 2024, compared to December 31, 2023 (in thousands):

	September 30, 2024	December 31, 2023	Change
Current Assets	$3,912	$2,656	$1,256
Current Liabilities	$2,431	$4,812	$(2,381)
Working Capital (Deficit)	$1,481	$(2,156)	$3,637

At September 30, 2024, we had working capital of $1.5 million as compared to a working capital deficit of $2.2 million at December 31, 2023, an increase of $3.7 million. The increase in working capital is primarily attributable to an increase in cash proceeds from our issuance of shares of common stock using the Company’s ATM Facility and our issuance of the Streeterville Convertible Note, offset by the use of cash to pay for operating expenses and capital investments in property and equipment.

Cash Flows

The following table summarizes our cash flow for the nine months ended September 30, 2024 and 2023 (in thousands).

	Nine Months Ended September 30,
	2024	2023
Net cash used in operating activities	$(12,439)	$(13,348)
Net cash used in investing activities	(3,170)	(2,665)
Net cash provided by financing activities	16,614	18,084
Net increase in cash, cash equivalents, and restricted cash	$1,005	$2,071

Net cash used in operating activities for the nine months ended September 30, 2024 and 2023 was $12.4 million and $13.3 million, respectively, in each case primarily as a result of our net loss in each period offset by noncash adjustments for stock-based compensation, mark-to-market valuation adjustments on financial liabilities, and depreciation and amortization.

Net cash used in investing activities for the nine months ended September 30, 2024 and 2023 was $3.2 million and $2.7 million, respectively, and was attributable to our purchase of computer hardware, laboratory and TFLN Chips manufacturing equipment. The increase in investment in the 2024 period is primarily due to the purchase of additional equipment in connection with establishing the Company’s AZ Chip Facility.

Net cash provided by financing activities was $16.6 million and $18.1 million, respectively, for the nine months ended September 30, 2024 and 2023. Cash flows provided by financing activities during the nine months ended September 30, 2024 were attributable to proceeds from our sale of shares of common stock pursuant to the ATM Facility and our issuance of the Streeterville Convertible Note, partially offset by repayments on the Streeterville Unsecured Note and redemptions of shares of Series A Preferred Stock. Cash flows provided by financing activities during the period ended September 30, 2023 were attributable to proceeds from our sale of shares of common stock pursuant to the ATM Facility, partially offset by repayments on the Streeterville Unsecured Note.

On a long-term basis, our liquidity is dependent on the continuation and expansion of operations and receipt of revenues. Demand for our products and services will be dependent on, among other things, market acceptance of our products and services, the technology market in general, and general economic conditions, which are cyclical in nature. As most of our revenues will be from the sales of our products and services, our business operations may be adversely affected by the actions of our competitors and prolonged recession periods

Critical Accounting Estimates

Certain of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our consolidated financial statements. In applying these policies, our management uses judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of market trends, information provided by our strategic partners and information available from other outside sources, as appropriate. Actual results may differ significantly from the estimates contained in our consolidated financial statements.

Fair Value of Stock-based Compensation and Derivatives

We recognize stock-based compensation expense for all share-based payment awards in accordance with ASC 718, Compensation - Stock Compensation. Stock-based compensation expense for expected-to-vest awards is valued under the single-option approach and amortized on a straight-line basis, accounting for actual forfeitures as they occur. We utilize the Black-Scholes pricing model in order to determine the fair value of stock-based option awards. The Black-Scholes pricing model requires various highly subjective assumptions including volatility, expected option life, and risk-free interest rate. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Another area of critical accounting estimates involves determining the fair market value of the QPhoton Warrants. The Company determines which underlying options and warrants are in-the-money or out-of-the-money at period end by comparing to the bid price of the Company’s common stock, then accounts for changes period-over-period by realizing a mark-to-market gain or loss for the period.

Another area of critical accounting estimates involves determining the fair value of the Streeterville Derivative Liability, which involves inherent uncertainties and the application of management judgement. The Streeterville Derivative Liability was mark-to-market adjusted as of September 30, 2024, and accreted as interest expense. The Streeterville Convertible Note was repaid on November 18, 2024, and there is no outstanding balance as of December 31, 2024.

Fair Market Value and Useful Life of Intangible Assets

Determining the fair market value and useful life of the intangible assets acquired by the Company through the merger with QPhoton is another critical accounting estimate. In the absence of market pricing for the intangible assets, the Company relied on independent third-party appraisal experts and comparison with similar transactions to arrive at estimates of value as well as useful life. The Company will perform periodic assessments of the intangible assets for impairment, but if any of the initial estimates are incorrect, that could result in a calculation of amortization expense that is too high or too low.

Valuation Allowances for Deferred Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s assessment of estimated current and future income taxes to be paid. We are subject to income taxes in the United States. Significant judgments and estimates are required in determining the consolidated income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits.

Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which are expected to result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, for all material jurisdictions, we consider all available positive and negative evidence, including scheduled reversals of deferred tax balances, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state, federal and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we use to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating results.

As of September 30, 2024, we had federal and state net operating loss (“NOL”) carryforwards of approximately $60.1 million, or $15.6 million on a tax-effected basis. We believe that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Accordingly, we have provided a full valuation allowance on any potential deferred tax assets relating to these NOL carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of September 30, 2024, will be accounted for as a reduction of income tax expense.

The calculation of our tax liabilities involves evaluating uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. ASC 740, Income Taxes, states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including the resolution of any related appeals or litigation processes, on the basis of the technical merits.

We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a tax payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is made available.

We believe that none of the unrecognized tax benefits may be recognized by the end of 2024.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our unaudited condensed consolidated financial statements.

BUSINESS

The Computing Landscape and The End of Moore’s Law

For the past 45 years or so, silicon-based processor manufacturers have been able to double their processing power every 18 to 24 months, a phenomenon known in the computer industry as “Moore’s Law.” Recently, the computer processor industry has found it increasingly difficult to offer faster, more powerful processors due to fundamental physical effects limiting further size reduction of transistors.

Additionally, conventional computers are known to struggle with optimization problems known as NP-complete problems, which are a class of mathematical problems that can, in principle, be solved by conventional computers, with that caveat that the time to solution will grow exponentially with the size of the problem. These NP-complete problems require complex calculations that cannot currently be performed within any reasonable amount of time using conventional computer systems for problem sizes relevant to many industrial and government applications. Published academic research indicates that quantum computers may be ideally suited to solve optimization problems of this type.

Some computer science experts believe that quantum computing will be a potential solution to the hard limits now being approached by conventional computers that utilize silicon-based processors. While the date of practical relevance of quantum computers is hard to determine, we believe that quantum availability has already begun and that quantum computers with gradually increasing performance will be introduced by multiple vendors over the course of the next decade.

The Company

Quantum Computing Inc. (“QCi” or the “Company”) is an American company utilizing non-linear quantum optics (optical devices whose output due to quantum effects is exponentially, not linearly, related to inputs) to deliver quantum products for high-performance computing applications. QCi’s products are designed to operate at room temperature and use low power. Our core technology enables the execution of a go-to-market strategy that emphasizes accessibility and affordability as the key selling points.

QCi was founded in 2018 and our initial business was developing platform agnostic enterprise software for quantum computing systems. In June 2022, QCi acquired its wholly-owned subsidiary QPhoton, Inc. (subsequently renamed QPhoton, LLC) (“QPhoton”), a photonics hardware company (the “QPhoton Merger”). That merger enables QCi to now offer high-performance quantum systems integrated with the Company’s software platform, Qatalyst, that existed before the QPhoton Merger.

QCi’s core technology is Entropy Quantum Computing (“EQC”). EQC is a patent pending methodology that utilizes the environment to drive controlled energy loss in a photonic architecture.

Using quantum measurements of single photons as a source of feedback, the energy loss of the system is driven to a “ground state solution” where additional computational iterations no longer change the output. The ground state solution is the optimized result (the answer to the problem posed). This methodology allows for very low power consumption and room temperature operation. Also, due to the nature of the measurement and feedback process, EQC drives non-linear quantum interactions for “dense, fully connected” problem solving. We anticipate that our core technologies will enable us to develop and produce multiple generations of quantum machines with increasing computational power, capacity, and speed, as well as the eventual hardware miniaturization to produce optical integrated circuits to replace the discrete components currently used. We expect these systems to deliver performance advantages over classical computational machines with the long-term goal of solving complex problems more effectively and efficiently with greater scalability, lower power consumption, and lower cost.

In addition to our photonic computing platform, we have leveraged QCi’s core technology to demonstrate powerful quantum sensing use cases in LIDAR (Light Detection and Ranging), reservoir computing (a form of neural network that can be used in machine learning applications) and quantum cyber authentication (a method for highly secure communication within a network). Several of these important technologies are already in early stages of commercialization.

Our longer-term product development plan is to migrate product designs based on discrete components to a set of optical integrated circuits built on wafers using a crystalline material called lithium niobate (“Thin Film Lithium Niobate” or “TFLN”). The Company believes that TFLN is an excellent material for design and implementation of optical integrated circuits suitable for our quantum computing and sensing products because it is crystal based and hence can have optical waveguides directly etched into the material. QCi possesses strong domain experience and intellectual property in TFLN design and chip fabrication and has completed initial production of several specialty devices such as electro-optical modulators (“EOM’s”). The Company has begun buildout of a state-of-the-art TFLN chip manufacturing facility in a leased space within Arizona State University’s Research Park in Tempe, Arizona. The Company’s understanding is that this could be the nation’s first dedicated optical integrated circuit manufacturing facility using TFLN wafers to achieve quantum effects. Our plan for the facility is to produce a range of custom lithium niobate chips for use in our own product lines as well as chips for sale in the commercial market. The Company has plans to support this initiative by applying for funding for distinct uses under both the Title 17 Clean Energy Financing Program managed by the US Department of Energy’s Loan Programs Office and also the Creating Helpful Incentives to Produce Semiconductors Act of 2022 (the “CHIPS Act”), which allocates $52 billion for the revitalization and onshoring of semiconductor manufacturing in the U.S. The CHIPS Act funding specifically includes $39 billion in manufacturing incentives and $13 billion to support new research and development.

The recent market report published by Market Research Reports: Document ID: LPI08232779; Published August 8, 2023 “Thin Film Lithium Niobate Market Forecast 2023 - 2029,” indicates a significant underlying market growth for TFLN devices. The study covers use applications and segments that suggest the global TFLN EOM market, valued at $190.4 million in 2022, is forecast to grow to an estimated $1,931.3 million by 2029 - a compound annual growth rate of 39 percent. The report further describes that the demand increase is principally driven by the material advantages that were summarized above. Specifically, TFLN EOM’s have the advantages of large bandwidth, low power consumption, and small size. .

Additionally, Mordor Intelligence published a market report, “Photonic Integrated Circuit Market Size & Share Analysis - Growth Trends & Forecasts (2024 - 2029)”, Source: https://www.mordorintelligence.com/industry-reports/hybrid-photonic-integrated-circuit-market, forecasting that the Photonic Integrated Circuit (PIC) market is currently valued at $15.1 billion, and will grow at a CAGR of 20.5% to $38.4 billion in 2029. This illustrated significant anticipated demand for QCi’s products and services.

Our Strategy

QCi’s strategy is to provide a range of accessible and affordable quantum machines to commercial and government markets. Our proprietary technology is central to our strategy because we believe that it enables us to leverage the advantages of size, weight, power and cost (over competing cryogenic products to drive market adoption and volume of sales.

In addition to cloud-based access to our quantum computers, we offer on premises installation of our EQC product, rack-mountable and compatible with standard server room infrastructure requiring no need for special cooling, shielding, or power considerations. The Company believes the EQC’s small rack-mountable size and low-energy consumption provides a substantial competitive edge as compared to superconducting, cryogenic quantum systems offered by competitors that are also designed to solve optimization problems.

We believe that the practical benefits to the customer of QCi’s core offerings are:

●	Powerful performance in speed and quality of solution for large complex optimization problems

●	Plug and play compatibility with existing IT infrastructure

●	Low power consumption - normal operation under 80 watts

●	Scalability with potential for migration to nanophotonic system-on-a-chip designs

●	High precision for sensing applications.

Market Opportunity

Despite enormous growth in the capabilities of conventional computers and silicon microprocessors, some of the world’s most important computational problems are still considered impractical to solve in a reasonable period of time. Quantum computing represents a potential alternative approach to solving those problems because quantum computers apply the properties of quantum physics to operate in a fundamentally different way. Conventional computer chips use binary bits (ones and zeros) to represent information. Quantum computers utilize qubits (quantum bits), which leverage some of the properties of quantum physics, namely superposition and entanglement, to process computations that would be intractably difficult using conventional computers.

While quantum-based computers will not replace conventional computers in most applications, they are ideally suited to run optimization algorithms, as well as to calculate certain sensing, imaging, and cybersecurity problems that are beyond the reach of general silicon-based computing today. The Company believes that quantum solutions have the potential to bring order of magnitude advances in the fields of medicine, engineering, autonomous vehicles, and cybersecurity and that the demand for quantum computing in these market sectors will likely outpace and outperform the general-purpose computing market in the near- to mid-term and into the foreseeable future.

Our core technology offers practical, cost-effective solutions that materially advance the adoption of quantum machines across several market segments including:

1.	Quantum Computing

2.	Quantum Intelligence (Artificial Intelligence and Machine Learning)

3.	Remote Sensing

4.	Imaging

5.	Cybersecurity

Products and Products in Development

The Company believes it is well-positioned in the marketplace due to the Company’s core technology in integrated photonics that allows QCi to offer a suite of quantum machines and solutions to the market today with a robust technology roadmap for the future. The merger with QPhoton has broadened the Company’s technology portfolio and enables us to develop a group of closely related products to EQC, based on our common core photonic technology.

TFLN Optical Chips

We believe that TFLN optical integrated circuits (“TFLN Optical Chips”) will ultimately provide the greatest scalability and performance advantages for quantum information processing, sensing and imaging. The Company is developing proprietary chip designs and is completing a dedicated chip fabrication facility to develop and produce TFLN Optical Chips for quantum information processing and other single photon detection and sensing applications.

Quantum Computing

Entropy Quantum Computer

The core of QCi’s hardware offering is the EQC, which leverages the principle of open quantum systems, meaning that the EQC does not need to be isolated from the outside world in order to function. The EQC differs from the more common gate-model architectures by using the entropy in the environment as a useful source of energy rather than isolating from the entropy as a source of noise. As a result, the EQC can operate in normal server room environments with a high degree of stability. The EQC works by encoding a problem into a photonic signal and then carefully modulating the loss of energy in the system, iterating until the system reaches the ground state (or optimal configuration) solution. The non-linear coupling of an optical feedback loop in the system enables full connectivity among all of the variables of a complex problem.

QCi launched a new EQC device during the first quarter of 2024 (Dirac-3) and plans to release a series of additional EQC products in the coming months and years. This planned evolution of technology and product enhancements will involve improving the size and capacity of the EQC machines, as well as speed, scalability and performance fidelity. The EQC is available both as a cloud-based subscription service, similar to other quantum machines, as well as an affordable on premises solution.

Qatalyst

QCi’s evolution into quantum hardware computing was enabled by the prior creation of its Qatalyst software. The Qatalyst development platform was QCi’s answer to the broader industry’s current approach to quantum software development, which relies on highly trained scientists working with software development kits (“SDKs”) at the circuit level, instead of a high-level language. Using an SDK requires deep level quantum expertise to create quantum workflows. Qatalyst is not a tool kit, rather, a complete platform. Qatalyst enables developers to create and execute quantum-ready applications on conventional computers as well as multiple quantum computers. Users can call upon the same Qatalyst APIs (Application Programming Interfaces) on conventional computers to achieve optimization performance advantages using our cloud-based solution. We originally designed Qatalyst to facilitate access to multiple quantum processing units including Rigetti, Oxford Quantum Circuits and IonQ, QuEra, and Xanadu via the Amazon Web Services (“AWS”) cloud-based Braket service. Qatalyst is now the interface to QCi’s own EQC systems.

Quantum Intelligence (Artificial Intelligence and Machine Learning)

Reservoir Computer

Launched in June 2023, our first reservoir computing product is an edge device that is FPGA-based and optimized for recurrent neural network applications. “Compute at the edge” means to process, measure and analyze data locally (at the device) vs. over a network where data must be sent over the internet or through some cloud service. QCi’s Reservoir Computer (“RC”) is a standalone box that can be plugged into a local computer or server without having to connect over the internet. The RC hardware system’s advantages over the more traditional software approaches to reservoir computing include significantly faster processing speeds, 80% - 95% less energy consumption, portability (size of power bank), affordability, and requiring significantly shorter training time for models. The RC delivers superior performance in time dependent tasks, such as chaotic time series prediction, unstructured financial model prediction, natural language processing and weather forecasting. Being deployed as a “compute at the edge” device provides the advantage of allowing data analysis to occur at the data collection point, thereby reducing latency and dependency on network connections and providing more real-time processing of data. To date, the market for reservoir computing has been limited due to computing cost and technical implementation complexities, which the RC is designed to address. We anticipate that future generations of the RC will introduce greater speed of performance and scalability. This will enable the RC to participate in the large language model training and other applications. While technology challenges do remain in scaling this technology, this is one of the focus areas for QCi to gain significant share in the artificial intelligence / Machine Learning hardware market.

Remote Sensing

LiDAR Applications

QCi’s Quantum LiDAR uses patented methodologies that leverage the selective use of quantum spatial-temporal modes to maximize the signal-to-noise ratio of weak signals in a high noise background. This technology advancement allows QCi systems to see through dense fog and provide image fidelity at great distances with very high resolution in difficult environments such as snow, ice, and water. The practical benefits on payload and signal to noise enhancement can be used to produce LiDAR systems that are greatly enhanced in their ability to measure at improved resolution and distances from aircraft, drones and even satellites.

Quantum Photonic Vibrometer

Launched July 2023, QCi’s Photonic Vibrometer is a proprietary instrument for remote vibration detection, sensing, and inspection. This device offers advanced sensitivity, speed, and resolution, capable of discerning for the first time, highly obscured and non-line-of-sight objects. The Photonic Vibrometer measures the vibration frequency of a remote target by utilizing fast-gated single photon counting to directly detect returning photons whose wavefunctions are dynamically modulated as they are reflected off the target. By counting photons at a megahertz rate, important properties such as material composition and mechanical integrity can be determined within seconds and, depending on detection distance, with microwatt to milliwatt optical power. Working at an eye-safe wavelength, the system can accurately characterize the vibration spectra of solid or liquid targets with vibration amplitude as small as 100 nanometers. The Photonic Vibrometer can also remotely sense through obscured media or around corners where there is no line of sight, implying new capabilities in remote sensing, voice recognition, and ex vivo diagnostics.

We expect subsequent photonic vibrometer versions, which are currently under development, to reach significantly greater distances, minimize device footprint and weight, and optimize data gathering in increasingly challenging environmental conditions (for example, underground, underwater and at high altitudes affixed to a drone, plane or space-based platforms).

Imaging

Optical Imaging

By leveraging the ability to count single photons, a key to the EQC, and filter their associated wave functions precisely, we can perform optical imaging through otherwise opaque and dense materials. Quantum imaging has the potential to be a powerful supplement to currently available computerized tomography (CAT Scan) imaging applications, where tissue damage from high energy radiation needs to be avoided. We have built and are currently testing a prototype quantum imaging system.

Cybersecurity

Quantum Networks and Quantum Authentication

QCi has developed a system to address one of the major challenges in cybersecurity, authentication of users on a network, which is currently facilitated by the distribution of “private keys” by a trusted third party. This approach is inherently insecure as keys are bundled and travel with the encrypted data, making it susceptible to harvest-and-decrypt-later vulnerability. QCi has developed a quantum authentication technology and methodology that eliminates the need for trust of third-party involvement in key distribution. Our approach uses a combination of a high-powered laser and a patented detection methodology deeply rooted in the fundamental principles of quantum mechanics, resulting in what we believe will be an unbreakable basis for private network communication.

Industry Overview

Quantum computing is a component of the large and global high-performance computing industry, which is comprised of hardware, software, and services for compute-intensive applications. The rapid adoption of technologies such as artificial intelligence, 3D imaging, artificial intelligence/large language models, and the Internet of Things (IoT), have served to exponentially increase the generation of data, driving up the demand for high-performance computing. Estimates of the size of this industry vary, but according to Grand View Research, the high-performance computing market was valued at $39.1 billion in 2019 and is expected to reach a value of $53.6 billion by 2027, see Grand View Research - High Performance Computing Market Size Worth $53.6 Billion By 2027, https://www.grandviewresearch.com/press-release/global-high-performance-computing-hpc-market (Information contained on, or that can be accessed through, this website is not incorporated by reference in this prospectus, and you should not consider information on this website to be part of this prospectus).

The high-performance computing market is important for many industries, including, but not limited to, IT, aerospace, healthcare, automotive, and e-commerce. Examples of compute-intensive applications include optimization, data management, analytics, encryption, natural language processing and complex modeling. Quantum computing is expected to be useful for similar applications. According to a report from Allied Market Research, the global enterprise quantum computing market size was valued at $1.3 billion in 2020 and is projected to reach $18.3 billion by 2030, growing at a compound annual growth rate of 29.7% from 2021 to 2030, according to a published report on the enterprise quantum computing market at https://www.alliedmarketresearch.com/enterprise-quantum-computing-market (Information contained on, or that can be accessed through, this website is not incorporated by reference in this prospectus, and you should not consider information on this website to be part of this prospectus).

While the current quantum computing market comprises a fraction of the broader high-performance computing market, we anticipate that quantum computers will unlock new applications that are unlikely to be addressable by existing high-performance computers comprised of leveraging classical processing units.

Quantum computing is a nascent and rapidly developing technology that has shown promise in delivering potentially disruptive computing capabilities. We believe that quantum computing’s immense compute capabilities qualify it as a subset of high-performance computing. As quantum computing hardware continues to advance, we expect a corresponding growth in demand for software capable of leveraging the compute capabilities of quantum computing hardware. As an early participant in this rapidly growing ecosystem, we believe we are well-positioned to capture and drive a meaningful amount of this category growth. We believe that there is further potential upside from quantum computing and technology more broadly opening new markets not included in traditional high-performance computing market size estimates.

Competition

The quantum computing industry is highly competitive and rapidly evolving and will likely remain so for the foreseeable future. As this industry continues to grow and mature, we expect a continued influx of new competitors, products, hardware advances, and concepts to emerge that can dramatically transform the industry and our business. Due to the high price point of quantum computing hardware today, novel business models may emerge to adapt to customer preferences in the high-performance computing industry. Our ability to evolve and adapt rapidly over an extended period of time will be critical in remaining competitive. We perform a broad range of research and development efforts to identify and position for the changing demands of future customers and users, industry trends, and competitive forces.

According to research conducted by The Quantum Insider (https://thequantuminsider.com/data), there are over 700 companies and approximately 400 university academic groups working in various aspects of quantum technology, with approximately 400 of these having a pure play focus on quantum computing, according to The Landscape of the Quantum Start-up Ecosystem, October 18, 2022, https://epjquantumtechnology.springeropen.com/articles/10.1140/epjqt/s40507-022-00146-x (Information contained on, or that can be accessed through, this website is not incorporated by reference in this prospectus, and you should not consider information on this website to be part of this prospectus).

These entities range in size from diversified global companies with significant research and development resources such as IBM, Google, Intel, Microsoft, Quantinuum (formerly Honeywell) and Amazon to recent market entrants such as D-Wave Quantum, Rigetti Computing, IonQ, PsiQuantum, Xanadu and Infleqtion (formerly ColdQuanta), as well as smaller privately funded development stage companies whose narrower product focuses may allow them to be more effective in deploying resources towards a specific industry demand. In addition, we face competition from large research organizations funded by sovereign nations such as China, Russia, Canada, Australia, and the United Kingdom, as well as the European Union, and we believe that additional countries will invest in quantum computing in the future. We will continue to face competition from the existing high-performance computing industry using classical (non-quantum) computers.

We believe that competition in this market segment will intensify. Many of our competitors may have longer operating histories, significantly greater financial, technical, product development and marketing resources, and greater name recognition than we do. Our competitors could use these resources to market or develop products or services that are more effective or less costly than any or all of our products or services.

Intellectual Property

Our intellectual property consists of patents, trademarks, and trade secrets. Our trade secrets consist of product formulas, research and development, and unpatentable know-how, all of which we seek to protect, in part, by confidentiality agreements. To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. Federal trademark law protects our registered trademarks. We also rely on the protection of laws regarding unregistered copyrights for certain content we create and trade secret laws to protect our proprietary technology. To further protect our intellectual property, we enter into confidentiality agreements with our executive officers, employees, consultants and directors.

Trademarks

The Company has three registered trademarks, “QPhoton,” “QGraph” and “Qatalyst.” The Company has no pending trademark applications.

Patents

The Company has two granted United States patents.

Country	Serial No.	Filing Date	Patent No.	Issue Date	Title	Status	Anticipated Expiration Date
USA	17/560,816	12/23/2021	11,436,519	09/06/2022	Machine Learning Mapping for Quantum Processing Units	Granted	12/23/2041
USA	17/810,198	06/30/2022	12,008,436	06/11/2024	Machine Learning Mapping for Quantum Processing Units	Granted	06/30/2042

Exclusive License Agreement

QCi has an exclusive license to seven patents issued to the Stevens Institute of Technology, pursuant to the license agreement dated December 17, 2020 by and among QPhoton and The Trustees of The Stevens Institute of Technology (the “Licensor”). QPhoton agreed to reimburse the Licensor for patent prosecution expenses in the amount of $125,041 and deliver to the Licensor an annual report and quarterly report pursuant to the terms of the license agreement. As consideration for the license and other rights granted under the license agreement, QPhoton agreed to pay the Licensor (i) $35,000 upon full execution of the license agreement, (ii) $28,000 each annual anniversary of the effective date of the license agreement, (iii) 9% of the membership units of QPhoton, LLC, and (iv) a royalty of 3.5% of the net sales price of each license product sold or license by QPhoton, LLC and any affiliate and sublicensee. On June 15, 2022, the Licensor agreed to assign the license agreement to QCi upon consummation of the QPhoton Merger.

Government Regulation and Incentives

Export Regulation

The U.S. government has historically tightly regulated the export of cryptographic technologies under the Arms Export Control Act and the associated International Traffic in Arms regulations (ITAR) as a form of munition. The logic behind the export restrictions is that the ability to secure information has great value to the military and intelligence agencies, and the US Government does not want those technologies sold or distributed to foreign adversaries. These regulations were relaxed in 1996 by executive order, but restrictions are still in place under the Export Administration Act that limit the export of some advanced encryption methods and technologies. Export of commercial encryption products to certain designated countries and terrorist groups is restricted, as are exports of military quality encryption technologies. Restrictions on encryption technology are in place in many other countries but the extent of regulation varies widely from country to country. Domestically, encryption technology is largely unregulated but law enforcement, intelligence and investigative agencies work closely with encryption technology developers to enable the US government to access encrypted data under certain conditions. We believe that quantum encryption and decryption products can be marketed to U.S. government agencies but that export opportunities may be limited. The National Security Agency (NSA) released the “Commercial National Security Algorithm Suite 2.0” (CNSA 2.0) Cybersecurity Advisory (CSA) to notify National Security Systems (NSS) owners, operators and vendors of the future quantum-resistant (QR) algorithms requirements for NSS networks that contain or transfer classified information or are otherwise critical to military and intelligence activities. The US Government has also placed some export restrictions on certain types of cryogenic quantum computing equipment as well as some optical materials. However, at this time there are no significant export limitations on the Company’s photonic products.

Incentives

In December 2018, the National Quantum Initiative Act (the “Quantum Act”) was signed into law. The purpose of the Quantum Act is to “ensure the continued leadership of the United States in quantum information science” and to develop a unified national strategy for researching quantum information science. The Quantum Act authorizes a National Quantum Coordination Office inside the White House’s Office of Science and Technology Policy to help coordinate research between agencies, serve as the federal point of contact and promote private commercialization of federal research breakthroughs over the next decade. In addition, President Trump announced the formation of a National Quantum Initiative consisting of key technology companies working in the field of quantum computing. The Company is a member of that Initiative

In August 2022 Congress passed, and President Biden signed, the Creating Helpful Incentives to Produce Semiconductors Act of 2022 (the “CHIPS Act”). The CHIPS Act was designed to address the global computer chip shortage and attract chip manufacturing, and innovation to the United States. The CHIPS Act is a $280 billion spending package aimed at encouraging the growth of the US-based semiconductor industry. To assist in securing the domestic chip supply, the CHIPS Act provides $52.7 billion for American semiconductor research, development, manufacturing, and workforce development. The Company is pursuing programs under the CHIPS Act as a potential avenue to finance a photonic chip manufacturing facility.

Corporate Information

Our executive offices are located at 5 Marine View Plaza, Suite 214, Hoboken, NJ 07030, and our telephone number is (703) 436-2121. Our corporate website is www.quantumcomputinginc.com. Information appearing on our website is not part of this prospectus.

Employees

As of January 21, 2025, the Company had 42 full time employees and 13 part time employees or contracted staff, 40 of whom are focused on product development. The employees are not part of a collective bargaining agreement and labor relationships are good. The Company offers a health and welfare benefit plan to current full time employees that provides medical, dental, vision, life and disability benefits. The Company also offers a 401(k) retirement savings plan and participation in the stock option plan to all full-time employees. There are no unpaid liabilities under the Company’s benefit plans, and the Company has no obligation to pay for post-retirement health and medical costs of retired employees.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and Executive Officers

The following table contains information with respect to our directors and executive officers. To the best of our knowledge, none of our directors or executive officers have an arrangement or understanding with any other person pursuant to which he or she was selected as a director or officer. There are no family relationships between any of our directors or executive officers. Directors serve one-year terms. Our executive officers are appointed by and serve at the pleasure of the Board.

Name	Current Age	Position
William J. McGann	66	Chief Executive Officer and President
Chris Boehmler	45	Chief Financial Officer
Dr. Yuping Huang	45	Chief Quantum Officer and Director
Dr. Carl Weimer	63	Director
Dr. Javad Shabani	43	Director
Robert Fagenson	75	Director
Michael Turmelle	65	Director

William McGann has served as the Company’s Chief Executive Officer and President since February 1, 2024. Prior to that, he had served as the Company’s Chief Technology Officer and Chief Operations Officer since January 2022 and as a Director of the Company from September 2021 to December 2021. Prior to joining Quantum Computing, Dr. McGann was the Chief Technology Officer for the Security, Detection and Automation business at Leidos Holdings, Inc., a provider of technical services, primarily to the U.S. government, from May 2019 to January 2022. Dr. McGann has a strong, directed passion for transforming credible science into practical technology solutions in solving some of the world’s greatest challenges. Prior to joining Leidos, Dr. McGann held numerous business and technology leadership positions and roles including (a) Founder of the first explosives trace detection company, Ion Track Instruments, (b) Chief Technology Officer for GE Security, (c) VP of Engineering for United Technologies Fire and Security business, (d) CEO and board member of Implant Sciences Corp., and (e) Chief Technology Officer at L3Harris Aviation Security and Detection business. Dr. McGann holds a Ph.D. in Chemical Physics from the University of Connecticut and undergraduate degrees in Chemistry and Biology.

Chris Boehmler has served as the Company’s Chief Financial Officer since July 1, 2023. Mr. Boehmler joined Quantum Computing Inc. as Controller in March 2022. He worked as an independent consultant from June 2018 until March 2022, serving both private and non-profit organizations. Previous to June 2018, his corporate finance experience totals 12 years in senior management positions for private and public technology-driven and financial institutions, primarily at Bridgewater Associates, LP and Intelsat. During this time, he also led the finance functions for two start-ups where he was instrumental in raising private equity and performing due diligence on acquisition targets. His financial expertise spans capital markets, planning & analysis, accounting operations, management and regulatory reporting, financial systems integrations, and Sarbanes Oxley Act financial risks & controls. He started his career working in the investment banking division of Credit Suisse First Boston, followed by strategic management consulting for Booz Allen Hamilton. Mr. Boehmler has an undergraduate degree in Economics with a minor in Germanic Studies from the University of Chicago.

Yuping Huang has served as the Company’s Chief Quantum Officer and a Director since June 14, 2022. Dr. Huang has over 20 years of experience in commercial and academic settings, with pioneering research in a wide spectrum of quantum physics, optics, and technology. Prior to joining the Company, Dr. Yuping founded QPhoton, Inc., where he served as Chief Executive Officer from 2020 until its acquisition by the Company in 2022. QPhoton was a development stage company commercializing quantum photonic technology and devices to provide innovative and practical quantum solutions for critical challenges facing big data, cyber, remote sensing, and healthcare industries. Dr. Huang worked as a postdoctoral fellow, a research faculty member, and principal investigator at Northwestern University from 2009-2014. Dr. Huang has been a Professor of Physics at the Stevens Institute of Technology, a private research technological university in Hoboken, New Jersey, since 2014 (from 2014 to 2019 as assistant professor, from 2019-2023 as associate professor and as a full professor since 2023). Dr. Huang is the founding director of the Center for Quantum Science and Engineering and Gallagher Associate Professor of Physics at the Stevens Institute of Technology. He received a Bachelor of Science in modern physics from the University of Science and Technology of China in 2004 and a PhD in quantum AMO physics in 2009 from Michigan State University. Dr. Huang’s expertise in quantum physics and optics and leadership experience in quantum research qualifies him to serve as a member of the Board.

Dr. Carl Weimer has served as a director of the Company since January 14, 2023. Dr. Weimer has over 25 years of experience in the aerospace industry. He has previously been involved in two companies in the aerospace industry, holding positions including Team Leader, Principal Investigator and Chief Technologist. From 1994 through 2000, Dr. Weimer was a Team Leader for Ophir Corporation, an aerospace optics company. From 2000 to 2018 he was a Team Leader for Ball Aerospace & Technologies Corp., a spacecraft company, and in 2008 he was awarded a NASA Distinguished Public Service Medal. In addition, Dr. Weimer has been the Principal Investigator for the NASA Earth Science Technology Office since 2008, and he holds seven U.S. patents in optical systems. Dr. Weimer received a Bachelor of Science degree from Harvey Mudd College (1984) and a Master of Science (1987) and a PhD (1992) from Colorado State University, all in experimental Physics. Dr. Weimer’s expertise in advanced optics and leadership experience in the aerospace industry qualifies him to serve as a member of the Board.

Dr. Javad Shabani has served as a director of the Company since April 19, 2024. Dr. Shabani has over 13 years of experience in advanced physics and quantum information physics. Dr. Shabani has been a professor in the New York University Physics Department and director of the NYU Center for Quantum Information Physics since 2024. From 2022 to 2024, he was an Associate Professor at the NYU Physics Department. From 2017 to 2022, he was an Assistant Professor at the NYU Physics Department. From 2015 to 2017, Dr. Shabani was an Assistant Professor at the City College of New York Physics Department. From 2014 to 2015, he was a Project Scientist in the California Nanosystems Institute at the University of California Santa Barbara. From 2011 to 2014, he was a Postdoctoral Fellow at the Harvard University Physics Department (2011 – 2012) and the California Nanosystems Institute at the University of California Santa Barbara (2012 – 2014). He was awarded the IBM Q Scholar Award in 2021, and the US Air Force Young Investigator Program Award and the US Army Young Investigator Award in 2016. Dr. Shabani holds four patents in quantum physics applications and has published over 85 papers. Dr. Shabani received Bachelor of Science degrees in physics and electrical engineering from Sharif University of Technology (2004) a Master of Science in Electrical Engineering from the University of California, Santa Cruz (2005), a Master of Arts in Electrical Engineering from Princeton University (2007) and a PhD in Electrical Engineering from Princeton University (2011). Dr. Shabani’s scholarship and experience in physics and electrical engineering qualifies him to serve on the Board to help lead the Company towards continued growth and success.

Robert Fagenson has served as a Director of the Company since March 2021. Mr. Fagenson has served as a member of the board of directors of National Holdings Corporation (“NHC”), a broker-dealer, since March 2012. He has served as vice chairman of the board of directors of NHC since September 2016. Mr. Fagenson previously served as co-chief executive officer of NHC from January 3, 2017 to January 31, 2017, as chief executive officer and chairman of the board of directors of NHC from December 2014 to September 2016, and as executive vice-chairman of the board of directors of NHC from July 2012 to December 2014. NHC was acquired by B. Riley Financial in February 2024. Mr. Fagenson has been a branch owner at National Securities Corp, an operating company of NHC, since 2012, and president of Fagenson & Co., Inc., a family investment company, since 1982. Mr. Fagenson spent the majority of his career at the New York Stock Exchange (“NYSE”), where he was managing partner of one of the exchange’s largest specialist firms. While at the NYSE, Mr. Fagenson served as a governor on the trading floor and was elected to the NYSE board of directors in 1993, where he served for six years, eventually becoming vice chairman of the NYSE board of directors from 1998 to 1999 and 2003 to 2004. Mr. Fagenson has served as director of the New York City Police Museum since 2005 and as director of the Federal Law Enforcement Officers Association Foundation since 2009. He has also served on the board of directors of Sigma Alpha Mu Foundation since 2011 and on the board of directors of New York Edge since 2015. In addition, Mr. Fagenson served as the non-executive chairman of Document Security Systems, Inc. from 2012 to 2018 (NYSEMKT: DSS). He is currently a member of the alumni boards of the Whitman School of Business at Syracuse University. Mr. Fagenson received his B.S. in Transportation Sciences & Finance from Syracuse University in 1970. Mr. Fagenson’s experience in the financial services industry and in senior leadership positions qualifies him to serve as a member of the board and as chairman of the audit committee.

Michael Turmelle has served as a Director of the Company since January 2022. Mr. Turmelle has served on the board of directors of Ideal Power Inc. since December 2017 and as chairman of the Ideal Power board since 2021. From January 2018 through January 2024, Mr. Turmelle served as the Managing Director of Hayward Tyler, a United Kingdom private equity-backed manufacturer and service provider of pumps and motors, which he joined in February 2015. Mr. Turmelle also served on the boards of Hayward Tyler and Energy Steel (a Hayward Tyler subsidiary) from 2017 until January 2024. Hayward Tyler designs, manufactures, and services performance-critical electric motors and pumps to meet the most demanding of applications for the global energy industry, as both an original equipment manufacturer supplier and trusted partner. Previously, Mr. Turmelle ran his own consulting company, working with start-ups and turn-arounds in the areas of renewable energy, medical, and other advanced technologies. Mr. Turmelle has served on numerous Boards of Directors including the Board of Directors of Implant Sciences Corp., an explosive and narcotic trace detection company, where he served as Chairman of the Board from 2015 to 2017. Mr. Turmelle was Chief Financial Officer and Chief Operating Officer and a member of the Board of Directors of SatCon Technology Corporation, a maker of energy management systems, from 1992 to 2005. Mr. Turmelle was also on the Board of Directors of Beacon Power, a SatCon spin-off company dealing in flywheel energy storage, from 1996 to 2000. Mr. Turmelle has a BA in Economics from Amherst College and is a graduate of General Electric’s Financial Management Program. Mr. Turmelle’s experience as a public company director and executive as well as extensive experience in finance, business operations and technology, qualifies him to serve as a member of the Board and as chairman of the compensation committee.

Family Relationships

There are no family relationships between any of our directors and executive officers.

Board Composition and Determination of Director Independence

The Board is authorized to have up to seven members and currently consists of six members. The nominees elected as directors at the Annual Meeting will serve until our next annual meeting and until their successors are duly elected and qualified. Nasdaq Listing Rule 5605 requires a majority of a listed company’s board of directors be composed of independent directors. In addition, Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating committees be independent, and that compensation and audit committee members also satisfy additional independence criteria under the Exchange Act. Compensation committee members also should qualify as “non-employee directors” under Rule 16b-3 of the Exchange Act.

In making the determination of whether a member of the Board is independent, the Board considers, among other things, transactions and relationships between each director and his immediate family and the Company, including those reported under the caption “Transactions with Related Persons.” The Board also considered adversarial positions taken in litigation against the Company, if any, and affiliation with the Company’s legal counsel, auditors and underwriters. The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent. On the basis of such review and its understanding of such relationships and transactions, the Board affirmatively determined that each of Robert Fagenson, Michael Turmelle, Javad Shabani and Carl Weimer are qualified as independent as they have no material relationship with us that might interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Board Committees; Audit Committee Financial Expert; Stockholder Nominations

The Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Each such committee has its own charter, which is available on our website at www.quantumcomputinginc.com. Each of such Board committees has the composition and responsibilities described below.

The following table identifies the committee members:

Name	Audit	Compensation	Nominating and Corporate Governance	Independent
Robert Fagenson	X	Chairman	X	X
Michael Turmelle	Chairman	X	X	X
Javad Shabani		X	X	X
Carl Weimer	X		Chairman	X
Yuping Huang

The Board has determined that Michael Turmelle is an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of SEC Regulation S-K.

Members will serve on these committees until their resignation or until otherwise determined by the Board.

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and oversees the audit of our consolidated financial statements and the effectiveness of our internal control over financial reporting. The specific functions of this Committee include, but are not limited to:

●	selecting an independent registered public accounting firm and overseeing the engagement of such firm;

●	approving the fees to be paid to the independent registered public accounting firm;

●	helping to ensure the independence of the independent registered public accounting firm;

●	overseeing the integrity of our financial statements;

●	preparing an audit committee report as required by the SEC to be included in our annual proxy statement;

●	resolving any disagreements between management and the auditors regarding financial reporting;

●	reviewing with management and the independent auditors any correspondence with regulators and any published reports that raise material issues regarding the Company’s accounting policies;

●	reviewing and approving all related-party transactions; and

●	overseeing compliance with legal and regulatory requirements.

Compensation Committee

The Compensation Committee assists the Board in the discharge of its responsibilities relating to the compensation of the members of the Board and our executive officers.

The Committee’s compensation-related responsibilities include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for our Chief Executive Officer;

●	reviewing, approving, and recommending to the Board on an annual basis the evaluation process and compensation structure for our other executive officers;

●	determining the need for and the appropriateness of employment agreements and change in control agreements for each of our executive officers and any other officers recommended by the Chief Executive Officer or the Board;

●	providing oversight of management’s decisions concerning the performance and compensation of other Company officers, employees, consultants, and advisors;

●	reviewing our incentive compensation and other equity-based plans and recommending changes in such plans to the Board as needed, and exercising all the authority of the Board with respect to the administration of such plans;

●	reviewing and recommending to the Board the compensation of independent directors, including incentive and equity-based compensation; and

●	selecting, retaining, and terminating such compensation consultants, outside counsel, or other advisors as it deems necessary or appropriate.

Compensation Committee members are appointed annually by the Board on the recommendation of the Nominating and Corporate Governance Committee, and may be replaced by the Board. In performing their responsibilities, Compensation Committee members are entitled to rely in good faith on information, opinions, reports or statements prepared or presented by officers, employees, counsel, independent auditors, other committees of the Board, or other persons.

The Compensation Committee acts under a written charter adopted and approved by our Board and may, in its discretion, obtain the assistance of outside advisors, including legal counsel, independent auditors, or other persons. In determining each component of executive and director compensation, the Compensation Committee seeks to provide compensation that is competitive in light of current market conditions and industry practices. Accordingly, the Compensation Committee will generally review market data that is comprised of proxy disclosed data from peer companies and information from nationally recognized published surveys for the technology industry. The market data helps the Compensation Committee gain perspective on the compensation levels and practices at peer companies and to assess the relative competitiveness of the compensation paid to our executives. The market data thus guides the Compensation Committee in its efforts to set executive compensation levels and program targets at competitive levels for comparable roles in the marketplace. In determining any incentive component of the Chief Executive Officer’s compensation, the Compensation Committee will consider appropriate factors, which may include the Company’s performance and relative shareholder return, the achievement of the Chief Executive Officer’s performance milestones, the value of similar incentive grants or awards to chief executive officers at comparable companies, and the grants or awards given to the Chief Executive Officer in past years. With respect to determining the compensation of the Company’s other executive officers, the Compensation Committee will take into account peer group practices and other appropriate factors, such as corporate and individual performance and historical compensation practices for such officers. Additionally, the Compensation Committee will solicit the recommendations of the Chief Executive Officer in connection with compensation determinations of the other executive officers. Typically, the Compensation Committee meets at least three times annually and with greater frequency if necessary. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives.

The Compensation Committee also determines and approves options and other equity-based compensation to be granted to executive officers, other than the Chief Executive Officer, and recommends to the Board for its review and approval options and other equity-based compensation to be granted to the Chief Executive Officer and non-employee directors. The Compensation Committee makes such determinations for executive officers other than the Chief Executive Officer in conjunction with the Chief Executive Officer.

The Compensation Committee charter provides that the Compensation Committee may “[f]orm and delegate authority to subcommittees of one or more Committee members when desired and appropriate.”

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to recommend to the Board nominees for election as directors and persons to be elected to fill any vacancies on the Board, develop and recommend a set of corporate governance principles, and oversee the performance of the Board.

The Committee’s responsibilities include:

●	recommending to the Board nominees for election as directors at any meeting of stockholders and nominees to fill vacancies on the Board;

●	considering candidates proposed by stockholders in accordance with the requirements in the Committee charter;

●	overseeing the administration of the Company’s code of business conduct and ethics;

●	reviewing with the entire Board, on an annual basis, the requisite skills and criteria for Board candidates and the composition of the Board as a whole;

●	the authority to retain search firms to assist in identifying Board candidates, approve the terms of the search firm’s engagement, and cause the Company to pay the engaged search firm’s engagement fee;

●	recommending to the Board on an annual basis the directors to be appointed to each committee of the Board;

●	overseeing an annual self-evaluation of the Board and its committees to determine whether it and its committees are functioning effectively; and

●	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company.

The Nominating and Corporate Governance Committee may delegate any of its responsibilities to subcommittees as it deems appropriate. The Nominating and Corporate Governance Committee is authorized to retain independent legal counsel and other advisors and conduct or authorize investigations into any matter within the scope of its duties.

The Nominating and Corporate Governance Committee will consider all recommendations for nominations to the Board from any person (or group) who has (or collectively if a group have) held more than 3% of the Company’s voting securities for longer than one year. Stockholders desiring to submit such recommendations to the Nominating and Corporate Governance Committee should submit information regarding such recommendation, consistent with the information that would be required for direct stockholder nominations of directors (see “Stockholder Proposals”), in writing or by electronic mail to the Chair of the Nominating and Corporate Governance Committee, at: Quantum Computing Inc., Attention Chairman, Nominating and Corporate Governance Committee, 5 Marine View Plaza, Suite 214, Hoboken, NJ 07030 or investors@quantumcomputinginc.com. When the required information has been received, the Committee will evaluate the proposed nominee, with the principal criteria being the needs of the Company and the qualifications of such proposed nominee to fulfill those needs. There are no differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. Dr. Javad Shabani was recommended to serve as a director by Dr. William McGann, CEO of the Company, and elected by the Board to fill an open seat on April 19, 2024.

Involvement in Certain Legal Proceedings

Our President and Chief Executive Officer, Dr. William McGann, was the Chief Executive Officer of Implant Sciences Corporation and our Chairman of the Board, Mr. Robert Liscouski, was President of Implant Sciences Corporation, when it filed a petition for bankruptcy on October 11, 2016 in the Delaware Bankruptcy Court.

With the exception of the foregoing, to the best of our knowledge, none of our directors or executive officers has, during the past 10 years:

●	been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for, the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers (the “named executive officers” or “NEOs”) paid by us during the years ended December 31, 2024 and 2023.

2024 EXECUTIVE OFFICER COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Chris Boehmler(2)	2024	300,451	0	174,000	59,877	0	534,328
Chief Financial Officer (CFO)	2023	260,246	5,000	75,648	163,101	0	503,995
William J. McGann(1)	2024	402,216	0	0	0	0	402,216
Chief Executive Officer and President (CEO)	2023	403,074	0	207,488	0	0	610,562
Robert Liscouski(3)	2024	33,490	0	193,200	0	366,667	593,357
Chairman	2023	403,130	0	0	75,263	0	478,393

(1)	Mr. Boehmler was appointed Chief Financial Officer of the Company effective July 1, 2023.

(2)	Dr. McGann was appointed Chief Executive Officer and President effective February 1, 2024; prior to that time, he served as the Company’s Chief Operating Officer and Chief Technology Officer effective January 3, 2022.

(3)	Mr. Liscouski was terminated as Chief Executive Officer and President effective January 31, 2024.

Executive Employment Agreements

Dr. McGann Employment Agreement

We entered into an employment agreement with Dr. William J. McGann, our President and Chief Executive Officer, on January 2, 2022, as amended on February 1, 2024 and December 30, 2024. Dr. McGann’s employment agreement is for a term of three years, unless terminated earlier pursuant to its terms, and was amended for an additional fourth year on December 30, 2024. Dr. McGann’s employment agreement provides for an annual base salary of $420,000, subject to annual review and adjustment as determined by the Board or its compensation committee. Dr. McGann is also eligible to earn an annual cash bonus in an amount of up to 37.5% of his base salary, subject to achieving certain performance milestones established and approved by the Board, with a minimum annual cash bonus of 5%. Pursuant to the agreement, Dr. McGann was granted options to purchase up to 535,000 shares of Common Stock, with one-third of the options vesting immediately upon grant and one-third vesting upon each of the first and second anniversary of the date of grant.

Pursuant to the terms of his employment agreement, the Company may terminate Dr. McGann’s employment with or without Cause, as defined in the agreement, and Dr. McGann may terminate his employment with or without Good Reason, as defined in the agreement, upon written notice to the Company as set forth in the agreement. Upon termination of Dr. McGann’s employment by the Company without Cause or by Dr. McGann for Good Reason, the Company shall continue to pay Dr. McGann his then current monthly base salary for 12 months from the date of termination. The Company must also continue Dr. McGann’s coverage under and its contributions to his health care, dental, and life insurance benefits for six months, unless he is or becomes covered by an equivalent benefit, and pay him a pro rata portion of any bonus he has earned prior to his termination. In addition, if the Company terminates Dr. McGann’s employment without Cause or he terminates his employment for Good Reason within 12 months after a Change of Control, as define in the agreement, or an acquisition, then the Company must pay to Dr. McGann an additional sum equal to 12 months of his base salary.

As a full-time employee of the Company, Dr. McGann is eligible to participate in all of the Company’s bonus and benefit programs.

Mr. Boehmler Employment Agreement

We entered into an employment agreement with Mr. Christopher Boehmler, our Chief Financial Officer, dated as of June 26, 2023, pursuant to which Mr. Boehmler serves as our Chief Financial Officer. The agreement provides for an indefinite term, that Mr. Boehmler’s employment is at-will, and that either the Company or Mr. Boehmler can terminate his employment for any reason. Mr. Boehmler’s employment agreement provides for an annual base salary of $300,000 per year, subject to annual review and adjustment as determined by the Board or its compensation committee. Under his employment agreement, Mr. Boehmler is also eligible for an annual incentive bonus in the amount of up to 50% of his base salary, subject to Mr. Boehmler achieving certain performance milestones established by the Board or its compensation committee, and, subject to Board approval, an annual grant of options to purchase 125,000 shares of Common Stock at an exercise price equal to 110% of the grant date fair market value, one-third of which shall vest on the grant date and the remainder becoming exercisable in equal monthly installments over the following three years. Pursuant to the agreement, Mr. Boehmler was issued options to purchase 300,000 shares of Common Stock in 2023, 100,000 of which vested on the grant date and 100,000 of which shall vest on each of the 12-and 24-month anniversary of the grant date.

If the Company terminates Mr. Boehmler’s employment without Cause, as defined in the agreement, or Mr. Boehmler terminates his employment for Good Reason, as defined in the agreement, with 90 days prior notice to the Company and subject to his execution of a release in favor of the Company, the Company shall pay Mr. Boehmler an amount equal to his then current monthly base salary for 12 months from the date of termination. The Company must also, subject to his timely election of continuation coverage under COBRA, continue payment or reimbursement of 100% of Mr. Boehmler’s premiums for such health insurance coverage for six months following his termination or until he becomes covered by an equivalent benefit, and pay him a pro rata portion of any bonus he has earned prior to his termination. In addition, if the Company terminates Mr. Boehmler’s employment without Cause or he terminates his employment for Good Reason within 12 months after a Change of Control, as define in the agreement, then the Company must pay to Mr. Boehmler an additional sum equal to 12 months of his base salary.

As a full-time employee of the Company, Mr. Boehmler is eligible to participate in all of the Company’s benefit programs.

Mr. Liscouski Employment Agreement

The Company and Mr. Robert Liscouski were parties to an amended and restated employment agreement dated as of April 26, 2021, pursuant to which Mr. Liscouski served as our Chief Executive Officer during the fiscal years ended December 31, 2022 and 2023 (the “Liscouski Employment Agreement”). The Liscouski Employment Agreement provided for an initial term of three years and would be automatically renewed for consecutive one-year terms at the end of the initial term unless terminated or either party provided notice of non-renewal to the other. The agreement provided that Mr. Liscouski would receive an annual base salary of $400,000, subject to review and increases (but not decreases) by the Board or its compensation committee and be eligible to earn a performance bonus of up to 50% of his base salary subject to his achieving certain performance milestones established by the Board. The agreement also provided that, beginning on the first anniversary thereof, Mr. Liscouski would receive an annual grant of options to purchase 150,000 shares of Common Stock at an exercise price equal to 110% of the grant date fair market value, with one-third vesting on the date of grant and the remainder vesting in equal monthly installments thereafter. Pursuant to the Liscouski Employment Agreement, Mr. Liscouski also received (i) options to purchase 250,000 shares of Common Stock of the Company upon execution of the agreement and (ii) 250,000 options to purchase shares of Common Stock of the Company upon the Company’s listing on Nasdaq.

In connection with the termination of Mr. Liscouski employment as our Chief Executive Officer on January 31, 2024, the Company and Mr. Liscouski entered into a Separation Agreement and General Release. Pursuant to the separation agreement, the Company agreed to pay Mr. Liscouski $400,000, representing 12 months of his base salary, on the Company’s regular payroll dates for 12 months following his termination, to grant him 168,000 shares of Common Stock, and, subject to his timely election of continuation coverage under COBRA, to continue to pay or reimburse 100% of his premiums for such health insurance coverage for 12 months following his termination or until he becomes covered by an equivalent benefit. The separation agreement also provides that Mr. Liscouski’s unvested options and restricted stock grants vested as of his termination date.

We also entered into an agreement with Mr. Liscouski, effective as of February 1, 2024, which provides that the Company will pay him a monthly fee of $12,500 for his service as a Director of the Company (including as Chairman of the Board). Such monthly fee will be in lieu of the standard compensation we pay to our directors.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2024:

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Chris Boehmler(1)	60,834	30,416	2.56	March 28, 2027	129,850	2,149,018
Chris Boehmler	5,834	2,916	2.37	October 12, 2027
Chris Boehmler	200,000	100,000	1.18	December 27, 2028
Chris Boehmler	55,556	69,444	0.48	October 4, 2029	-	-
William J. McGann(2)	535,000	0	2.40	January 24, 2027	0	0
William J. McGann	1,000,000	0	2.37	October 17, 2027
Robert Liscouski(3)	75,000	0	1.00	May 22 2025	0	0
Robert Liscouski	250,000	0	6.85	April 26, 2026
Robert Liscouski	250,000	0	2.40	January 24, 2027
Robert Liscouski	1,500,000	0	2.37	October 17, 2027
Robert Liscouski	150,000	0	2.61	October 17, 2027
Robert Liscouski	150,000	0	1.44	December 27, 2028

(1)	Mr. Boehmler’s stock options expiring March 28, 2027 and October 12, 2027 vest as follows: (i) 33,334 options vested on March 28, 2023; (ii) 33,334 options vested on March 28, 2024; and (iii) 33,332 options vest on March 28, 2025. Mr. Boehmler’s stock options expiring on December 27, 2028 vest as follows: (i) 100,000 options vested on July 1, 2023; (ii) 100,000 options vested on July 1, 2024; and (iii) 100,000 options vest on July 1, 2025. Mr. Boehmler’s stock options expiring October 4, 2029 vest as follows: (i) 48,611 vested as of October 4, 2024; and (ii) the remainder vest in equal monthly increments of 2,315 shares through July 1, 2027, with the final month vesting 2,309 shares. Mr. Boehmler’s 129,850 shares of stock vest on December 31, 2025.
(2)	Dr. McGann’s stock options expiring January 24, 2027 vested as follows: (i) 178,333 options vested on January 24, 2022; (ii) 178,333 options vested on January 24, 2023; and (iii) 178,334 options vested on January 24, 2024. Dr. McGann’s stock options expiring on October 17, 2022 vested as follows: (i) 750,000 options vested on October 17, 2022; and (ii) 250,000 options vested on December 31, 2022.
(3)	Mr. Liscouski’s stock options expiring May 22, 2025 vested as follows: (i) 25,000 options vested on April 8, 2021; (ii) 25,000 options vested on April 8, 2022; and (iii) 25,000 options vested on April 8, 2023. Mr. Liscouski’s stock options expiring April 26, 2026 vested on April 26, 2021. Mr. Liscouski’s stock options expiring January 27, 2022 vested as follows: (i) 83,333 options vested on July 15, 2022; (ii) 83,333 options vested on July 15, 2023; and (iii) 83,334 options vested on July 15, 2024. Mr. Liscouski’s stock options expiring October 17, 2027 with an exercise price of $2.37 vested as follows: (i) 1,000,000 options vested on October 17, 2022; and (ii) 500,000 options vested on December 31, 2022. Mr. Liscouski’s stock options expiring October 17, 2027 with an exercise price of $2.61 vested as follows: (i) 63,890 options vested on October 17, 2022; and (ii) the remainder vested in equal monthly increments of 2,778 shares through February 26, 2024, with the remaining 38,884 options vested March 15, 2024. Mr. Liscouski’s stock options expiring December 27, 2028 vested as follows: (i) 72,224 vested as of December 31, 2023; and (ii) the remainder vested in equal monthly increments of 2,778 shares through February 26, 2024, with the remaining 72,220 options vested March 15, 2024. Pursuant to Mr. Liscouski’s Separation Agreement all unvested options at the time of Mr. Liscouski’s Separation Agreement vested effective March 15, 2024.

Director Compensation

The Company’s independent directors each received compensation of $9,000 per quarter for their services as directors, plus an additional $4,000 per quarter if they also served as a committee Chair, in fiscal year 2024.

The following table presents the total compensation earned and paid to non-employee members of the Board for the fiscal year ended December 31, 2024. In addition to the compensation outlined below, we reimburse non-employee Directors for reasonable travel expenses and out-of-pocket costs incurred in attending meetings of the Board or events that they attend on behalf of the Company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Stock Options ($)	Total ($)
Robert Liscouski	129,032	0	0	129,032
Robert Fagenson	52,000	0	32,492	84,492
Michael Turmelle	52,000	0	32,492	84,492
Carl Weimer	36,913	0	32,492	69,405
Javad Shabani	27,320	0	27,433	67,129

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 21, 2025 concerning the beneficial ownership of the Common Stock for (i) each director and director nominee, (ii) each named executive officer, and (iii) all executive officers and directors as a group. We do not believe that any person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act), other than Dr. Huang, is the beneficial owner of 5% or more of the outstanding shares of Common Stock. The address for Dr. Huang is our corporate address at 5 Marine View Plaza, Suite 214, Hoboken, NJ 07030.

Beneficial ownership has been determined in accordance with the rules of the SEC and is calculated based on 137,175,764  shares of Common Stock issued and outstanding on January 21, 2025. Shares of Common Stock subject to options, warrants, preferred stock or other securities convertible into or pursuant to which the holder has the right to acquire Common Stock that are currently exercisable or convertible, or that are exercisable or convertible within 60 days of January 21, 2025, are deemed outstanding for computing the percentage of the person holding the option, warrant, preferred stock, or other such security but are not deemed outstanding for computing the percentage of any other person. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock that they beneficially own.

Name and Address of Beneficial Owner	Common Stock Owned Beneficially	Percent of Class
Named Executive Officers and Directors
William J. McGann, Chief Executive Officer(1)	1,697,100	1.218
Chris Boehmler, Chief Financial Officer(2)	642,234	0.46
Robert Fagenson(3)	750,000	0.53
Michael Turmelle(4)	550,000	0.39
Dr. Yuping Huang(5)	24,236,906	17.21
Dr. Carl Weimer(6)	200,000	0.14
Dr. Javad Shabani(7)	82,719	0.06
All directors and officers as a group (8 persons)	28,158,959	20.00
Other 5% shareholders	0	0
Total	28,158,959	20.00

*	Less than 1%

(1)	Consists of 162,100 shares of Common Stock owned currently and 1,535,000 shares of Common Stock underlying vested options to purchase shares of common stock.

(2)	Consists of 320,010 shares of Common Stock owned currently and 322,224 shares of Common Stock underlying vested options to purchase shares of Common Stock

(3)	Consists of 100,000 shares of Common Stock owned currently and 650,000 shares of Common Stock underlying vested options to purchase shares of Common Stock.

(4)	Consists of 550,000 shares of Common Stock underlying vested options to purchase shares of Common Stock.

(5)	Consists of 23,936,906 shares of Common Stock owned currently and 300,000 shares of Common Stock underlying vested options to purchase shares of Common Stock. This does not include any shares that could be purchased upon exercise of unvested warrants received as consideration in the merger with QPhoton that may vest upon the exercise of outstanding options and other warrants held by officers, employees, directors and investors.

(6)	Consists of 200,000 shares of Common Stock underlying vested options to purchase shares of Common Stock.

(7)	Consists of 12,500 shares of Common Stock underlying vested options to purchase shares of Common Stock and 70,219 shares of Common Stock underlying vested options to purchase shares of Common Stock.

Equity Compensation Plan Information

On July 5, 2022, the Board adopted the 2022 Quantum Computing Inc. Equity and Incentive Plan (the “Plan”), which includes provisions for annual automatic evergreen increases of 1,000,000 shares of common stock. The total number of shares of our common stock reserved for the issuance under the Plan, as of January 21, 2025, is 19,000,000. The principal purpose of the Plan is to provide an incentive to designated employees, certain consultants and advisors who perform services for us and non-employee directors to contribute to our growth by continuing to align the interests of participants with the interests of our stockholders. The Plan was approved by a majority of the shareholders in September 2022.

The table below sets forth certain information as of our fiscal year ended December 31, 2024 regarding the shares of our common stock available for grant or granted under our equity compensation plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options (2)	Weighted- average exercise price of outstanding options	Number of securities available for future issuance under equity compensation plans
Equity compensation plan approved by security holders - 2022 Quantum Computing Inc. Equity Incentive Plan, as amended	10,451,865	$1.78	3,351,341
Equity compensation plan approved by security holders - 2019 Quantum Computing Inc. Equity Incentive Plan, as amended	1,227,084	$2.43	0
Equity compensation not approved by shareholders (1)	1,270,500	$6.79	0

(1)	In addition to the stock options issued pursuant to our equity compensation plans, the Company has issued 1,270,500 non-qualified stock options to employees and advisors outside of the plans with a weighted average price of $6.79.

(2)	The total number of stock options issued and outstanding as of January 21, 2025 is 12,949,449.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

There have been no transactions involving the Company since January 1, 2023, or any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our common stock, or any immediate family member of, or person sharing a household with, any of these individuals, had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section captioned “Executive Compensation.”

Please see “Board Composition and Determination of Director Independence” under “Directors, Executive Officers and Corporate Governance” for a discussion of our independent directors.

SELLING STOCKHOLDERS

We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer these shares for resale from time to time. Except for the investment in the Common Stock being registered hereunder, and their investment in (i) registered direct offerings that closed on November 18, 2024 and December 12, 2024, and (i) the December PIPE, the Selling Stockholders have not had any material relationship with us within the past three years. The shares of Common Stock issued in the registered direct offering and the December PIPE were registered separately. For additional information regarding the registration statements, see “Recent Developments—November 2024 Registered Direct Offering” and “Recent Developments— December 2024 Offerings“ under “Prospectus Summary” above.

We have entered into the Purchase Agreements with the Selling Stockholders whereby we have agreed to file a registration statement for the registration of the shares of Common Stock issued pursuant to the Purchase Agreements. Pursuant to the terms of the Purchase Agreements, the Company has agreed to file a registration statement within thirty (30) days of the closing of the Placement. The registration statement, of which this prospectus forms a part of, is being filed pursuant to the Purchase Agreement. For additional information regarding the issuances of those shares of Common Stock, see “Recent Developments—January 2025 Offerings” under “Prospectus Summary” above.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by the Selling Stockholders, based on its ownership of the shares of Common Stock, as of the date hereof. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholders	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Owned After the Offering (1)
Alyeska Master Fund, L.P. (2)	4,081,633	4,081,633	0
Anson Investments Master Fund LP (3)	2,530,612	2,530,612	0
Anson East Master Fund LP (4)	734,695	734,695	0
Anson Opportunities Master Fund LP (5)	816,326	816,326	0
American Capital Partners, LLC (6)	326,531	326,531	0
Total		8,489,797	0

(1)	Assumes that the Selling Stockholders sell all of the Common Stock offered pursuant to this prospectus.
(2)	Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (the “Selling Securityholder”), has voting and investment control of the shares held by the Selling Securityholder. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the Selling Securityholder. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.
(3)	Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over the Common Shares held by Anson. Tony Moore is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Moore, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these Common Shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.
(4)	Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson East Master Fund LP (“Anson”), hold voting and dispositive power over the Common Shares held by Anson. Tony Moore is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Moore, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these Common Shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Opportunities Master Fund LP (“Anson”), hold voting and dispositive power over the Common Shares held by Anson. Tony Moore is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Moore, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these Common Shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.
(6)	In connection with the registered direct offering that closed on November 18, 2024, American Capital Partners, LLC received warrants to purchase up to 800,000 shares of Common Stock which will be exercisable beginning on May 13, 2025 and in connection with the December PIPE and concurrent registered direct offering, it received warrants to purchase up to 500,000 shares of Common Stock which will be exercisable beginning on June 8, 2025. The 1,300,000 shares underlying these warrants have been separately registered for resale as noted above. Includes 326,531 Placement Agent Warrant Shares. Edward Cahill, President and Officer of the Corporation of American Capital Partners, LLC has voting and investment power over the securities held by the Selling Stockholder. The address of the Selling Stockholder is 205 Oser Avenue, Hauppauge, NY 11788.

PLAN OF DISTRIBUTION

The Selling Stockholders of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales that are not in violation of Regulation SHO;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM- 2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

DESCRIPTION OF CAPITAL STOCK

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified by reference to our certificate of incorporation and our bylaws. You should read the provisions of our certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

Authorized Capital Shares

Our authorized capital stock consists of 250,000,000 shares of Common Stock, and 10,000,000 share of blank check preferred stock, par value $0.0001 per share, of which 1,550,000 shares are designated as Series A Convertible Preferred Stock, and 3,079,864 shares are designated as Series B Convertible Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Common Stock may, receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine. We have not paid any dividends on our Common Stock and do not contemplate doing so in the foreseeable future.

Voting Rights

Each stockholder is entitled to one vote for each share of Common Stock held by such shareholder.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is ClearTrust, LLC with an address at 16540 Pointe Village Drive, Suite 210, Lutz, FL 33558. Their phone number is (813) 235-4490.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

The following is a summary of certain provisions of Delaware law, our Certificate of Incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our Certificate of Incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, subject to certain exceptions.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents. Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Special Meeting of Stockholders and Stockholder Action by Written Consent. A special meeting of stockholders may only be called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer at any time.

Indemnification of Officers and Directors. The Company shall indemnify its officers and directors under the circumstances and to the full extent permitted by law. A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL, as amended. Any repeal or modification of this paragraph by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

Effective May 3, 2024, the Company dismissed BF Borgers CPA PC (“BF Borgers”) as its independent registered public accounting firm. On May 3, 2024, the Securities and Exchange Commission (the “Commission”) issued an order reporting that it had settled administrative and cease-and-desist proceedings against the Company’s former auditor, BF Borgers, and its sole audit partner, Benjamin F. Borgers CPA, permanently barring BF Borgers and Mr. Borgers from appearing or practicing before the Commission as an accountant.

Effective June 6, 2024, the Audit Committee of the Board of Directors of the Company appointed BPM LLP (“BPM”) as the Company’s independent registered public accounting firm to re-audit the Company’s consolidated financial statements for the years ended December 31, 2022 and 2023, as well as to audit the Company’s consolidated financial statements for the current fiscal year ending December 31, 2024.

During the fiscal years ended December 31, 2022 and 2023, or during any subsequent interim period prior to the engagement of BPM, neither the Company nor anyone on its behalf consulted with BPM with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BPM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a "disagreement" within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions or a "reportable event" with the meaning of Item 304(a)(1)(v) of Regulation S-K.

BF Borgers’ audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the date of this report, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Borgers’ satisfaction, would have caused BF Borgers to make reference to such disagreements in its audit reports.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the date of this report, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The U.S. Securities and Exchange Commission (the “SEC”) has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024.

LEGAL MATTERS

Lucosky Brookman LLP serves as our legal counsel in connection with this offering.

EXPERTS

The consolidated financial statements of Quantum Computing Inc. and subsidiaries as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov.

QUANTUM COMPUTING INC.

IN EX TO FINANCIAL STATEMENTS

Financial Statements as of and for the Years Ended December 31, 2023 and 2022

Financial Statements as of and for the Periods Ended September 30, 2024 and 2023 (Unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Quantum Computing Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quantum Computing Inc. (a Delaware Corporation) and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations, available cash, and cash used in operations raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financing reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of intangible assets acquired in a business combination

As described in Note 4, on June 16, 2022, the Company merged with QPhoton, Inc., which was accounted for as a business combination using the acquisition method of accounting. The acquired intangible assets principally consisted of non-compete agreement with founder, trademarks, and patents, along with goodwill. The net carrying values of the identified intangible assets and goodwill as of December 31, 2023 were $12.1 million and $55.6 million, respectively.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets acquired in a business combination is a critical audit matter at due to the significant amount of judgment by management required in estimating their acquisition date fair values, including the use of valuation methodologies that were sensitive to significant assumptions, which were affected by expected future market or economic conditions, which in turn led to significant auditor judgment, subjectivity and effort in performing audit procedures and evaluating audit evidence relating to the analysis.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, assessing the appropriateness of the valuation methodologies and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company, including evaluating the reasonableness of assumptions used to determine the projected revenue growth rates by comparing the forecasted assumptions to historical performance, projected industry growth rates, and other factors considered by management in developing the model.

/s/ BPM LLP

We have served as the Company’s auditor since 2024.

San Jose, California

September 11, 2024

QUANTUM COMPUTING INC.

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,	December 31,
	2023	2022
	(Restated) (1)	(Restated) (1)
Assets
Current assets
Cash and cash equivalents	$2,059	$5,308
Accounts receivable	65	13
Inventory	73	-
Loans receivable, net of provision for credit losses of $279 and zero	279	-
Prepaid expenses and other current assets	180	129
Total current assets	2,656	5,450
Property and equipment, net	2,870	975
Operating lease right-of-use assets	1,051	1,273
Intangible assets, net	12,076	15,180
Goodwill	55,573	55,573
Other non-current assets	129	60
Total assets	$74,355	$78,511

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,462	$872
Accrued expenses	639	2,961
Financial liabilities, current, net of issuance costs	1,925	-
Other current liabilities	786	760
Total current liabilities	4,812	4,593
Financial liabilities, net of issuance costs	-	7,188
Warrant liability	-	528
Operating lease liabilities	840	1,078
Total liabilities	5,652	13,387
Contingencies (see Note 9)
Stockholders’ equity
Preferred stock, $0.0001 par value, 1,550 shares Series A Preferred authorized; 1,490 and 1,500 shares issued and outstanding as of December 31, 2023 and 2022, respectively; 3,080 shares of Series B Preferred Stock authorized, no shares issued and outstanding as of December 31, 2023 and 2022	-	-
Common stock, $0.0001 par value, 250,000 shares authorized; 77,451 and 55,963 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	8	6
Additional paid-in capital	200,635	169,175
Accumulated deficit	(131,940)	(104,057)
Total stockholders’ equity	68,703	65,124
Total liabilities and stockholders’ equity	$74,355	$78,511

(1)	As described in Note 3 to the Consolidated Financial Statements appearing elsewhere in this Amendment, we have restated the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM COMPUTING INC.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2023	2022
	(Restated) (1)	(Restated) (1)
Total revenue	$358	$136
Cost of revenue	196	61
Gross profit	162	75
Research and development	8,891	5,216
Sales and marketing	1,806	2,092
General and administrative	15,708	21,412
Operating expenses	26,405	28,720
Loss from operations	(26,243)	(28,645)
Non-operating income (expense)
Interest and other income	295	47
Interest expense, net	(1,602)	(772)
Change in value of warrant liability	528	3,392
Loss before income tax provision	(27,022)	(25,978)
Income tax provision	-	-
Net loss	(27,022)	(25,978)

Less: Series A convertible preferred stock dividends	861	889
Net loss available to common stockholders	$(27,883)	$(26,867)

Loss per share – basic and diluted	$(0.42)	$(0.73)
Weighted average shares used in computing net loss per common share – basic and dilutive	66,611	36,680

(1)	As described in Note 3 to the Consolidated Financial Statements appearing elsewhere in this Amendment, we have restated the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM COMPUTING INC.

Consolidated Statements of Stockholders’ Equity

(In thousands, except par value)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balances, January 1, 2022
As previously reported	1,545	$-	29,157	$3	$97,593	$(81,394)	16,202
Adjustments (1)	-	-	-	-	(5,384)	4,204	(1,180)
As restated	1,545	-	29,157	3	92,209	(77,190)	15,022
Cancellation of shares	-	-	(11)	-	-	-	-
Conversion of preferred stock	(45)	-	48	-	-	-	-
Issuance of shares in conjunction with QPhoton Merger			26,615	3	67,127	-	67,130
Preferred stock dividends	-	-				(889)	(889)
Preferred OID Amortization					318		318
Stock-based compensation			20	-	9,493	-	9,493
Stock-based compensation for services			135	-	28	-	28
Net loss	-	-			-	(25,978)	(25,978)
Balances, December 31, 2022 (Restated) (1)	1,500	$-	55,963	$6	$169,175	$(104,057)	$65,124
Issuance of shares for cash			17,572	2	24,728		24,730
Conversion of preferred stock	(10)		11		1	-	1
Preferred stock dividends						(861)	(861)
Stock-based compensation			2,330		4,238	-	4,238
Stock-based compensation for services			1,575		2,493	-	2,493
Net loss	-	-			-	(27,022)	(27,022)
Balances, December 31, 2023 (Restated) (1)	1,490	-	77,451	$8	$200,635	$(131,940)	$68,703

(1)	As described in Note 3 to the Consolidated Financial Statements appearing elsewhere in this Amendment, we have restated the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM COMPUTING INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

(In thousands)

	Year Ended
	December 31,
	2023	2022
	(Restated) (1)	(Restated) (1)
Cash flows from operating activities:
Net loss	$(27,022)	$(25,978)
Adjustments to reconcile net loss to net cash used in operations
Depreciation and intangibles amortization	3,307	1,863
Amortization of issuance costs	925	547
Change in fair value of warrant liabilities	(528)	(3,392)
Provision for credit losses	279	-
Other recognized losses (gains)	5	78
Stock-based compensation expense	4,271	9,323
Stock-based compensation expense for services	284	2,350
Changes in operating assets and liabilities
Accounts receivable	(52)	(13)
Inventory	(70)	-
Prepaid expenses and other current assets	(110)	(145)
Other non-current assets	153	(1,214)
Accounts payable	596	219
Accrued expenses and other current liabilities	110	(319)
Other long-term liabilities	(463)	1,303
Net cash used in operating activities	(18,315)	(15,378)

Cash flows from investing activities:
Purchase of property and equipment	(2,112)	(870)
Issuance of loan receivable	(500)	-
Net cash used for QPhoton, Inc. merger	-	(1,356)
Net cash used in investing activities	(2,612)	(2,226)

Cash flows from financing activities:
Proceeds raised from financial liabilities, net of issuance costs	-	6,960
Payments of financial liabilities, net of interest	(6,187)	-
Series A Preferred dividend payments	(865)	(787)
Proceeds from stock issuance related to ATM facility	24,730	-
Net cash provided by financing activities	17,678	6,173

Net decrease in cash	(3,249)	(11,431)
Cash and cash equivalents, beginning of period	5,308	16,739
Cash and cash equivalents, end of period	$2,059	$5,308

Supplemental disclosures of Cash flow information:
Cash paid for interest	$813	$-

Non-cash operating activities
Non-cash issuance of shares for services	$2,651	$502
Non-cash financing activities
Common stock, preferred stock and warrants issued in connection with QPhoton Merger	$-	$71,050

(1)	As described in Note 3 to the Consolidated Financial Statements appearing elsewhere in this Amendment, we have restated the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM COMPUTING INC.

Notes to Consolidated Financial Statements

December 31, 2023

Note 1 – Nature of the Organization and Business

Corporate History

Quantum Computing Inc. (“QCi” or the “Company”) was formed in the State of Nevada on July 25, 2001, under its prior name, Ticketcart, Inc. The Company redomiciled to Delaware on February 22, 2018 and changed its name to Quantum Computing Inc. Effective July 20, 2018, the trading symbol for the Company’s common stock, par value $0.0001, on the OTC Market changed from “IBGH” to “QUBT”. On July 15, 2021 the Company uplisted to the Nasdaq Stock Market LLC (“Nasdaq”). On June 16, 2022, the Company merged with QPhoton, Inc. (“QPhoton”), a developer of quantum photonic systems and related technologies and applications.

Nature of Business

QCi is an American company utilizing integrated photonics and non-linear quantum optics to deliver quantum and ancillary non-quantum products for high-performance computing applications based on proprietary photonics technology. Quantum’s products are designed to operate at room temperature and low power. Our core photonics technology enables the execution of a go-to-market strategy which emphasizes accessibility and affordability. Our quantum systems enable subject matter experts (SMEs) and end users to deliver critical business solutions today.

The Company initially focused on providing software tools and applications for several commercially available quantum computers. However, following the June 2022 merger with QPhoton and its associated intellectual property and engineering team, the Company now offers integrated high-performance quantum systems, ancillary non-quantum products and services.

The core of our quantum offerings today is our Entropy Quantum Computing (“EQC”) technology. We have built room-temperature, photonic quantum information processing systems underpinned by a series of patented and patent pending technologies. Our technology, supported by professional services through our “Quantum Solutions” offering, enables our clients to solve complex optimization problems. In addition, our engineering teams are using our leading-edge photonics technology to continue to enhance and further develop quantum LIDAR sensing and imaging systems, quantum-secured network solutions, and photonic chips.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, the realization of assets, and the satisfaction of liabilities in the normal course of business. Cash and cash equivalents on hand were $2.1 million as of December 31, 2023. The Company has historically incurred losses and negative cash flows from operations. As of December 31, 2023, the Company also had an accumulated deficit of $131.9 million and a working capital deficit of $2.2 million. Furthermore, we have not achieved a level of sales adequate to support the Company’s cost structure and may need to raise additional funds in the next twelve months by selling additional equity or incurring debt. It is management’s opinion that these conditions raise substantial doubt about our ability to continue as a going concern.

Note 2 – Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation:

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (the “FASB”), including ASC 810, Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year end is December 31.

Risk and Uncertainties

The Company is subject to certain risks and uncertainties and believes changes in any of the following areas could have a material adverse effect on the Company’s future financial position or results of operations or cash flows: new product development, including market receptivity; litigation or claims against the Company based on intellectual property, patent, product regulation or other factors; competition from other products; general economic conditions; the ability to attract and retain qualified employees; and, ultimately, to sustain profitable operations.

Use of Estimates

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates required to be made by management include the valuation of goodwill and intangible assets, deferred tax assets, equity-based transactions and liquidity assessment. Actual results may differ from these estimates.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. As of December 31, 2023 and 2022, there were no cash equivalents. The Company maintains its cash in deposit and money market accounts with high quality financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses on these deposits and believes it is not exposed to significant credit risk on cash.

Revenue

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, by analyzing contracts with its customers using a five-step approach:

1.	Identify the contract

2.	Identify the performance obligations

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations

5.	Recognize revenue when performance obligations are satisfied

The Company recognized a small amount of revenue in 2023 and 2022, which was primarily derived from contracts to perform professional services. Revenue from time and materials-based contracts is recognized as the direct hours worked during the period times the contractual hourly rate, plus direct materials and other direct costs as appropriate, plus negotiated materials handling burdens, if any. Revenue from units-based contracts is recognized as the number of units delivered or performed during the period times the contractual unit price. Revenue from fixed price contracts is recognized as work is performed with estimated profits recorded on a percentage of completion basis. The Company has no cost-plus type contracts at this time.

The Company includes depreciation and amortization expenses in manufacturing overhead, which is a component of cost of revenue. However, at the present time manufacturing overhead, including depreciation and amortization expense related to production equipment, is not material and the primary components of cost of revenue are direct labor and direct materials, with a small amount of shipping expenses.

Accounts Receivable

Accounts receivable consists of amounts due from customers for work performed on contracts. The Company records accounts receivable at their net realizable value. Periodically the Company evaluates its accounts receivable to establish a provision for credit losses, when deemed necessary, based on the history of past write-offs, collections and current credit conditions. Within 2022, certain accounts receivable, attributable to a single customer, were determined not to be collectible and management recorded a provision and wrote off the uncollectible receivables against that account. The customer accounts receivable as of December 31, 2023 are considered fully collectible and thus management has not recorded a provision for credit losses.

Provision for Credit Losses

The Company estimates losses on loans and other financial instruments in accordance with Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduces the current expected credit losses (“CECL”) methodology for estimating allowances for credit losses. The CECL framework requires the Company to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supporting forecasts. Under CECL, the allowance for credit losses is measured as the difference between the financial asset’s cost basis and the net amount expected to be collected on the financial asset. CECL allows us to use information about past events including historical loan loss experience, current conditions, and reasonable and supportable forecasts to assess the collectability of the financial assets. The receivables for financial assets as of December 31, 2023 are not considered fully collectible and thus management has recorded a provision for credit losses. Note 10, Loan Receivable, for additional information.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on a standard cost basis which approximates actual cost on a first in-first out (“FIFO”) method. Lower of cost or net realizable value is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of revenue. Once the cost of the inventory is reduced, a new lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Operating Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets are included in right-of-use assets, net on the consolidated balance sheets. The current and long-term components of operating lease liabilities are included in the current operating lease liabilities and non-current operating lease liabilities, respectively, on the consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Certain leases may include options to extend or terminate the lease. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. All of our operating leases are comprised of office space leases, and as of December 31, 2023 and 2022, we had no finance leases.

Business Combinations and Valuation of Goodwill

We account for business combinations under the acquisition method of accounting. This method requires the recording of acquired assets and assumed liabilities at their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Results of operations related to business combinations are included prospectively beginning with the date of acquisition and transaction costs related to business combinations are recorded withing general and administrative expenses.

The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company performs an annual impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax-deductible goodwill carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The Company has determined that it has a single reporting unit for purposes of performing its goodwill impairment test. As the Company uses the market approach to assess impairment, its common stock price is an important component of the fair value calculation. If the Company’s stock price continues to experience significant price and volume fluctuations, this will impact the fair value of the reporting unit and can lead to potential impairment in future periods. The Company performed its annual impairment test during the second quarter of fiscal 2023 and 2022 and determined that its goodwill was not impaired. As of December 31, 2023 and 2022, we had not identified any factors that indicated there was an impairment of our goodwill and determined that no additional impairment analysis was then required.

Property and Equipment

Property and equipment are stated at cost or contributed value. Depreciation of furniture, software and equipment is calculated using the straight-line method over their estimated useful lives, and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Maintenance and repairs are charged against expense as incurred.

Impairment of Long-Lived Assets

The Company has long-lived assets such as tangible property and equipment, identified intangible assets consisting of acquired patents and core technology. When events or changes in circumstances occur that could indicate the carrying value of long-lived assets may not be recoverable, the Company assesses recoverability by determining whether the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If the undiscounted cash flow is less, an impairment charge is recognized for the excess of the carrying amounts of these assets over the fair values. Fair values are determined by discounted future cash flows, appraisals or other methods.

During the years ended December 31, 2023 and 2022, the Company did not record any impairment from long-lived assets.

Fair Value of Financial Instruments

The carrying amount of certain financial instruments held by the Company, such as cash equivalents, accounts receivable, contract assets and liabilities, accounts payable, and accrued and other current liabilities, approximate fair value due to their short maturities. The carrying amount of the liabilities for the convertible preferred stock warrants represent their fair value. The carrying amounts of the Company’s borrowings and lease liabilities approximate fair value due to the market interest rates that these obligations bear and interest rates currently available to the Company.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3	Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As of December 31, 2023, the Company had $793 thousand in Level 1 assets, comprised of U.S. Government mutual funds, and no carrying value for Level 3 liabilities, comprised of the QPhoton Warrants, as defined below. As of December 31, 2022, the Company had $528 thousand in carrying value for Level 3 liabilities, comprised of the QPhoton Warrants.

Research and Development Costs

Research and development costs include costs directly attributable to the conduct of research and development programs to enhance existing products and services and to develop future technologies, including the cost of services provided by outside contractors, and mandatory compliance fees and contractual obligations. All costs associated with research and development are expensed as incurred.

Software Development Costs

Software development costs incurred subsequent to the establishment of technological feasibility for software intended to be sold, licensed or otherwise marketed to customers will be capitalized, but development costs not meeting the criteria for capitalization are expensed as incurred. With respect to internal use software, the Company will capitalize such development costs incurred during the application development stage, but development costs incurred prior to that stage will be expensed as incurred. No amortization expense will be recorded until the software is ready for its intended use. To date the Company has not incurred any capitalizable software development costs.

Stock-Based Compensation

The Company has adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 expands the scope of ASC 718, Share-Based Payment, to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards, and that ASC 718 does not apply to share based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers.

Stock-based compensation expense for expected-to-vest awards is valued under the single-option approach and amortized on a straight-line basis, accounting for actual forfeitures as they occur. We utilize the Black Scholes pricing model in order to determine the fair value of stock-based option awards. The Black Scholes pricing model requires various highly subjective assumptions including volatility, expected option life, and risk-free interest rate. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Loss Per Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the common share equivalents had been issued (computed using the “If-Converted” method), unless the effect of such issuances would have been anti-dilutive.

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share data):

	Year Ended December 31,
	2023	2022
Numerator:
Net loss	$(27,022)	$(25,978)
Less: Series A convertible preferred stock dividends	861	889
Net loss available to common stockholders – basic and diluted	$(27,883)	$(26,867)
Denominator:
Weighted average shares used in computing net loss per common share – basic and diluted	66,611	36,680
Loss per share - basic and diluted	$(0.42)	$(0.73)

Net loss per share is based on the weighted average number of common shares and common share equivalents outstanding during the period.

In periods with a reported net loss, the effect of anti-dilutive stock options, unvested restricted common stock and warrants are excluded and diluted loss per share is equal to basic loss per share. Due to a net loss in the years ended December 31, 2022 and 2023, there were therefore no dilutive securities and hence basic and diluted loss per share were the same. The following is a summary of the weighted average common stock equivalents for the securities outstanding during the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive (in thousands):

	Year Ended December 31,
	2023	2022
Warrants	6,053	3,976
Options	12,280	6,830
Unvested restricted common stock	1,192	-
Total potentially dilutive shares	19,525	10,778

As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each period.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption. The Company has evaluated the recently implemented accounting standards and concluded that none currently apply to the Company.

Note 3 – Restatement of Previously Issued Financial Statements

Subsequent to the issuance of our Original Form 10-K and our subsequent retention of BPM to replace BF Borgers as our independent registered public accounting firm, management became aware of various adjustments to be recorded to our consolidated financial statements. Accordingly, our consolidated balance sheets as of December 31, 2023 and 2022, and our consolidated statements of operations, consolidated statements of stockholders’ equity, and our consolidated statements of cash flows for the years ended December 31, 2023 and 2022, have been restated for various errors, omissions, reclassifications or changes to accounting policy made primarily with regard to the purchase accounting of the QPhoton Merger, stock-based compensation accounting, financing costs, and other matters further described below. The restated consolidated financial statements also reflect the correction of certain previously-identified errors and out-of-period adjustments that were deemed immaterial to the annual or interim period in which they were recorded and have now been restated to properly reflect the corrections in the appropriate periods.

Disclosures

In Note 1, we expanded disclosures (i) for risks and uncertainties, valuation of goodwill, impairment of long-lived assets, income taxes, and net loss and (ii) to clearly indicate that depreciation and amortization expenses are included in cost of revenue, but that the amounts are not material.

In Note 2, we expanded and revised disclosures (i) to clarify (a) that software development costs incurred subsequent to the establishment of technological feasibility for software intended to be sold, licensed or otherwise marketed to customers will be capitalized, but development costs not meeting the criteria for capitalization are expensed as incurred, (b) that with respect to internal use software, the Company will capitalize such development costs incurred during the application development stage, and (c) that through December 31, 2023, the Company has not incurred any material capitalizable development costs, (ii) to appropriately detail the methodology and computation of basic and diluted loss per share and (iii) to reflect the Company’s change in accounting policy election for stock based compensation to no longer estimate forfeitures, but rather to account for forfeitures as they occur.

In Note 3, we explained the drivers of the restatements of the Previously Issued Financial Statements.

In Note 12, we clarified the basis for calculating the number of reported warrants to purchase shares of the Company’s common stock issued in connection with the QPhoton Merger.

In Note 14, we expanded the disclosure to clarify that the interest rates implicit in our leases are not readily determinable and therefore that is the basis for using our incremental borrowing rate as the discount rate for our leases.

Reclassifications

We have made certain reclassifications. In the Consolidated Statements of Operations and Consolidated Statements of Cash Flows, we reclassified certain ATM facility-related financing fees and Series A Preferred Stock dividends, which were each previously presented as Interest Expense in Other Income and Expense and have been reclassified as direct deductions to equity and shown as cash used for financing activities. We additionally revised the presentation of operating expenses to classify expenses as (1) Research and Development, (2) Sales and Marketing, and (3) General and Administrative, as compared to previously-reported categories that included (1) Salaries and Benefits, (2) Professional Services, (3) Research & Development, (4) Stock Based Compensation, and (5) Selling General & Administrative. For the Consolidated Balance Sheets, we made certain reclassifications related to (1) right-of-use assets and operating liabilities and (2) other current liabilities for litigation reserves.

Adjustments

The following is a description of the areas in which the errors were identified and for which we made correcting adjustments to our consolidated financial statements.

(1) QPhoton purchase accounting – We adjusted the final purchase price accounting for identifiable intangibles and the value attributable to the QPhoton Warrants, as defined below, including associated mark-to-market quarterly adjustments.

(2) Stock-based compensation – We adjusted expenses and prior period retained earnings to reflect the change in our accounting policy election to account for forfeitures as they occur, as well as to refine assumptions used in calculating the fair value. We also ensured all such expenditures were accrued and accounted for in the appropriate periods based on vesting schedules and underlying agreements.

(3) Debt issuance costs – We corrected errors to appropriately accrete issuance costs for the Streeterville Unsecured Note, as defined below, over the life of the loan.

(4) Uncollectable reserve – We identified a reserve for collection risk related to notes receivable.

(5) Accrued Expenses – We identified and corrected errors to record liabilities for performance-based bonus expenditures and state franchise fees to reflect the expenses in the appropriate period.

(6) Financing Expenditures – We corrected the presentation of Series A Preferred Stock dividends and ATM proceeds and adjusted the valuation of the Series A convertible preferred stock warrants.

(7) Other - We corrected certain classifications, previously identified errors and out of period adjustments that were deemed immaterial to the annual or interim period in which they were recorded and restated prior periods to reflect these corrections in the appropriate periods.

The following table presents the effect of the aforementioned adjustments on our Consolidated Balance Sheets as of December 31, 2023 and 2022 and indicates the category of the adjustments by reference to the above descriptions of the errors for which we made corrections:

	Year Ended December 31, 2023
	As Previously		Description of
	Reported	Adjustments	Adjustments	As restated
Assets
Current assets
Cash and cash equivalents	$2,059	$-		$2,059
Accounts receivable	65	-		65
Inventory	73	-		73
Loans receivable, net of provision for credit losses	557	(278)	(4)	279
Prepaid expenses and other current assets	427	(247)	(7)	180
Total current assets	3,181	(525)		2,656
Property and equipment, net	2,870	-		2,870
Operating lease right-of-use assets	800	251	(7)	1,051
Intangible Assets, net	11,388	688	(1)	12,076
Goodwill	60,360	(4,787)	(1)	55,573
Other non-current assets	129	-		129
Total assets	$78,728	$(4,373)		$74,355

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,462	$-		$1,462
Accrued expenses	411	228	(2)(5)	639
Financial liabilities, current, net of issuance costs	2,496	(571)	(3)	1,925
Other current liabilities	250	536	(7)	786
Total current liabilities	4,619	193		4,812
Operating lease liabilities	840	-		840
Total liabilities	5,459	193		5,652

Stockholders’ equity
Preferred stock	-	-		-
Common stock	8	-		8
Additional paid-in capital	222,980	(22,345)	(1)(2)(6)(7)	200,635
Accumulated deficit	(149,719)	17,779	(1)(2)(3)(4)(5)(6)(7)	(131,940)
Total stockholders’ equity	73,269	(4,566)		68,703
Total liabilities and stockholders’ equity	$78,728	$(4,373)		$74,355

	Year Ended December 31, 2022
	As Previously		Description of
	Reported	Adjustments	Adjustments	As restated
Assets
Current assets
Cash and cash equivalents	$5,308	$-		$5,308
Accounts receivable	13	-		13
Prepaid expenses and other current assets	408	(279)	(7)	129
Total current assets	5,729	(279)		5,450
Property and equipment, net	975	-		975
Operating lease right-of-use assets	1,187	86	(7)	1,273
Intangible assets, net	22,224	(7,044)	(1)	15,180
Goodwill	59,126	(3,553)	(1)	55,573
Other non-current assets	60	-		60
Total assets	$89,301	$(10,790)		$78,511

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$872	$-		$872
Accrued expenses	3,780	(819)	(2)(5)	2,961
Financial liabilities, current	536	(536)	(7)	-
Other current liabilities	132	628	(6)(7)	760
Total current liabilities	5,320	(727)		4,593
Financial liabilities, net of issuance costs	7,858	(670)	(3)	7,188
Warrant liability	-	528	(1)	528
Operating lease liabilities	1,226	(148)	(7)	1,078
Total liabilities	14,404	(1,017)		13,387

Stockholders’ equity
Preferred stock	-	-		-
Common stock	6	-		6
Additional paid-in capital	194,879	(25,704)	(1)(2)(6)(7)	169,175
Accumulated deficit	(119,988)	15,931	(1)(2)(3)(4)(5)(6)(7)	(104,057)
Total stockholders’ equity	74,897	(9,773)		65,124
Total liabilities and stockholders’ equity	$89,301	$(10,790)		$78,511

The following tables present the effect of the aforementioned reclassifications and adjustments on our consolidated statements of operations for the years ended December 31, 2023 and 2022 and indicate the category of the adjustments by reference to the above descriptions of the errors for which we made corrections:

	Year Ended December 31, 2023
	As Previously		Description of
	Reported	Adjustments	Adjustments	As restated
Total revenue	$358	$-		$358
Cost of revenue	196	-		196
Gross profit	162	-		162
Operating expenses	27,384	(979)	(2)(5)	26,405
Loss from operations	(27,222)	979		(26,243)
Non-operating income (expense)
Interest and other income	295	-		295
Interest expense, net	(2,804)	1,202	(3)(6)	(1,602)
Change in value of warrant liability	-	528	(1)	528
Loss before income tax provision	(29,731)	2,709		(27,022)
Income tax provision	-	-		-
Net loss	(29,731)	2,709		(27,022)
Less: Series A convertible preferred stock dividends	-	(861)	(6)	(861)
Net loss available to common stockholders	$(29,731)	$1,848		$(27,883)

Loss per share – basic and diluted	$(0.38)	$(0.04)		$(0.42)
Weighted average shares used in computing net loss per common share – basic and dilutive	77,451	(10,840)		66,611

	Year Ended December 31, 2022
	As Previously		Description of
	Reported	Adjustments	Adjustments		As restated
Total revenue	$136	$-			$136
Cost of revenue	61	-			61
Gross profit	75	-			75
Operating expenses	36,654	(7,934)	(2	)(5)	28,720
Loss from operations	(36,579)	7,934			(28,645)
Non-operating income (expense)
Interest and other income	47	-			47
Interest expense, net	(2,062)	1,290	(3	)(6)	(772)
Change in value of warrant liability	-	3,392	(1)		3,392
Loss before income tax provision	(38,594)	12,616			(25,978)
Income tax provision	-	-			-
Net loss	(38,594)	12,616			(25,978)
Less: Series A convertible preferred stock dividends	-	(889)	(6)		(889)
Net loss available to common stockholders	$(38,594)	$11,727			$(26,867)

Loss per share – basic and diluted	$(0.69)	$(0.04)			$(0.73)
Weighted average shares used in computing net loss per common share – basic and dilutive	55,963	(19,283)			36,680

The following tables present the effect of the aforementioned adjustments on our consolidated statements of cash flows for the years ended December 31, 2023 and 2022 and indicate the category of the adjustments by reference to the above descriptions of the errors for which we made corrections:

	Year Ended December 31, 2023
	As Previously		Description of
	Reported	Adjustments	Adjustments	As restated
Cash flows from operating activities:
Net loss	$(29,731)	2,709		(27,022)
Adjustments to reconcile net loss to net cash from operations
Depreciation and intangibles amortization	1,958	1,349	(1)	3,307
Amortization of issuance costs	-	925	(3)	925
Change in fair value of warrant liabilities	-	(528)	(1)	(528)
Provision for credit losses	-	279	(4)	279
Other recognized losses (gains)	4	1	(7)	5
Stock-based compensation expense	8,723	(4,452)	(2)	4,271
Stock-based compensation expense for services	-	284	(2)	284
Changes in operating assets and liabilities
Accounts receivable	(52)	-		(52)
Inventory	(70)	-		(70)
Prepaid expenses and other current assets	(78)	(32)	(7)	(110)
Other non-current assets	318	(165)	(7)	153
Accounts payable	583	13		596
Accrued expenses and other current liabilities	(985)	1,095	(2)(7)	110
Other long-term liabilities	(611)	148	(7)	(463)
Net cash used in operating activities	(19,941)	1,626		(18,315)

Cash flows from investing activities:
Purchase of property and equipment	(2,118)	(6)	(7)	(2,112)
Issuance of loan receivable	(500)	-		(500)
Net cash used in investing activities	(2,618)	(6)		(2,612)

Cash flows from financing activities:
Payments of financial liabilities, net of interest	(6,187)	-		(6,187)
Series A Preferred dividend payments	-	(865)	(6)	(865)
Proceeds from stock issuance related to ATM facility	25,496	(766)	(6)	24,730
Net cash provided by financing activities	19,309	(1,631)		17,678

Net decrease in cash	(3,249)	-		(3,249)
Cash and cash equivalents, beginning of period	5,308	-		5,308
Cash and cash equivalents, end of period	$2,059	$-		$2,059

	Year Ended December 31, 2022
	As Previously		Description of
	Reported	Adjustments	Adjustments	As restated
Cash flows from operating activities:
Net loss	$(38,594)	12,616		(25,978)
Adjustments to reconcile net loss to net cash from operations
Depreciation and amortization	3,433	(1,570)	(1)	1,863
Amortization of issuance costs	-	547	(3)	547
Change in fair value of warrant liabilities	-	(3,392)	(1)	(3,392)
Other recognized losses (gains)	-	78	(7)	78
Stock-based compensation expense	17,761	(8,438)	(2)	9,323
Stock-based compensation expense for services	-	2,350	(2)	2,350
Changes in operating assets and liabilities
Accounts receivable	(13)	-		(13)
Prepaid expenses and other current assets	92	(237)	(7)	(145)
Other non-current assets	(1,128)	(86)	(7)	(1,214)
Accounts payable	219	-		219
Accrued expenses and other current liabilities	(462)	143	(2)(7)	(319)
Other long-term liabilities	1,451	(148)	(7)	1,303
Net cash used in operating activities	(17,241)	1,863		(15,378)

Cash flows from investing activities:
Purchase of property and equipment	(870)	-		(870)
Net cash used for QPhoton, Inc. Merger	(1,356)	-		(1,356)
Net cash used in investing activities	(2,226)	-		(2,226)

Cash flows from financing activities:
Proceeds raised from financial liabilities, net of issuance costs	8,036	(1,076)	(3)	6,960
Series A Preferred dividend payments	-	(787)	(6)	(787)
Net cash provided by financing activities	8,036	(1,863)		6,173

Net decrease in cash	(11,431)	-		(11,431)
Cash and cash equivalents, beginning of period	16,739	-		16,739
Cash and cash equivalents, end of period	$5,308	$-		$5,308

Note 4 – Business Combinations

Merger with QPhoton, Inc.

On May 19, 2022, the Company, QPhoton, and Yuping Huang, the principal stockholder of QPhoton, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company agreed to acquire QPhoton through a series of merger transactions (collectively with the other transactions contemplated by the Merger Agreement, the “Transaction”). On June 16, 2022, all conditions precedent having been met or waived by the Parties, the Company closed the Transactions. The merger with QPhoton adds to the Company’s portfolio of quantum computing products and enables the Company to offer a wider range of quantum information services. The Company accounted for the Transactions using the acquisition method in accordance with ASC 805, Business Combinations, with the purchase price being allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. Fair values were determined using management estimates. The results of QPhoton are included within the consolidated financial statements commencing on the acquisition date.

Pursuant to the Merger Agreement, immediately following the closing of the Transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub I (a wholly owned subsidiary of the Company) merged with and into QPhoton, with QPhoton surviving the merger as a wholly-owned subsidiary of the Company, immediately after which the surviving corporation merged with and into Merger Sub II (also a wholly owned subsidiary of the Company), with Merger Sub II surviving the merger as a wholly-owned subsidiary of the Company (the “Surviving Company”). The merger consideration payable to the stockholders of QPhoton (the “Merger Consideration”) consisted of (i) 5,802,206 shares of the Company’s common stock, par value $0.0001 per share, (ii) 2,377,028 shares of a new series of the Company’s preferred stock, par value $0.0001 per share, designated Series B convertible preferred stock (“Series B Preferred Stock”), and (iii) warrants to purchase up to 7,028,337 shares of Common Stock (the “QPhoton Warrants”). Each share of Series B Preferred Stock converts into 10 shares of the Company’s common stock. On an as-converted basis, the total Merger Consideration consisted of 36,600,823 shares of the company’s common stock. The Merger Consideration for shareholders Yuping Huang and Stevens Institute of Technology was issued in 2022. A third alleged shareholder, BV Advisory, rejected the Merger Consideration and commenced litigation in Delaware Chancery Court (see Note 9, Contingencies – Legal Proceedings, in this Amendment for additional information and Item 3, Legal Proceedings, in the Original Form 10-K for a full discussion), and to date that litigation has not been resolved. Accordingly, as of December 31, 2023 and 2022, we had only issued 32,940,738 shares of the Company’s common stock on an as-converted basis, which includes 26,615,235 shares of common stock and 6,325,503 of the QPhoton Warrants.

and the remaining Merger Consideration for the other stockholder of QPhoton will be issued upon presentation of certain required documents and surrender of their QPhoton shares.

The purchase price was approximately $71.0 million, or $69.9 million net of cash acquired, consisting of Company common stock, Series B Preferred Stock and QPhoton Warrants. The Merger Agreement did not include any contingent consideration, and under ASC 805, transaction costs are required to be expensed so legal and accounting fees incurred for the Transactions were not included in the purchase price. As the Transactions were structured as an exchange of equity securities, the purchase price was calculated based on the fair market value (in this case the Nasdaq closing price) of the total shares of the Company securities payable to the shareholders of the acquired company, QPhoton. The closing price of the Company’s common stock on June 16, 2022 was $2.27 (the “Merger Closing Stock Price”). While the total shares of the Company’s common stock offered for QPhoton on an as-converted basis was 36,600,823, the fair market valuation contemplated 31,299,417 of the shares, which assumed full conversion of the 2,377,028 shares of Series B Preferred Stock to common stock at the 10:1 ratio, and that only 1,726,931 of the 7,028,337 QPhoton Warrants would eventually be exercised to purchase common stock (specifically only the QPhoton Warrants for which the associated Company options and/or warrants had an exercise price at or below $2.27 at the time of the Transaction). The 1,726,931 QPhoton Warrants were valued at the Merger Closing Stock Price. Further, the QPhoton Warrants are treated as a derivative, whose value is tied to future value of the Company’s common stock, and will be marked-to-market on a quarterly basis.

The fair value of the prepaid expenses and security deposits was set at book value, and the fair value of the property and equipment was written up to the purchase cost to reflect the recent purchase dates of the equipment relative to the closing date of the Transactions. To estimate the fair value of the identifiable intangible assets, the Company engaged a third-party valuation expert (the “Third-Party Valuation Expert”), to conduct an independent analysis in line with purchase price accounting standards. The Third-Party Valuation Expert concluded:

●	that there was no fair value attributable to customer relationships due to the lack of current customer contracts;

●	a fair value of $3.25 million attributable to the non-compete agreement with the founder using the with-and-without method, based on a variation of the income approach. The with-and-without methodology employed uses two scenarios to value the non-compete asset: (1) the “with scenario” captures the estimated cash flows from the business if all of the existing assets were in place including the non-compete asset; and (2) the “without scenario” captures the estimated cash flows from the business if all of the existing assets were in place except the non-compete asset. The difference between the two scenarios is attributed to the presumed loss of cash flows without the non-compete asset in place and represents the value of the non-compete agreement;

●	a fair value of $1.0 million attributable to the QPhoton trade name and trademark using the relief from royalty methodology. In the application of the relief from royalty method, the Third-Party Valuation Expert estimated the value of the trade names/trademarks by capitalizing the royalties saved by virtue of the Company owning the trade names/trademarks. In other words, the Company realizes a benefit from owning the intangible asset rather than paying a rent or royalty for the use of the asset;

●	a fair value of $12.7 million attributable to the technology and licensed patents using the relief from royalty methodology. In calculating the fair value of the technology and licensed patents, the Third-Party Valuation Expert followed the same approach as the trade name/trademark analysis.

The Company accepted the Third-Party Valuation Expert’s valuation. Although the valuation analysis was performed in 2023, for the purposes of the consolidated financial statements in this Amendment, the Company has recorded and reported the results of the valuation as of the Closing date, June 16, 2022.

The following table summarizes the purchase price paid and adjusted acquisition date fair values of assets acquired and liabilities assumed by the Company, including the final results of the analysis performed by the Third-Party Valuation Expert for the intangibles (in thousands):

Purchase price
Common stock	$13,171
Series B convertible preferred	53,959
Contingently issuable warrants	3,920
Purchase price	71,050
Less: cash acquired	(1,144)
Purchase price, net of cash acquired	69,906
Less:
Prepaid expenses	16
Property and equipment at cost	116
Security deposits	98
Non-compete agreement with founder	3,251
Trade names and trademarks	1,009
Developed Technology and licensed patents	12,731
Accounts payable and other current liabilities	(2,888)
Goodwill	$55,573

The amount allocated to goodwill and intangible assets reflects the benefits the Company expected to realize from the growth of the acquisition’s operations.

Note Purchase Agreement – the Company and QPhoton

On February 18, 2022, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with QPhoton, pursuant to which the Company agreed to loan money to QPhoton using two unsecured promissory notes (each, a “Note”), each in the principal amount of $1.25 million, subject to the terms and conditions of the Note Purchase Agreement. Also, on February 18, 2022, pursuant to the terms of the Note Purchase Agreement, the Company loaned the principal amount of $1.25 million to QPhoton. On April 1, 2022, pursuant to the terms of the Note Purchase Agreement, the Company loaned the principal amount of $1.25 million to QPhoton, for a total loan under the two Notes of $2.5 million.

The Note Purchase Agreement contains customary representations and warranties by QPhoton and the Company, as well as a “most favored nations” provision for the benefit of the Company. The Notes issued under the Note Purchase Agreement, including the Notes issued on February 18, 2022 and April 1, 2022, provide that the indebtedness evidenced by the applicable Note bears simple interest at the rate of 6% per annum (or 15% per annum during the occurrence of an event of default, as defined in the Notes), and becomes due and payable in full on the earlier of (i) March 1, 2023, subject to extension by one year at the option of QPhoton, (ii) a change of control (as defined in the Notes) of QPhoton or (iii) an event of default. As a result of the merger, the Note and accrued interest is eliminated through consolidation. However, the two Notes were not forgiven or converted to equity and remain outstanding under the terms and conditions of the Note Purchase Agreement.

Note 5 – Intangible Assets and Goodwill

As a result of the merger with QPhoton, the Company has the following amounts related to intangible assets (in thousands):

	December 31, 2023			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete agreement with founder	$3,251	$(1,716)	$1,535	$3,251	$(632)	$2,619
Website domain name and trademark	1,009	(320)	689	1,009	(118)	891
Technology and licensed patents	12,731	(2,880)	9,851	12,731	(1,061)	11,670
Total	$16,991	$(4,915)	$12,076	$16,991	$(1,811)	$15,180

The amortization expense of the Company’s intangible assets for the years ended December 31, 2023 and 2022 was $3.1 million and $1.8 million, respectively. The Company expects future amortization expense to be the following (in thousands):

Amortization
2024	$3,104
2025	2,472
2026	2,021
2027	1,903
2028	1,819
Thereafter	757
Total	$12,076

The Company recorded goodwill resulting from the Transactions, calculated as the difference between the total purchase price and the value of tangible and intangible assets acquired less the liabilities assumed. The Company recorded goodwill of $55.6 million resulting from the Transactions. The following table provides a summary of the changes in goodwill for the years ended December 31, 2023 and 2022 (in thousands):

	December 31,
	2023	2022
Goodwill, at beginning of year	$55,573	$-
Goodwill additions	-	55,573
Goodwill, at end of year	$55,573	$55,573

The Company tested the intangible assets and goodwill for impairment as of December 31, 2023 and concluded there was no impairment of intangible assets or goodwill at that time.

Note 6 – Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, management concludes that it is more-likely-than-not that the deferred tax assets will not be realized. Realization of deferred tax assets is also dependent upon future earnings, if any, the timing and amount of which are uncertain.

The Company records a liability for the uncertain tax positions taken or expected to be taken on the Company’s tax return when it is more-likely-than-not that the tax position might be challenged despite the Company’s belief that the tax return positions are fully supportable, and additional taxes will be due as a result. To the extent that the assessment of such tax positions changes, for example, based on the outcome of a tax audit, the change in estimate is recorded in the period in which the determination is made. The provision for income taxes includes the impact of provisions for uncertain tax positions.

Income tax expense attributable to pretax loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax loss from continuing operations as a result of both temporary and permanent differences in the U.S. GAAP vs tax treatment of certain types of expenses, including stock-based compensation, depreciation and amortization, research and development and meals and entertainment. Additionally, the Company's policy is to account for interest and penalties as income tax expense. As of December 31, 2023, the Company had no interest related to unrecognized tax benefits, and no amounts for penalties related to unrecognized tax benefits were recognized in the provision for income taxes. We do not anticipate any significant change within twelve months of this reporting date.

As of December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $49 million. All of the federal NOL carryforwards were generated during 2018 or later and will carryforward indefinitely but will be subject to 80% taxable income limitation beginning tax years after December 31, 2021, as provided by the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act (PL 116-136). Furthermore, the utilization of NOLs and tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the Internal Revenue Code, a corporation that undergoes an ownership change may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company has determined that ownership changes have occurred, primarily driven by the Transactions, and hence the Company’s ability to use its NOLs or tax credit carryforwards may be restricted.

As of December 31, 2023, in addition to the $13 million in tax-effected NOL carryforwards, at an assumed tax rate of 26%, the significant components of the Company’s net deferred tax assets included stock-based compensation of $11 million, capitalized research and development expenditures of approximately $2 million and an intangible asset basis difference of $1 million. As of December 31, 2022, in addition to the $9 million in tax-effected NOL carryforwards, also at an assumed tax rate of 26%, the significant components of the Company’s net deferred tax assets included stock-based compensation of $10 million and capitalized research and development expenditures of approximately $1 million. The Company believes that it is more likely than not that the benefit from the net deferred tax assets will not be realized. Accordingly, it has provided a full valuation allowance on any potential deferred tax assets The valuation allowance increased by approximately $6.0 million for the period ended December 31, 2023. The provision for income taxes is not material in the years presented due to there being no taxable income.

The Company has federal R&D credit carryforwards of approximately $250,000 which will be applied against payroll taxes, not against income taxes. The Company has no state R&D credit carryforwards.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, with varying statutes of limitations. The tax years from inception through 2023 remain open to examination due to the carryover of unused net operating losses that are being carried forward for tax purposes.

Note 7 – Property and Equipment

The Company’s property and equipment are primarily located at the Company’s leased facilities in Hoboken, NJ and Tempe, AZ and consist of (in thousands):

	December 31,
Classification	2023	2022
Computer and lab equipment	$2,999	$985
Network equipment	29	12
Furniture and fixtures	32	28
Software	49	19
Leasehold improvements	33	3
Total cost of property and equipment	3,142	1,046
Accumulated depreciation	272	71
Property and equipment, net	$2,870	$975

The Company recorded depreciation expense of $203 thousand and $52 thousand during the years ended December 31, 2023 and 2022, respectively, using useful lives of the Company’s long-lived assets are as follows:

Estimated Useful Life (Years)
Computer and laboratory equipment	5
Network equipment	4
Furniture and fixtures	7
Software	3
Leasehold improvements	Lessor of lease term or 5

Maintenance and repairs are charged to operations when incurred. When property and equipment are sold or otherwise disposed, the asset account and related accumulated depreciation and amortization accounts are relieved, and any gain or loss is included in other income or expense.

Note 8 – Financial Liabilities

The Company has the following amounts related to financial liabilities (in thousands):

	December 31,
	2023	2022
Remaining loan balances	$2,063	$8,250
Remaining unamortized debt issuance costs	(138)	(1,062)
Financial liabilities, net	$1,925	$7,188

Additionally, the Company has accrued interest of $14 thousand and $223 thousand as of December 31, 2023 and 2022, respectively, which is included in Other Current Liabilities.

Unsecured Promissory Note

On September 23, 2022, the Company entered into a note purchase agreement (the “Unsecured NPA”) with Streeterville Capital, LLC (“Streeterville”), pursuant to which Streeterville purchased an unsecured promissory note (the “Note” or the “Streeterville Unsecured Note”) in the initial principal amount of $8.25 million. The Note bears interest at 10% per annum. The maturity date of the Note is 18 months from the date of its issuance (the “Maturity Date”). The Note carries an original issue discount of $750 thousand, which is included in the principal balance of the Note. If the Company elects to prepay the Note prior to the Maturity Date, it must pay to Streeterville 120% of the portion of the Outstanding Balance the Company elects to prepay.

Beginning on the date that was six months after the issuance date of the Note, Streeterville has the right to redeem up to $750 thousand of the outstanding balance of the Note per month (“Redemption Amount”) by providing written notice to the Company (“Redemption Notice”). Upon receipt of any Redemption Notice, the Company shall pay the applicable Redemption Amount in cash to Streeterville within three trading days of the Company’s receipt of such Redemption Notice. No prepayment premium shall be payable in respect of any Redemption Amount. As of December 31, 2023, Streeterville has redeemed $7.0 million of the outstanding balance of the Note. The outstanding balances were $1.9 million and $7.2 million as of December 31, 2023 and 2022, respectively

Pursuant to the terms of the Unsecured NPA, the parties provided customary representations and warranties to each other. Also, until amounts due under the Note are paid in full, the Company agreed, among other things, to: (i) timely make all filings under the Securities Exchange Act of 1934, (ii) ensure the Company’s common stock continues to be listed on the Nasdaq, (iii) ensure trading in the Company’s common stock will not be suspended, halted, chilled, frozen, reach zero bid or otherwise cease trading on Company’s principal trading market, (iv) ensure the Company will not make any Restricted Issuance (as defined in the Note) without Streeterville’s prior written consent, which consent may be granted or withheld in Streeterville’s sole and absolute discretion, (v) ensure the Company will not enter into any agreement or otherwise agree to any covenant, condition, or obligation that locks up, restricts in any way or otherwise prohibits the Company from entering into certain additional transactions with Streeterville, and (vi) with the exception for Permitted Liens (as defined in the Note) ensure the Company will not pledge or grant a security interest in any of its assets without Streeterville’s prior written consent, which consent may be granted on withheld in Streeterville’s sole and absolute discretion.

The Note sets forth certain standard events of default (such event, an “Event of Default”) that generally, if uncured within seven trading days, may result in the discretion of Streeterville in certain penalties under the terms of the Note. In this regard, upon an Event of Default, Streeterville may accelerate the Note by written notice to the Company, with the outstanding balance becoming immediately due and payable in cash at the Mandatory Default Amount (as defined in the Note). Additionally, upon written notice given by Streeterville to the Company, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 15% per annum simple interest or the maximum rate permitted under applicable law upon an Event of Default.

Note 9 – Contingencies

Indemnification Arrangements

We enter into standard indemnification arrangements in our ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified parties (generally our business partners or customers) in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to our products. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is not determinable. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal.

We have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature. These agreements also require us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to make good faith determination whether or not it is practicable for us to obtain directors and officers insurance. We currently have directors and officers liability insurance.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of business. In general, management believes that ordinary course of business matters will not have a material adverse effect on our financial position or results of operations and are adequately covered by our liability insurance. However, it is possible that consolidated cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one of more of these contingencies or because of the diversion of management’s attention and the incurrence of significant expenses.

As part of our business combination with QPhoton in June 2022, we acquired a payable to BV Advisory Partners, LLC (“BV Advisory”). On March 1, 2021, QPhoton entered into a Note Purchase Agreement with BV Advisory. Under the Note Purchase Agreement, on March 1, 2021, March 23, 2021 and July 9, 2021, BV Advisory purchased convertible promissory notes from QPhoton for $200 thousand, $150 thousand, and $150 thousand, respectively, for a total of $501 thousand (the “BV Notes”), which is included in Other Current Liabilities as of December 31 2023 and 2022. The BV Notes all bore interest at a rate of 6% per annum and matured two years from the grant date. However, QPhoton only received approximately $375 thousand in cash proceeds as $125 thousand was paid by BV Advisory directly to The Trustees of the Stevens Institute of Technology (“Stevens Institute”) on behalf of QPhoton to satisfy QPhoton’s obligations to reimburse costs incurred under the terms of their patent license agreement with the Stevens Institute.

On June 16, 2022, QPhoton tendered a cashier’s check to BV Advisory in the amount of $535,684, representing the full principal balance of the BV Notes and accrued interest through June 16, 2022. On July 14, 2022 BV Advisory returned the cashier’s check and disputed the calculation of the amount paid to settle the BV Notes. The BV Notes and accrued interest are recorded as short-term liabilities. On August 15, 2022, BV Advisory filed a complaint in the Court of Chancery of the State of Delaware naming the Company and certain of its directors and officers (among others) as defendants. BV Advisory Partners, LLC v. Quantum Computing Inc., et al., C.A. No. 2022-0719-VCG (Del. Ch.). BV Advisory seeks, among other relief, monetary damages for an alleged breach of the Note Purchase Agreement between BV Advisory and QPhoton, Inc., the predecessor in interest to QPhoton, LLC, as well as monetary damages for breach of an alleged binding letter of intent among Barksdale Global Holdings, LLC, Inference Ventures, LLC and QPhoton, Inc. The Company believes that BV Advisory’s claims have no merit and intends to defend itself vigorously. The Company filed a motion to dismiss the complaint in December 2022, and in March 2023 Plaintiff filed a second amended complaint. The Company filed a motion to dismiss the second amended complaint, oral argument was held on October 11, 2023 and at this time that motion is pending before the Court. BV Advisory’s claims are not covered by the Company’s liability insurance. The Company does not believe it is necessary to accrue an amount in addition to the principal and interest on the BV Notes at this time.

Note 10 – Loan Receivable

On May 16, 2023, the Company entered into a Summary of Proposed Terms (the “Letter of Intent”) with millionways to provide bridge loans to millionways and enter into due diligence to acquire up to 100% of the AI firm. On June 6, 2023, the Company entered into a Note Purchase Agreement (the “MW Agreement”) with millionways, pursuant to which the Company agreed to purchase from millionways up to three unsecured promissory notes (each, a “MW Note”), in an aggregate principal amount of up to $2.0 million, subject to the terms and conditions of the MW Agreement. Also on June 6, 2023, pursuant to the terms of the MW Agreement, the Company purchased the MW Notes from millionways and loaned an aggregate principal amount of $500 thousand to millionways.

The MW Agreement contains customary representations and warranties by millionways and the Company, as well as a “most favored nations” provision for the benefit of the Company. The MW Notes issued under the MW Agreement, including the MW Notes issued on June 6, 2023, provide that the indebtedness evidenced by the applicable MW Note bears simple interest at the rate of 10% per annum (or 15% per annum during the occurrence of an event of default, as defined in the MW Notes), and becomes due and payable in full on the earlier of (i) May 16, 2024, (ii) a change of control (as defined in the MW Notes) of millionways, (iii) dollar-for-dollar prepayment for additional capital received through any vehicle from a third party or (iv) an event of default.

The Company reserved $279 thousand of the outstanding $558 thousand receivable as uncollectible based on credit risk in the consolidated financial statements as of December 31, 2023.

Note 11 – Capital Stock:

Series A Convertible Preferred Offering

From November 10, 2021 through November 17, 2021, the Company conducted a private placement offering (the “Private Placement”) pursuant to securities purchase agreements with 7 accredited investors (the “Series A Investors”), whereby the Series A Investors purchased from the Company an aggregate of 1,545,459 shares of the Company’s newly created Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) and warrants to purchase 1,545,459 shares of the Company’s common stock (the “Preferred Warrants”) for an aggregate purchase price of $8.5 million. The Private Placement was completed and closed to further investment on November 17, 2021.

The Series A Preferred Stock ranks senior to common stock with respect to the payment of dividends and liquidation rights. Each holder of Series A Preferred Stock is entitled to receive, with respect to each share of Series A Preferred Stock then outstanding and held by such holder, dividends at the rate of 10% per annum (the “Preferred Dividends.”) The Company is obligated to pay the Preferred Dividends quarterly, in arrears, within fifteen days of the end of each quarter. The Company has the option to pay the Preferred Dividends in cash or in the Company’s common stock, at a price per share of common stock equal to the average of the closing sale price of the common stock for the five trading days preceding the applicable dividend payment date. The Preferred Dividends are accrued monthly, but not compounded, and are recorded as interest expense, because the Preferred Dividends are mandatory and not declared at the discretion of the Board of Directors.

The number of shares of the Company’s common stock issuable upon conversion of any share of Series A Preferred Stock shall be determined by dividing (x) the Conversion Amount of such share of Series A Preferred Stock by (y) the Conversion Price. “Conversion Amount” means, with respect to each share of Series A Preferred Stock, as of the applicable date of determination, the sum of (1) the stated value thereof plus (2) any accrued dividends. “Conversion Price” means, with respect to each share of Series A Preferred Stock, as of any optional conversion date, Mandatory Conversion Date or other date of determination, $5.50, subject to adjustment for stock splits, dividends, recapitalizations and similar corporate events.

The Preferred Warrants are two-year warrants to purchase shares of the Company’s common stock at an exercise price of $7.00 per share, subject to adjustment, and are exercisable at any time on or after the date that is six months following the issuance date. The Preferred Warrants provide for cashless exercise in the event the underlying shares of the Company’s common stock are not registered. As of December 31, 2023, all of the Preferred Warrants had expired unexercised.

In connection with the Purchase Agreement, the Company and the Series A Investors entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement to register the shares of common stock underlying the Series A Preferred Stock and warrants within 180 days. Pursuant to the Registration Rights Agreement, the Series A Investors received certain rights, including but not limited to piggyback registration rights, providing that the holder be given notice of any proposed registration of securities by the Company, and requiring that the Company register all or any portion of the registrable securities that the holders request to be registered, in each case, subject to the terms and conditions of the Registration Rights Agreement.

On April 27, 2022, the Company filed a Resale Form S-3 as required by the Registration Rights Agreement, pursuant to which the Company agreed to file a registration statement to register the shares of common stock underlying the Series A Preferred Stock and warrants within 180 days from the closing of the Private Placement. The Resale Form S-3 went effective on June 2, 2022.

On June 13, 2022, one of the Series A Investors, Falcon Capital Partners, converted 45,455 shares of Series A Preferred stock into 47,728 shares of the Company’s common stock.

On February 9, 2023, one of the Series A Investors, Greenfield Children, LLC, converted 10,000 shares of Series A Preferred stock plus accrued dividends into 11,096 shares of the Company’s common stock.

Authorized Classes of Stock

As of September 9, 2024, the Board has authorized two classes of preferred stock. The Board has authorized 1,550,000 shares of preferred stock as the Series A Preferred stock, par value $0.0001 per share, of which 1,490,004 shares are issued and outstanding. The Board has also authorized 3,079,864 shares of preferred stock as the Series B Preferred Stock, par value $0.0001 per share, none of which are issued and outstanding.

At-the-Market Facility

From January 19, 2023 through December 31, 2023, the Company sold 17,571,926 shares of common stock through its At-The-Market (ATM) facility, managed by Ascendiant Capital Markets, LLC, at an average price of $1.45. The Company received net proceeds of $24.7 million.

Warrants

The table below summarizes the warrants outstanding as of December 31, 2023 (in thousands, except exercise prices):

Issuance Date	Expiration Date	Exercise Price	Issued	Exercised	Forfeited / Canceled	Warrants Outstanding
August 18, 2020	August 18, 2025	$2.00	171	(150)	-	21
November 15, 2021	November 15, 2023	$7.00	1,545		(1,545)	-
June 16, 2022	May 9, 2027	$0.0001	6,325	-	(3,309)	3,016

In connection with a restricted stock units offering in June 2020, the Company issued warrants in August 2020 to purchase 171,000 shares of the Company’s common stock, at an exercise price of $2.00. Those warrants are exercisable for five years from the date of issuance.

In connection with the offering of Series A Preferred Stock in November 2021, the Company issued warrants to purchase 1,545,459 shares of the Company’s common stock at an exercise price of $7.00. Those warrants were exercisable for two years from the date of issuance and have now expired.

In connection with the QPhoton Merger on June 16, 2022, the Company issued warrants to purchase 6,325,503 shares of the Company’s common stock at an exercise price of $0.0001. Those warrants are exercisable when and if stock options and warrants issued and outstanding as of June 15, 2022 (the “Underlying Options”), are exercised. As of December 31, 2023, none of the QPhoton Warrants linked to the outstanding Underlying Options are expected to be exercised as the exercise prices of the Underlying Options are above the current stock price as of December 31, 2023. The total Merger Consideration consisted of 36,600,823 shares of the Company’s common stock on an as-converted basis, including the 7,028,337 QPhoton Warrants. As discussed in Note 4, Business Combinations, two QPhoton shareholders received their Merger Consideration and a third alleged shareholder rejected the Merger Consideration and commenced litigation in Delaware Chancery Court (see Note 9, Contingencies – Legal Proceedings, in this Amendment for additional information and Item 3, Legal Proceedings, in the Original Form 10-K for a full discussion), and to date that litigation has not been resolved. Accordingly, as of December 31, 2023 and 2022, we had only issued 6,325,503 of the QPhoton Warrants, of which approximately 52% have been forfeited as of December 31, 2023. Further, as discussed in Note 2, Significant Accounting Policies – Fair Value of Financial Instruments, the QPhoton Warrants issued on June 16, 2022, are considered Level 3 liabilities for fair value measurement on the valuation hierarchy. Accordingly, the Company recognized mark-to-market gains of $528 thousand and $3.4 million during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the QPhoton Warrants have no carrying value as a liability on the Company’s consolidated balance sheet.

Note 12 – Stock-based Compensation

Incentive Plans

The Company’s 2019 Equity and Incentive Plan, as amended in 2021 (the “2019 Plan”) enabled the Company to grant incentive stock options or nonqualified stock options and other equity awards to employees, directors and consultants of the Company up to a total of 3 million shares of common stock. All 3 million shares available for issue under the 2019 Plan have been issued.

On July 5, 2022, the Board of Directors adopted the Company’s 2022. Equity and Incentive Plan (the “2022 Plan”), which provides for the issuance of up to 16 million shares of the Company’s common stock. The 2022 Plan was approved by a majority of the stockholders in September 2022. Per the 2022 Plan, the 2022 Plan reserves increased automatically by 1 million shares on January 1, 2023, providing for a total issuance of up to 17 million shares of common stock. As of December 31, 2023, a total of 13.8 million shares and options were issued and outstanding under the 2022 Plan.

Options

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2023	2022
Exercise price	$0.85 – 1.84	$1.67 – 2.61
Risk-free interest rate	4.7 – 5.0%	0.6 – 4.5%
Expected volatility	98 – 137%	127 – 164%
Expected dividend yield	0%	0%
Expected life of options (in years)	5.0	5.0

The following table summarizes the Company’s option activity:

Weighted Average Number of Shares (in thousands)	Weighted Average Exercise Price		Contractual Term (in years)
Outstanding as of December 31, 2021
As previously reported	5,197	$7.68	2.5
Adjustments (1)	(1,100)	(2.45)	1.4
As restated	4,097	5.23	3.9
Granted	6,853	1.38	5.0
Forfeited	(1,785)	3.17	-
Outstanding as of December 31, 2022	9,165	3.51	4.2
Granted	5,340	1.38	5.0
Forfeited	(662)	4.41	-
Outstanding as of December 31, 2023	13,843	$2.64	3.7

Vested as of December 31, 2022	6,413	$3.58	4.2
Vested as of December 31, 2023	8,803	$3.21	3.4

The following table summarizes the exercise price range as of December 31, 2023 (in thousands):

Exercise Price	Outstanding Options	Exercisable Options
$0.00 – 1.00	180	10
$1.00 – 2.00	5,695	1,935
$2.00 – 3.00	6,359	5,318
$3.00 – 5.00	65	65
$5.00 – 7.00	726	713
$7.00 – 12.00	818	762
	13,843	8,803

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2023 and 2022 was $1.38 per share and $2.39 per share, respectively, and as of December 31, 2023, total unrecognized compensation cost related to common stock options was $5.8 million, which is expected to be recognized over a period of 4.0 years.

Stock-based compensation

The Company recognized stock-based compensation expense related to common stock options and restricted shares of common stock in the following expense categories of its consolidated statements of operations (in thousands):

	Year Ended December 31,
	2023	2022
Research and development	2,080	509
Selling and marketing	(279)	494
General and administrative	2,470	8,320
Total stock-based compensation	$4,271	$9,323

For the years ended December 31, 2023 and 2022, the statement of stockholders’ equity was lower by $33 thousand and higher by $170 thousand, respectively, as compared to the statement of cash flows for timing differences between award dates and the realization of stock-based compensation expense.

In terms of new issuances, the Company issued 2,353,600 shares of common stock to employees in 2023 as performance and incentive awards (the “2023 Incentive Shares”), as compared to 20,000 in such awards in 2022. The 2023 Incentive Shares included 853,600 shares of common stock issued to 35 employees as payment in lieu of cash for 2022 performance bonuses (the “Bonus Incentive Shares”) and 1,500,000 shares of common stock as long-term incentive bonuses to five employees identified as key technical staff (the “Retention Incentive Shares”). The Bonus Incentive Shares are restricted with the following vesting schedule: one-half vested on December 31, 2023 and one-half vesting on December 31, 2024. As of December 31, 2023, the Company canceled 23,600 of the issued shares that were forfeited by employees no longer with the Company. The Retention Incentive Shares are restricted and will vest annually in equal amounts over a five-year period as follows: twenty percent (20%) will vest on each of December 31, 2023, December 31, 2024¸ December 31, 2025, December 31, 2026, and December 31, 2027, subject to the grantee continuing to perform services for the Company in the capacity in which the grant was received on each applicable vesting date. In conjunction with these offerings, the Company recognized $1.1 million of stock-based compensation expense during the year ended December 31, 2023, and expects future expense related to these offerings to total $2.1 million over the remaining vesting periods.

Stock-based compensation for services

The Company recognized $284 thousand and $2.4 million during the years ended December 31, 2023 and 2022, respectively, in stock-based compensation for services in lieu of cash payments to certain consultants, including expenses for both shares issued and stock option awards granted. The difference in stock-based compensation for services on the statement of stockholders’ equity as compared to the statement of cash flows for the years ended December 31, 2023 and 2022, was driven by approximately $2.3 million in shares awarded to a consultant who served as an advisor on the QPhoton Merger, comprised of 750,000 shares of common stock to Draper, Inc. and 750,000 shares of common stock to Carriage House Capital, Inc. The expense was recognized in 2022 at the time of the merger, though the shares were not awarded and issued until 2023. Also in 2023, the Company issued 75,000 shares of common stock to FMW Media Works as compensation for services rendered in support of marketing and communications.

In 2022, the Company issued 157,000 shares of common stock as compensation for services rendered in support of business development activities.

Note 13 – Related Party Transactions

There were no related party transactions during the years ended December 31, 2023 and 2022.

Note 14 – Operating Leases:

The Company has use of space in five different locations, Hoboken, NJ, Tempe, AZ, Leesburg, VA, Arlington, VA, and Minneapolis, MN, under lease or membership agreements, which expire at various dates through October 31, 2028. The Company’s leases do not provide an implicit rate, and the rates implicit in our leases are not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate when measuring operating lease assets and liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The Company’s leases all contain options to extend or renew the lease or membership term.

The table below reconciles the undiscounted future minimum lease payments under these operating leases to the total operating lease liabilities recognized on the consolidate balance sheet as of December 31, 2023 (in thousands):

Year	Lease Payments Due
2024	$383
2025	576
2026	592
2027	516
2028	191
Total minimum payments	2,258
Less: imputed Interest	(1,298)
Present value of operating lease liabilities	960
Less: current portion included in other current liabilities	(120)
Long-term operating lease liabilities	840

Other information related to operating lease liabilities consists of the following:

	Year Ended December 31,
	2023	2022

Cash paid for operating lease liabilities (in thousands)	$411	$125
Weighted average remaining lease term in years	3.7	4.7
Weighted average discount rate	10%	10%

Note 15 – License Agreement – Stevens Institute of Technology

Effective December 17th, 2020, QPhoton signed a License Agreement with the Stevens Institute. The License Agreement enables the Company to commercially use technology such as licensed patents, licensed patent applications and licensed “Know-How”. QPhoton is also able to issue sublicenses for the technology under the agreement. The agreement is effective until the later of: (i) the 30-year anniversary of the effective date, or (ii) the expiration of the licensed patent or licensed patent application that is last to expire. As part of the merger of the Company and QPhoton, the Stevens License Agreement was assigned to the Company.

During the term of the agreement and prior to any commercialization or sublicensing of the technology by the Company, the Company shall be required to submit annual reports to the Stevens Institute reporting on all research, development, and efforts toward commercialization and/or sublicensing made during the year. Once any commercialization and/or sublicensing has been initiated, the Company shall deliver quarterly reports to the Stevens Institute reporting on the revenue received by the Company, all sublicenses derived from the sale of licensed products, and the net sales price associated with each transaction. The Company will be responsible for reimbursing Stevens for any costs associated with the prosecution and maintenance of the licensed patents and licensed patent applications moving forward.

Consideration for the agreement

As consideration for the license and other rights granted under the agreement, QPhoton agreed to pay the following: (i) $35 thousand within 30 days of execution of the agreement, (ii) $28 thousand within 30 days of each annual anniversary of the effective date, (iii) equity in the Company equivalent to nine percent of the membership units of the Company within 30 days of the execution of the agreement, and (iv) royalties of 3.5% of the Net Sales Price of each licensed product sold or licensed by the Company during the quarter then-ended, for which it also received payment, concurrent with the delivery of the relevant quarterly report.

As of December 31, 2023, the Company has begun to commercialize some of the licensed technology, though the Company has not recorded any related revenue and hence has not incurred any royalty expenses payable to the Stevens Institute.

Note 16 – Subsequent Events

On January 31, 2024, BV Advisory and its chief executive officer, Keith Barksdale (the “BV Defendants”), alleged stockholders of and claimants against the Company, filed a motion for reconsideration of his original 2023 motion to dismiss. The motion and our opposition were argued before the Superior Court of New Jersey (the “NJ Court”) on February 15, 2024. On March 7, 2024, the NJ Court issued an order, granting the BV Defendant’s motion dismissing the Company’s case on procedural grounds because, according to the NJ Court, the Company can assert its claims. On April 1, 2024, the Company filed a motion in New Jersey Superior Court for reconsideration of the Court’s March 7, 2024 order dismissing the Company’s defamation and fraud complaint (the “QCi v BV Complaint in NJ Court”) against the BV Defendants on procedural grounds. On May 1, 2024, the NJ Court affirmed its initial order dismissing the case with prejudice and directed the Company to file its claims in Delaware. The Company, as plantiff on the QCi v BV Complaint in NJ Court, is currently evaluating whether it should file the claims in Delaware. On May 28, 2024, the Delaware Court of Chancery issued rulings dismissing the BV Advisory petition to appoint a receiver for the Company without prejudice and granting in part the Company’s motion to dismiss the BV Advisory lawsuit for breach of contract and related claims, dismissing eight of the ten counts in the complaint. The Parties are working with the Court to schedule briefing and resolution of the two remaining counts.

From January 1, 2024, through March 1, 2024, the Company repaid $2,094,378 of principal and accrued interest on the Streeterville Unsecured Note, for a cumulative redemption amount of $9,094,378. As of March 1, 2024, the Company had fully repaid the Streeterville Unsecured Note.

On March 19, 2024, the Company entered into a Redemption and Waiver Agreement (the “Redemption Agreement”) with the current holders (the “Series A Holders”) of its Series A Preferred Stock. Pursuant to the Redemption Agreement, the Company agreed to redeem all outstanding shares of the Series A Preferred Stock for an aggregate cash purchase price of $8,195,000, or $5.50 per share, at its sole discretion, in 18 monthly payments (each a “Monthly Redemption Threshold” payment), which may be accelerated at the Company’s sole discretion. In addition, the Series A Holders agreed to waive (the “Waivers”), on a month-by-month basis following each monthly payment, certain rights granted to them in (i) the Preferred Stock Certificate of Designation (the “Preferred Stock COD”), including for the accrual and payment of accrued and future dividends; and (ii) the Preferred Stock Securities Purchase Agreement (the “Preferred Stock SPA”). In the event the Company opts to not make a Monthly Redemption Threshold payment, the Waivers are forfeited and the terms revert to those detailed in the Preferred Stock COD and Preferred Stock SPA. As of September 9, 2024, the Company has redeemed 496,698 shares of Series A Preferred Stock for a cumulative redemption amount of $2.7 million in cash paid to the Series A Holders. As of September 9, 2024 there are 993,306 shares of Series A Preferred Stock issued and outstanding.

On August 6, 2024, the Company entered into a Securities Purchase Agreement with Streeterville, pursuant to which the Company issued and sold to Streeterville a Secured Convertible Promissory Note (the “Streeterville Secured Convertible Note”) in the original principal amount of $8.25 million (the “Principal Amount”). The Principal Amount includes an original issue discount of $750 thousand. In exchange for the Streeterville Secured Convertible Note, Streeterville paid $7.5 million in cash. The Streeterville Secured Convertible Note accrues interest at a rate of 10% per annum and has a maturity date of 18 months from the Effective Date, unless earlier prepaid, redeemed or accelerated in accordance with its terms prior to such date. The Company intends to use the net proceeds from the sale of the Streeterville Secured Convertible Note primarily for general working capital purposes, including for (i) operations as the Company increases its sales and marketing efforts; (ii) capital expenditures in outfitting its chip fabrication facility in Tempe, AZ; and (iii) for any other planned or unplanned expenditures that might arise in support of the Company’s business plan. Ascendiant Capital Markets, LLC served as the placement agent on the transaction and received a fee of $450 thousand.

There are no other events of a subsequent nature that in management’s opinion are reportable.

QUANTUM COMPUTING INC.

Condensed Consolidated Balance Sheets

(Unaudited, in thousands, except par value data)

	September 30,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$3,064	$2,059
Accounts receivable, net	63	65
Inventory	241	73
Loans receivable, net	306	279
Prepaid expenses and other current assets	238	180
Total current assets	3,912	2,656
Property and equipment, net	5,826	2,870
Operating lease right-of-use assets	1,622	1,051
Intangible assets, net	9,748	12,076
Goodwill	55,573	55,573
Other non-current assets	129	129
Total assets	$76,810	$74,355

Liabilities, Mezzanine, and Stockholders’ Equity
Current liabilities:
Accounts payable	$923	$1,462
Accrued expenses	539	639
Financial liabilities, net of issuance costs	-	1,925
Deferred revenue	48	-
Other current liabilities	921	786
Total current liabilities	2,431	4,812
Financial liabilities, net of issuance costs	6,514	-
Derivative liability	666	-
Operating lease liabilities	1,297	840
Total liabilities	10,908	5,652
Contingencies (see Note 10)
Mezzanine equity	5,463	-
Stockholders’ equity:
Preferred stock, $0.0001 par value, 1,550 shares Series A Preferred authorized; 993 thousand and 1,490 thousand shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively; 3,080 thousand shares of Series B Preferred Stock authorized; no shares issued and outstanding as of September 30, 2024 and December 31, 2023	-	-
Common stock, $0.0001 par value, 250,000 thousand shares authorized; 94,416 thousand and 77,451 thousand shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	9	8
Additional paid-in capital	209,675	200,635
Accumulated deficit	(149,245)	(131,940)
Total stockholders’ equity	60,439	68,703
Total liabilities and mezzanine and stockholders’ equity	$76,810	$74,355

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM COMPUTING INC.

Condensed Consolidated Statements of Operations

(Unaudited, in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
		(Restated)(1)		(Restated)(1)
Total revenue	$101	$50	$311	$283
Cost of revenue	92	24	233	131
Gross profit	9	26	78	152
Operating expenses
Research and development	2,244	2,328	6,560	6,977
Sales and marketing	363	584	1,243	1,397
General and administrative	2,840	3,725	9,298	11,442
Total operating expenses	5,447	6,637	17,101	19,816
Loss from operations	(5,438)	(6,611)	(17,023)	(19,664)
Non-operating income (expense)
Interest and other income	70	126	180	219
Interest expense, net	(307)	(369)	(462)	(1,334)
Change in value of warrant liabilities	-	13	-	384
Loss before income tax provision	(5,675)	(6,841)	(17,305)	(20,395)
Income tax provision	-	-	-	-
Net loss	(5,675)	(6,841)	(17,305)	(20,395)

Less: Series A convertible preferred stock dividends	-	(215)	-	(646)
Net loss attributable to common stockholders	$(5,675)	$(7,056)	$(17,305)	$(21,041)

Loss per share – basic and diluted	$(0.06)	$(0.10)	$(0.19)	$(0.33)
Weighted average shares used in computing net loss per common share – basic and dilutive	93,048	71,588	89,063	64,246

(1)	As described in Note 15 to these unaudited condensed consolidated financial statements, we have restated the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM COMPUTING INC.

Condensed Consolidated Statements of Mezzanine and Stockholders’ Equity

(Unaudited, in thousands)

	Three Months Ended September 30, 2024
	Mezzanine	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Equity	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances, July 1, 2024	$6,829	1,241	$-	94,416	$9	$209,086	$(143,570)	$65,525
Issuance of shares for cash	-	-	-	-	-	-	-	-
Repurchase of redeemable shares	(1,366)	(248)	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	587	-	587
Stock-based compensation for services	-	-	-	-	-	2	-	2
Net loss	-	-	-	-	-	-	(5,675)	(5,675)
Balances, September 30, 2024	$5,463	993	$-	94,416	$9	$209,675	$(149,245)	$60,439

	Nine Months Ended September 30, 2024
	Mezzanine	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Equity	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2024	$-	1,490	$-	77,451	$8	$200,635	$(131,940)	$68,703
Issuance of shares for cash	-	-	-	16,605	1	14,628	-	14,629
Reclassification of Series A preferred stock to mezzanine equity	8,195	-	-	-	-	(8,195)	-	(8,195)
Repurchase of redeemable shares	(2,732)	(497)	-	-	-	-	-	-
Stock-based compensation	-	-	-	218	-	2,473	-	2,473
Stock-based compensation for services	-	-	-	142	-	134	-	134
Net loss	-	-	-	-	-	-	(17,305)	(17,305)
Balances, September 30, 2024	$5,463	993	$-	94,416	$9	$209,675	$(149,245)	$60,439

QUANTUM COMPUTING INC.

Condensed Consolidated Statements of Mezzanine and Stockholders’ Equity

(Unaudited, in thousands)

	Three Months Ended September 30, 2023
	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances, July 1, 2023 (Restated) (1)	1,490	$-	67,215	$7	$187,751	$(118,042)	$69,716
Issuance of shares for cash	-	-	6,380	1	8,536	-	8,537
Conversion of preferred stock	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	(215)	(215)
Stock-based compensation	-	-	1,500	-	984	-	984
Stock-based compensation for services	-	-	-	-	(22)	-	(22)
Net loss	-	-	-	-	-	(6,841)	(6,841)
Balances, September 30, 2023 (Restated) (1)	1,490	$-	75,095	$8	$197,249	$(125,098)	$72,159

	Nine Months Ended September 30, 2023
	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2023 (Restated) (1)	1,500	$-	55,963	$6	$169,175	$(104,057)	$65,124
Issuance of shares for cash	-	-	15,291	2	22,762	-	22,764
Conversion of preferred stock	(10)	-	11	-	1	-	1
Preferred stock dividends	-	-	-	-	-	(646)	(646)
Stock-based compensation	-	-	2,330	-	2,904	-	2,904
Stock-based compensation for services	-	-	1,500	-	2,407	-	2,407
Net loss	-	-	-	-	-	(20,395)	(20,395)
Balances, September 30, 2023 (Restated) (1)	1,490	$-	75,095	$8	$197,249	$(125,098)	$72,159

(1)	As described in Note 15 to these unaudited condensed consolidated financial statements, we have restated the condensed consolidated statements of stockholders’ equity for the three and nine months ended September 30, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM COMPUTING INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Nine Months Ended
	September 30,
	2024	2023
		(Restated)(1)
Cash flows from operating activities:
Net loss	$(17,305)	$(20,395)
Adjustments to reconcile net loss to net cash used in operations
Depreciation and intangibles amortization	2,542	2,509
Amortization of issuance costs	323	730
Change in fair value of warrant liability	-	(384)
Other recognized losses (gains)	31	-
Stock-based compensation expense	2,680	3,110
Stock-based compensation expense for services	21	282
Changes in operating assets and liabilities
Accounts receivable	2	11
Inventories	(168)	-
Prepaid expenses and other current assets	(115)	(110)
Other non-current assets	(571)	89
Accounts payable	(539)	259
Deferred revenue	48	12
Accrued expenses and other current liabilities	155	939
Other long-term liabilities	457	(400)
Net cash used in operating activities	(12,439)	(13,348)

Cash flows from investing activities:
Purchase of property and equipment	(3,170)	(2,165)
Loans receivable	-	(500)
Net cash used in investing activities	(3,170)	(2,665)

Cash flows from financing activities:
Proceeds raised from financial liabilities, net of issuance costs	6,995	-
Payments of financial liabilities, net of interest	(2,063)	(4,030)
Series A Preferred stock dividend payments	(215)	(650)
Repurchase of Series A preferred stock	(2,732)	-
Proceeds from stock issuance related to ATM facility	14,629	22,764
Net cash provided by financing activities	16,614	18,084

Net increase in cash	1,005	2,071
Cash and cash equivalents, beginning of period	2,059	5,308
Cash and cash equivalents, end of period	$3,064	$7,379

Supplemental disclosures of cash flow information:
Cash paid for interest	$31	$720
Non-cash investing and financing activities:
Reclassification of Series A preferred stock to mezzanine equity	$8,195	$-
Valuation of derivative associated with convertible financial liability	$666	$-

(1)	As described in Note 15 to these unaudited condensed consolidated financial statements, we have restated the unaudited condensed consolidated statement of cash flows for the nine months ended September 30, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM COMPUTING INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

September 30, 2024

Note 1. Nature of the Organization and Business

Corporate History

Quantum Computing Inc. (“QCi” or the “Company”) was formed in the State of Nevada on July 25, 2001, under its original name, Ticketcart, Inc., which was changed to Innovative Beverage Group Holdings, Inc. in 2009. The Company redomiciled to Delaware on February 22, 2018 and changed its name to Quantum Computing Inc. Effective July 20, 2018, the trading symbol for the Company’s common stock, par value $0.0001, on the OTC Market changed from “IBGH” to “QUBT”. On July 15, 2021 the Company uplisted to The Nasdaq Stock Market LLC. On June 16, 2022, the Company merged with QPhoton, Inc. (“QPhoton”), a developer of quantum photonic systems and related technologies and applications.

Nature of Business

QCi is an American company utilizing integrated photonics and non-linear quantum optics to deliver quantum and ancillary products for high-performance computing applications based on patented and proprietary photonics technology. QCi’s products are designed to operate at room temperature and at very low power levels beyond the capabilities of other systems in the market. Our core photonics technology enables the execution of a go-to-market strategy which emphasizes accessibility and affordability. Our quantum machines enable subject matter experts (SMEs) and end users to deliver critical business solutions today in working with highly complex optimization problems.

The Company initially focused on providing software tools and applications for several commercially available quantum computers. However, following the June 2022 merger with QPhoton and its associated intellectual property and engineering team, the Company now offers integrated high-performance quantum systems, ancillary products and services.

The core of our quantum offerings today is our Entropy Quantum Computing (“EQC”) technology. We have built room-temperature, photonic quantum information processing systems underpinned by a series of patented and patent pending technologies. Our technology, supported by professional services through our “Quantum Solutions” offering, enables our clients to solve complex optimization problems. In addition, our engineering teams are using our leading-edge photonics technology to continue to enhance and further develop quantum LIDAR sensing and imaging systems, quantum-secured network solutions, and photonic chips.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, the realization of assets, and the satisfaction of liabilities in the normal course of business. Cash and cash equivalents on hand were $3.1 million as of September 30, 2024. The Company has historically incurred losses and negative cash flows from operations. As of September 30, 2024, the Company also had an accumulated deficit of $149.2 million and working capital of $1.5 million. Furthermore, we have not achieved a level of sales adequate to support the Company’s cost structure and may need to raise additional funds in the next 12 months by selling additional equity or incurring debt. It is management’s opinion that these conditions raise substantial doubt about our ability to continue as a going concern.

Note 2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation:

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (the “FASB”), including Accounting Standards Codification (“ASC”) 810, Consolidation. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year end is December 31.

Reclassifications

Certain reclassifications have been made to the fiscal year 2023 audited consolidated financial statements to conform to the presentation in the three and nine months ended September 30, 2024. The reclassifications had no impact on consolidated net loss, total consolidated assets, total consolidated liabilities, or consolidated stockholders’ equity.

Risk and Uncertainties

The Company is subject to certain risks and uncertainties and believes changes in any of the following areas could have a material adverse effect on the Company’s future consolidated financial position or consolidated results of operations or cash flows: new product development, including market receptivity; litigation or claims against the Company based on intellectual property, patent, product regulation or other factors; competition from other products; general economic conditions; the ability to attract and retain qualified employees; and, ultimately, to sustain profitable operations.

Use of Estimates

These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates required to be made by management include the valuation of goodwill and intangible assets, deferred tax assets, equity-based transactions and liquidity assessment. Actual results may differ from these estimates.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company maintains its cash in mutual funds and deposit and money market accounts with high quality financial institutions which, at times, may exceed federally insured limits. As of September 30, 2024 and December 31, 2023, the Company had $2.3 million and $2.1 million, respectively, in cash equivalents invested in mutual funds. The Company has not experienced any losses on these deposits and believes it is not exposed to significant credit risk on cash.

Revenue

The Company recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers, by analyzing contracts with its customers using a five-step approach:

1.	Identify the contract

2.	Identify the performance obligations

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations

5.	Recognize revenue when performance obligations are satisfied

The revenue the Company has recognized in the nine months ended September 30, 2024 and 2023 were primarily derived from contracts to perform professional services. Revenue from time and materials-based contracts is recognized as the direct hours worked during the period times the contractual hourly rate, plus direct materials and other direct costs as appropriate, plus negotiated materials handling burdens, if any. Revenue from units-based contracts is recognized as the number of units delivered or performed during the period times the contractual unit price. Revenue from fixed price contracts is recognized as work is performed with estimated profits recorded on a percentage of completion basis. The Company has no cost-plus type contracts at this time.

The Company includes depreciation and amortization expenses in manufacturing overhead, which is a component of cost of revenue. However, at the present time manufacturing overhead, including depreciation and amortization expense related to production equipment, is not material and the primary components of cost of revenue are direct labor and direct materials, with a small amount of shipping expenses.

Accounts Receivable

Accounts receivable consists of amounts due from customers for work performed on contracts. The Company records accounts receivable at their net realizable value. Periodically the Company evaluates its accounts receivable to establish a provision for credit losses, when deemed necessary, based on the history of past write-offs, collections and current credit conditions. The customer accounts receivable as of September 30, 2024 are considered not fully collectible and thus the Company has recorded a provision for credit losses of $3.5 thousand; the customer accounts receivable as of December 31, 2023 are considered fully collectible.

Provision for Credit Losses

The Company estimates losses on loans and other financial instruments in accordance with Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduces the current expected credit losses (“CECL”) methodology for estimating allowances for credit losses. The CECL framework requires the Company to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supporting forecasts. Under CECL, the allowance for credit losses is measured as the difference between the financial asset’s cost basis and the net amount expected to be collected on the financial asset. CECL allows us to use information about past events including historical loan loss experience, current conditions, and reasonable and supportable forecasts to assess the collectability of the financial assets. The receivables for financial assets as of September 30, 2024 and December 31, 2023 are not considered fully collectible and thus management has recorded a provision for credit losses. See Note 9, Loan Receivable, for additional information.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on a standard cost basis which approximates actual cost on a first in-first out method. Lower of cost or net realizable value is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of revenue. Once the cost of the inventory is reduced, a new lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Operating Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets are included in right-of-use assets, net on the consolidated balance sheets. The current and long-term components of operating lease liabilities are included in the current operating lease liabilities and noncurrent operating lease liabilities, respectively, on the consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, and the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Certain leases may include options to extend or terminate the lease. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. All of our operating leases are comprised of office space leases, and as of September 30, 2024 and December 31, 2023, we had no finance leases.

Business Combinations and Valuation of Goodwill

We account for business combinations under the acquisition method of accounting. This method requires the recording of acquired assets and assumed liabilities at their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Results of operations related to business combinations are included prospectively beginning with the date of acquisition and transaction costs related to business combinations are recorded withing general and administrative expenses.

The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company performs an annual impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax-deductible goodwill carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The Company has determined that it has a single reporting unit for purposes of performing its goodwill impairment test. As the Company uses the market approach to assess impairment, its common stock price is an important component of the fair value calculation. If the Company’s stock price continues to experience significant price and volume fluctuations, this will impact the fair value of the reporting unit and can lead to potential impairment in future periods. The Company performs its annual impairment test during the fourth quarter of each fiscal year. As of September 30, 2024, we had not identified any factors that indicated there was an impairment of our goodwill and determined that no additional impairment analysis was then required.

Property and Equipment

Property and equipment are stated at cost or contributed value. Depreciation of furniture, software and equipment is calculated using the straight-line method over their estimated useful lives, and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Maintenance and repairs are charged against expense as incurred.

Impairment of Long-Lived Assets

The Company has long-lived assets such as tangible property and equipment, identified intangible assets consisting of acquired patents and core technology. When events or changes in circumstances occur that could indicate the carrying value of long-lived assets may not be recoverable, the Company assesses recoverability by determining whether the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If the undiscounted cash flow is less, an impairment charge is recognized for the excess of the carrying amounts of these assets over the fair values. Fair values are determined by discounted future cash flows, appraisals or other methods.

During the three and nine months ended September 30, 2024 and 2023, the Company did not record any impairment from long-lived assets.

Fair Value of Financial Instruments

The carrying amount of certain financial instruments held by the Company, such as cash equivalents, accounts receivable, contract assets and liabilities, accounts payable, and accrued and other current liabilities, approximate fair value due to their short maturities. The carrying amount of the liabilities for the convertible preferred stock warrants represent their fair value. The carrying amounts of the Company’s borrowings and lease liabilities approximate fair value due to the market interest rates that these obligations bear and interest rates currently available to the Company.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3	Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As of September 30, 2024 and December 31, 2023, the Company had $2.3 million of the $3.1 million cash and cash equivalents and $793 thousand of the $2.1 million cash and cash equivalents, respectively, in Level 1 assets, comprised of U.S. Government mutual funds, and $666 thousand and no carrying value, respectively, for Level 3 liabilities, which are comprised of derivative and warrant liabilities. See Note 11, Capital Stock – Warrants, for a full discussion of the warrant liability.

Research and Development Costs

Research and development costs include costs directly attributable to the conduct of research and development programs, including the cost of services provided by outside contractors, acquiring work-in-progress intellectual property, development, and mandatory compliance fees and contractual obligations. All costs associated with research and development are expensed as incurred.

Software Development Costs

Software development costs incurred subsequent to the establishment of technological feasibility for software intended to be sold, licensed or otherwise marketed to customers will be capitalized, but development costs not meeting the criteria for capitalization are expensed as incurred. With respect to internal use software, the Company will capitalize such development costs incurred during the application development stage, but development costs incurred prior to that stage will be expensed as incurred. No amortization expense will be recorded until the software is ready for its intended use. To date the Company has not incurred any material capitalizable software development costs.

Stock-based Compensation

Stock-based compensation expense for expected-to-vest awards is valued under the single-option approach and amortized on a straight-line basis, accounting for actual pre-vesting forfeitures as they occur. We utilize the Black-Scholes pricing model in order to determine the fair value of stock-based option awards. The Black-Scholes pricing model requires various highly subjective assumptions including volatility, expected option life, and risk-free interest rate. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, management concludes that it is more-likely-than-not that the deferred tax assets will not be realized. Realization of deferred tax assets is also dependent upon future earnings, if any, the timing and amount of which are uncertain.

The Company records a liability for the uncertain tax positions taken or expected to be taken on the Company’s tax return when it is more-likely-than-not that the tax position might be challenged despite the Company’s belief that the tax return positions are fully supportable, and additional taxes will be due as a result. To the extent that the assessment of such tax positions changes, for example, based on the outcome of a tax audit, the change in estimate is recorded in the period in which the determination is made. The provision for income taxes includes the impact of provisions for uncertain tax positions.

Loss Per Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the common share equivalents had been issued (computed using the “If-Converted” method), unless the effect of such issuances would have been anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption. The Company has evaluated the recently implemented accounting standards and concluded that none currently apply to the Company.

Note 3. Net Loss per Common Share

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Numerator:
Net loss	$(5,675)	$(6,841)	$(17,305)	$(20,395)
Less: Series A convertible preferred stock dividends	-	(215)	-	(646)
Net loss attributable to common stockholders – basic and diluted	$(5,675)	$(7,056)	$(17,305)	$(21,041)
Denominator:
Weighted average shares used in computing net loss per common share – basic and diluted	93,048	71,588	89,063	64,246
Net loss per common share – basic and diluted	$(0.06)	$(0.10)	$(0.19)	$(0.33)

Net loss per share is based on the weighted average number of the Company’s common shares and common share equivalents outstanding during the period.

In periods with a reported net loss, the effect of anti-dilutive stock options, unvested restricted common stock and warrants are excluded and diluted loss per share is equal to basic loss per share. Due to a net loss in the three and nine months ended September 30, 2024 and 2023, there were therefore no dilutive securities and hence basic and diluted loss per share were the same. The following is a summary of the weighted average common stock equivalents for the securities outstanding during the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Warrants	2,212	5,973	2,538	6,092
Options	12,407	13,069	12,882	11,410
Unvested restricted common stock	2,997	1,783	2,997	771
Total potentially dilutive shares	17,616	20,825	18,417	18,273

As all potentially dilutive securities are anti-dilutive as of September 30, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each period.

Note 4. Income Taxes

Income tax expense attributable to pretax loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax loss from continuing operations as a result of both temporary and permanent differences in the U.S. GAAP vs tax treatment of certain types of expenses, including stock-based compensation, depreciation and amortization, research and development and meals and entertainment. Additionally, the Company's policy is to account for interest and penalties as income tax expense. As of September 30, 2024 and December 31, 2023, the Company had no interest related to unrecognized tax benefits, and no amounts for penalties related to unrecognized tax benefits were recognized in the provision for income taxes. We do not anticipate any significant change within 12 months of this reporting date.

As of September 30, 2024, in addition to the $15.6 million in tax-effected NOL carryforwards, at an assumed tax rate of 26%, the significant components of the Company’s net deferred tax assets included stock-based compensation of $11.7 million, capitalized research and development expenditures of approximately $2.5 million and an intangible asset basis difference of approximately $1.1 million. The Company believes that it is more likely than not that the benefit from the net deferred tax assets will not be realized. Accordingly, it has provided a full valuation allowance on any potential deferred tax assets. The valuation allowance increased by approximately $4.0 million for the period ended September 30, 2024, as compared to the year ended December 31, 2023. The provision for income taxes is not material in the years presented due to there being no taxable income.

The Company has federal R&D credit carryforwards of approximately $623 thousand for the period ended September 30, 2024, which will be applied against payroll taxes, not against income taxes. The Company has no state R&D credit carryforwards.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, with varying statutes of limitations. The tax years from inception through 2024 remain open to examination due to the carryover of unused net operating losses that are being carried forward for tax purposes.

Note 5. Intangible Assets and Goodwill

As a result of the merger with QPhoton in June 2022 (the “QPhoton Merger”), the Company has the following amounts related to intangible assets (in thousands):

	September 30, 2024			December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete agreement with founder	$3,251	$(2,528)	$723	$3,251	$(1,715)	$1,536
Website domain name and trademark	1,009	(471)	538	1,009	(320)	689
Technology and licensed patents	12,731	(4,244)	8,487	12,731	(2,880)	9,851
Total	$16,991	$(7,243)	$9,748	$16,991	$(4,915)	$12,076

The amortization expense of the Company’s intangible assets for the three and nine months ended September 30, 2024 and 2023 was approximately $780 thousand and $2.3 million, respectively. The Company expects future amortization expense to be the following (in thousands):

Amortization
2024 (remaining three months)	$776
2025	2,472
2026	2,021
2027	1,903
2028	1,819
Thereafter	757
Total	$9,748

The Company recorded goodwill resulting from the QPhoton Merger, calculated as the difference between the total purchase price and the value of tangible and intangible assets acquired less the liabilities assumed. The Company recorded goodwill of $55.6 million resulting from the QPhoton Merger.

The Company considered the intangible assets and goodwill for indicators of impairment as of September 30, 2024 and concluded there were no indicators of impairment at that time.

Note 6. Property and Equipment

The Company’s property and equipment are primarily located at the Company’s leased facilities in Hoboken, NJ and Tempe, AZ and consist of (in thousands):

	September 30, 2024	December 31, 2023
Computer and lab equipment	$5,899	$2,999
Network equipment	29	29
Furniture and fixtures	32	32
Software	77	49
Leasehold improvements	275	33
Total cost of property and equipment	6,312	3,142
Accumulated depreciation	(486)	(272)
Property and equipment, net	$5,826	$2,870

The Company recorded depreciation expense of $75 thousand and $76 thousand during the three months ended September 30, 2024 and 2023, respectively, and $214 thousand and $203 thousand during the nine months ended September 30, 2024 and 2023, respectively, using useful lives of the Company’s long-lived assets as follows:

Estimated Useful Life (Years)
Computer and laboratory equipment	5
Network equipment	4
Furniture and fixtures	7
Software	3
Leasehold improvements	Lessor of lease term or 5

Maintenance and repairs are charged to operations when incurred. When property and equipment are sold or otherwise disposed, the asset account and related accumulated depreciation and amortization accounts are relieved, and any gain or loss is included in other income or expense.

Note 7. Operating Leases

As of September 30, 2024, the Company has use of space in three different locations, Hoboken, NJ, Tempe, AZ, and Arlington, VA, under lease or membership agreements, which expire at various dates through November 30, 2028. The Company’s leases do not provide an implicit rate, and the rates implicit in our leases are not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate when measuring operating lease assets and liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The Company’s leases all contain options to extend or renew the lease or membership term.

The table below reconciles the undiscounted future minimum lease payments under these operating leases to the total operating lease liabilities recognized on the consolidated balance sheet as of September 30, 2024 (in thousands):

Year	Lease Payments Due
2024 (remaining three months)	$88
2025	437
2026	591
2027	515
2028	212
Total minimum payments	1,843
Less: imputed interest	(161)
Present value of operating lease liabilities	1,682
Less: current portion included in other current liabilities	(385)
Long-term operating lease liabilities	$1,297

Other information related to operating lease liabilities consists of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash paid for operating lease liabilities (in thousands)	$117	$92	$274	$214
Weighted average remaining lease term in years	3.5	3.9	3.5	3.9
Weighted average discount rate	10%	10%	10%	10%

Note 8. Financial Liabilities

The Company has the following amounts related to financial and derivative liabilities at the dates indicated (in thousands):

	September 30, 2024	December 31, 2023
Remaining loan balances	$8,250	$2,063
Remaining unamortized debt issuance costs	(1,736)	(138)
Financial liabilities, net of issuance costs	$6,514	$1,925

Derivative liability	$666	$-

Additionally, the Company has accrued interest payable of $122 thousand and $14 thousand as of September 30, 2024 and December 31, 2023, respectively, which was included in accrued expenses.

Secured Promissory Note

On August 6, 2024, the Company entered into a Securities Purchase Agreement (the “Secured SPA”) with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued and sold to Streeterville a Secured Convertible Promissory Note (the “Streeterville Convertible Note”) in the original principal amount of $8.25 million. The principal amount includes an original issue discount of $750 thousand. Streeterville paid $7.5 million in cash for the Streeterville Convertible Note. The Streeterville Convertible Note accrues interest at a rate of 10% per annum and has a maturity date of February 6, 2026, unless earlier prepaid, redeemed or accelerated in accordance with its terms prior to such date. The Company intends to use the net proceeds from the sale of the Streeterville Convertible Note primarily for general working capital purposes, including for (i) operations as the Company increases its sales and marketing efforts; (ii) capital expenditures in outfitting its chip fabrication facility in Tempe, AZ; and (iii) for any other planned or unplanned expenditures that might arise in support of the Company’s business plan. Ascendiant Capital Markets, LLC served as the placement agent on the transaction and received a fee of $450 thousand, and the Company recognized $55 thousand in other issuance costs, primarily for legal services.

The Streeterville Convertible Note is secured by all of the Company’s tangible and intangible assets, including intellectual property, pursuant to that certain Security Agreement (the “Security Agreement”) and IP Security Agreement (the “IP Security Agreement”), each entered into with Streeterville on August 6, 2024. In addition, the Company’s wholly-owned subsidiaries, QPhoton, LLC, a Delaware limited liability company, Qubittech International, Inc., a Delaware corporation, Qubittech, Inc., a Delaware corporation, and QI Solutions, Inc., a Delaware corporation (collectively, the “Guarantors”), provided a guarantee (the “Guaranty”), dated as of August 6, 2024, of the Company’s obligations to Streeterville under the Streeterville Convertible Note and the other transaction documents.

Beginning on February 6, 2025, Streeterville has the right to redeem up to $750,000 of the Streeterville Convertible Note per calendar month. The Company may pay such redemption amounts in cash, by converting such applicable redemption amount into shares of common stock at the applicable Conversion Price (as defined below) at such time, or in any combination of cash and shares of common stock, provided that the Company is required to pay any redemption amounts in cash under certain circumstances set forth in the Streeterville Convertible Note and that the payment of any redemption amount or portion thereof in cash is subject to an 10% premium.

Beginning on the earlier of: (a) February 6, 2025, and (b) the effectiveness of a registration statement registering the Conversion Shares (as defined below), Streeterville may convert all or any portion of the outstanding balance of the Streeterville Convertible Note into shares (“Conversion Shares”) of the Company’s common stock on any trading day (and the following trading day) on which any intraday trading bid price of the Company’s common stock is 8% greater than the closing trade price on the previous trading day or at any time following an event of default, at a conversion price equal to 92% of the average of the two lowest daily volume weighted average prices of the Company’s common stock during the eight trading day period prior to the respective conversion date (the “Conversion Price”), subject to anti-dilution adjustments and provided that Streeterville may not request any conversion of the Streeterville Convertible Note to the extent that such conversion would cause Streeterville (together with its affiliates) to beneficially own shares of Common Stock exceeding 4.99% (or 9.99% if the Market Capitalization, as defined below, is less than $10 million) of the number of shares of Common Stock outstanding on such date. For the ownership limitation, “Market Capitalization” means a number equal to (a) the average volume weighted average price of the Company’s common stock for the immediately preceding 15 trading days, multiplied by (b) the aggregate number of outstanding shares of common stock as reported on Company’s most recently filed Form 10-Q or Form 10-K or as reported to Nasdaq in a subsequent shares outstanding change form. Absent an uncured event of default, as set forth in the Streeterville Convertible Note, Streeterville agreed to limit its aggregate sales of Conversion Shares on the open market in any given calendar week to 10% of the weekly trading volume of the Company’s common stock on our principal trading market (Nasdaq) for such week. Upon evaluation, the Company determined that the conversion features inherent in the Streeterville Convertible Note meet the definition of a derivative liability (the “Streeterville Derivative Liability”) covered under the ASC topic 815, Derivatives and Hedging. Applying ASC 820, Fair Value Measurement, the initial fair value of the Streeterville Derivative Liability is $666 thousand, which will be mark-to-market adjusted on a quarterly basis and accreted as interest expense using the effective interest rate method while the Streeterville Convertible Note is outstanding.

In addition to the beneficial ownership limitations provided in the Streeterville Convertible Note, the sum of the number of shares of the Company’s common stock that the Company may issue to Streeterville under the Secured SPA, the Streeterville Convertible Note and any related documents without stockholder approval may not exceed the number of shares it could so issue pursuant to Nasdaq Listing Rule 5635(d) (the “Share Cap”), unless shareholder approval (the “Approval”) to exceed such limitation is obtained by the Company. The Company is required, under the Secured SPA to obtain the Approval by February 2, 2025. If the Company does not obtain the Approval by such date, it must continue seeking the Approval every 90 days until the Approval is obtained. If the total cumulative number of Conversion Shares that the Company issues to Streeterville equals the Share Cap and the Company has not obtained the Approval, any remaining outstanding balance of the Streeterville Convertible Note must be repaid in cash.

The Streeterville Convertible Note provides for customary events of default (each as defined in the Streeterville Convertible Note, an “Event of Default”), including, among other things, the event of nonpayment of principal, interest, fees or other amounts, a representation or warranty proving to have been incorrect when made, failure to perform or observe covenants within a specified cure period, a cross-default to certain other indebtedness and material agreements of the Company, and the occurrence of a bankruptcy, insolvency or similar event affecting the Company. Upon the occurrence of an Event of Default that is deemed a “Major Trigger Event” as defined in the Streeterville Convertible Note, Streeterville may increase the outstanding balance of the Streeterville Convertible Note by 10%, and upon the occurrence of an Event of Default that is deemed a “Minor Trigger Event” as defined in the Streeterville Convertible Note, Streeterville may increase the outstanding balance of the Streeterville Convertible Note by 5%. Streeterville can exercise its right to increase the outstanding balance upon a Major or Minor Trigger Event three times each. Upon the occurrence of an Event of Default, Streeterville may declare all amounts owed under the Streeterville Convertible Note immediately due and payable. In addition, upon the occurrence of an Event of Default, upon the election of Streeterville, interest shall begin accruing on the outstanding balance of the Streeterville Convertible Note from the date of the Event of Default equal to the lesser of 15% per annum and the maximum rate allowable under law.

Unsecured Promissory Note

On September 23, 2022, the Company entered into a Note Purchase Agreement (the “Streeterville Unsecured NPA”) with Streeterville, pursuant to which Streeterville purchased an unsecured promissory note (the “Streeterville Unsecured Note”) in the initial principal amount of $8.25 million. The Note bore interest at 10% per annum, had a maturity date of 18 months from the date of its issuance and carried an original issue discount of $750 thousand, which is included in the principal balance of the Streeterville Unsecured Note.

Beginning on March 23, 2023, Streeterville had the right to redeem up to $750 thousand of the outstanding balance of the Streeterville Unsecured Note per month (“Redemption Amount”) by providing written notice to the Company (“Redemption Notice”). The Company paid the applicable Redemption Amount in cash to Streeterville within three trading days of the Company’s receipt of any such Redemption Notice. As of September 30, 2024, Streeterville has redeemed the full principal amount of the Streeterville Unsecured Note. There was an outstanding balance of $1.9 million as of December 31, 2023. As of September 30, 2024, there was no outstanding balance and the Company has no further obligations with respect to the Streeterville Unsecured NPA or Streeterville Unsecured Note.

For a full discussion of the terms and conditions of the Streeterville Unsecured Note, see the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2023.

Note 9. Loan Receivable

On May 16, 2023, the Company entered into a Summary of Proposed Terms (the “Letter of Intent”) with millionways, Inc. (“millionways”) to provide bridge loans to millionways and enter into due diligence to acquire up to 100% of the AI firm. On June 6, 2023, the Company entered into a Note Purchase Agreement (the “MW Agreement”) with millionways, pursuant to which the Company agreed to purchase from millionways up to three unsecured promissory notes (each, a “MW Note”), in an aggregate principal amount of up to $2.0 million, subject to the terms and conditions of the MW Agreement. Also on June 6, 2023, pursuant to the terms of the MW Agreement, the Company purchased the MW Notes from millionways and loaned an aggregate principal amount of $500 thousand to millionways.

The MW Agreement contains customary representations and warranties by millionways and the Company, as well as a “most favored nations” provision for the benefit of the Company. The MW Notes issued under the MW Agreement, including the MW Notes issued on June 6, 2023, provide that the indebtedness evidenced by the applicable MW Note bears simple interest at the rate of 10% per annum (or 15% per annum during the occurrence of an event of default, as defined in the MW Notes), and becomes due and payable in full on the earlier of (i) May 16, 2024, (ii) a change of control (as defined in the MW Notes) of millionways, (iii) dollar-for-dollar prepayment for additional capital received through any vehicle from a third party or (iv) an event of default.

The Company reserved approximately $306 thousand of the outstanding $613 thousand receivable as uncollectible based on credit risk in the unaudited condensed consolidated financial statements as of September 30, 2024, and $279 thousand of the outstanding $558 thousand receivable as of December 31, 2023.

Note 10. Contingencies

Indemnification Arrangements

We enter into standard indemnification arrangements in our ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified parties (generally our business partners or customers) in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to our products. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is not determinable. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal.

We have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature. These agreements also require us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to make good faith determination whether or not it is practicable for us to obtain directors and officers insurance. We currently have directors and officers liability insurance.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of business. In general, management believes that ordinary course of business matters will not have a material adverse effect on our consolidated financial position or results of operations and are adequately covered by our liability insurance. However, it is possible that condensed consolidated cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one of more of these contingencies or because of the diversion of management’s attention and the incurrence of significant expenses.

See Part II, Item 1, Legal Proceedings, in this Form 10-Q for additional details on the status of motions on the following proceedings.

BV Advisory v. QCi Breach Lawsuit

At the time of the QPhoton Merger in June 2022, QPhoton had an outstanding balance of principal and interest due to BV Advisory Partners, LLC (“BV Advisory”) based on a Note Purchase Agreement that QPhoton had entered into with BV Advisory on March 1, 2021. Accordingly, the Company has recorded an estimated payable (the “BV Advisory Payable”), recognized as other current liabilities on the unaudited condensed consolidated financial statements, based on best available information in the amount of $536 thousand as of September 30, 2024 and December 31, 2023.

On August 16, 2022, BV Advisory filed a complaint in the Court of Chancery of the State of Delaware (the “DE Chancery Court”) naming the Company and certain of its directors and officers (among others) as defendants seeking, among other relief, monetary damages. The Company believes that BV Advisory’s claims have no merit and intends to defend itself vigorously. BV Advisory’s claims are not covered by the Company’s liability insurance, nor does the Company believe it is necessary to accrue an amount in addition to the BV Advisory Payable at this time.

BV Advisory v. QCi Appraisal Action

BV Advisory was purportedly a shareholder of QPhoton, Inc., the predecessor in interest to QPhoton, LLC, a wholly owned subsidiary of the Company (both referred to as “QPhoton” in this Legal Proceedings discussion). BV Advisory rejected the Merger Consideration (as defined below) and on October 13, 2022, commenced litigation by filing a petition in the DE Chancery Court seeking appraisal rights on the shares of QPhoton it allegedly owned (which shares represented 10% of the shares of QPhoton outstanding immediately prior to the Company’s acquisition of QPhoton). The Company included BV Advisory’s purported ownership of QPhoton in the purchase price accounting for the QPhoton Merger.

The Company’s total purchase price of QPhoton was approximately $71.0 million, or $69.9 million net of cash acquired, consisting of Company common stock, Series B Preferred Stock and QPhoton Warrants (as defined below). While the total shares of the Company’s common stock on an as-converted basis offered in the QPhoton Merger was 36,600,823 (the “Merger Consideration”), the fair market valuation contemplated 31,299,417 of the shares, which assumed full conversion of the 2,377,028 shares of Series B Preferred Stock to common stock at the 10:1 ratio, and that only 1,726,931 of the warrants to purchase up to 7,028,337 shares of the Company’s common stock (the “QPhoton Warrants”) would eventually be exercised (specifically only the QPhoton Warrants for which the associated Company options and/or warrants had an exercise price at or below $2.27 at the time of the QPhoton Merger).

Accordingly, as of September 30, 2024 and 2023, the Company has neither issued 2,957,251 shares of the Company’s common stock on an as converted basis (the “Unissued QPhoton Shares”) nor 702,834 warrants to purchase shares of the Company’s common stock (the “Unissued QPhoton Warrants”) that were included in the Merger Consideration. The Unissued QPhoton Shares are included in the statement of stockholder’s equity as additional paid in capital as of as of September 30, 2024 and 2023, and the Unissued QPhoton Warrants have no carrying value as a liability on the Company’s condensed consolidated balance sheet as of September 30, 2024.

Note 11. Capital Stock

Authorized Classes of Stock

As of September 30, 2024, the Company’s Board of Directors has authorized two classes of preferred stock. The Board has authorized 1,550,000 shares of preferred stock as Series A preferred stock, par value $0.0001 per share, of which 993,306 and 1,490,004 shares, respectively, are issued and outstanding at September 30, 2024 and December 31, 2023. The Board has also authorized 3,079,864 shares of preferred stock as Series B preferred stock, par value $0.0001 per share, none of which are issued and outstanding as of September 30, 2024 and December 31, 2023.

Series A Convertible Preferred Offering

From November 10, 2021 through November 17, 2021, the Company conducted a private placement offering (the “Private Placement”) pursuant to securities purchase agreements with 7 accredited investors (the “Series A Investors”), whereby the Series A Investors purchased from the Company an aggregate of 1,545,459 shares of the Company’s newly created Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) and warrants to purchase 1,545,459 shares of the Company’s common stock (the “Preferred Warrants”) for an aggregate purchase price of $8.5 million. The Private Placement was completed and closed to further investment on November 17, 2021.

The Series A Preferred Stock ranks senior to common stock with respect to the payment of dividends and liquidation rights. Each holder of Series A Preferred Stock is entitled to receive, with respect to each share of Series A Preferred Stock then outstanding and held by such holder, dividends at the rate of ten percent (10%) per annum (the “Preferred Dividends.”) The Company is obligated to pay the Preferred Dividends quarterly, in arrears, within fifteen (15) days of the end of each quarter. The Company has the option to pay the Preferred Dividends in cash or in common stock, at a price per share of common stock equal to the average of the closing sale price of the common stock for the five (5) trading days preceding the applicable dividend payment date. The Preferred Dividends are accrued monthly, but not compounded, and are recorded as interest expense, because the Preferred Dividends are mandatory and not declared at the discretion of the Board of Directors.

The number of shares of the Company’s common stock issuable upon conversion of any share of Series A Preferred Stock shall be determined by dividing (x) the Conversion Amount of such share of Series A Preferred Stock by (y) the Conversion Price. “Conversion Amount” means, with respect to each share of Series A Preferred Stock, as of the applicable date of determination, the sum of (1) the stated value thereof plus (2) any accrued dividends. “Conversion Price” means, with respect to each share of Series A Preferred Stock, as of any optional conversion date, Mandatory Conversion Date or other date of determination, $5.50, subject to adjustment for stock splits, dividends, recapitalizations and similar corporate events.

The Preferred Warrants were two-year warrants to purchase shares of the Company’s common stock at an exercise price of $7.00 per share, subject to adjustment, were exercisable at any time on or after the date that was six months following the issuance date, and provided for cashless exercise in the event the underlying shares of the Company’s common stock are not registered. As of December 31, 2023, all of the Preferred Warrants had expired unexercised.

In connection with the Purchase Agreement, the Company and the Series A Investors entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement to register the shares of the Company’s common stock underlying the Series A Preferred Stock and warrants within 180 days. Pursuant to the Registration Rights Agreement, the Series A Investors received certain rights, including but not limited to piggyback registration rights, providing that the holder be given notice of any proposed registration of securities by the Company, and requiring that the Company register all or any portion of the registrable securities that the holders request to be registered, in each case, subject to the terms and conditions of the Registration Rights Agreement. On April 27, 2022 the Company filed a Resale Form S-3 as required by the Registration Rights Agreement. The Resale Form S-3 went effective on June 2, 2022.

On June 13, 2022, one of the Series A Investors, Falcon Capital Partners, converted 45,455 shares of Series A Preferred Stock into 47,728 shares of the Company’s common stock.

On February 9, 2023, one of the Series A Investors, Greenfield Children, LLC, converted 10,000 shares of Series A Preferred Stock plus accrued dividends into 11,096 shares of the Company’s common stock.

On March 19, 2024, the Company entered into a Redemption and Waiver Agreement (the “Series A Redemption Agreement”) with the current holders (the “Series A Holders”) of its Series A Preferred Stock. Accordingly, $8.125 million of additional paid in capital was reclassified from shareholders’ equity to mezzanine equity (the “Mezzanine Equity”) on the Company’s condensed consolidated balance sheet as of September 30, 2024, in accordance with Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks”. The Mezzanine Equity is valued at the date of the Private Placement issuance. Pursuant to the Series A Redemption Agreement, the Company agreed to redeem all outstanding shares of the Series A Preferred Stock for an aggregate cash purchase price of $8,195,000, or $5.50 per share, at its sole discretion, in 18 monthly payments (each a “Monthly Redemption Threshold” payment), which may be accelerated at the Company’s sole discretion. In addition, the Series A Holders agreed to waive (the “Waivers”), on a month-by-month basis following each monthly payment, certain rights granted to them in (i) the Preferred Stock Certificate of Designation (the “Preferred Stock COD”), including for the accrual and payment of accrued and future dividends; and (ii) the Preferred Stock Securities Purchase Agreement (the “Preferred Stock SPA”). In the event the Company opts to not make a Monthly Redemption Threshold payment, the Waivers are forfeited and the terms revert to those detailed in the Preferred Stock COD and Preferred Stock SPA. During the three and nine months ended September 30, 2024, the Company redeemed 248,349 and 496,698 shares of Series A Preferred Stock, respectively, for approximately $1.4 million and $2.7 million, in cash paid to the Series A Holders, respectively. As of September 30, 2024 and December 31, 2023, there were 993,306 and 1,490,004 shares of Series A Preferred Stock, respectively, issued and outstanding.

At-the-Market-Facility

On October 28, 2022, the Company filed a shelf registration statement on Form S-3 under the Securities Act of 1933, as amended, which was declared effective on November 8, 2022 (the “2022 shelf”). Under the 2022 Shelf at the time of effectiveness, the Company had the ability to raise up to $100 million by selling common stock, preferred stock, debt securities, warrants and units. On December 5, 2022, the Company entered into an At-the-Market Issuance Sales Agreement (the “ATM Agreement”) with Ascendiant Capital Markets, LLC (“Ascendiant”) whereby the Company may, but is not obligated to, offer and sell, from time to time, shares of its common stock (the “ATM Facility”), and incorporated the ATM Agreement into the 2022 Shelf by amendment that was declared effective January 10, 2023. On August 17, 2023, the Company and Ascendiant entered into an amendment (the “ATM Amendment”) to the ATM Agreement, increasing the amount of common stock that the Company may offer and sell via the ATM Facility from $25 million to $50 million (the “ATM Upsize”). Following the ATM Upsize, the Company filed a prospectus supplement, dated August 18, 2023, with the Securities and Exchange Commission and became able to offer and sell shares of the Company’s common stock having an aggregate offering price of up to $27,362,717 via the ATM Facility.

The Company intends to use any net proceeds from the sale of securities under the ATM Facility for operations and for other general corporate purposes, including, but not limited to, capital expenditures, including our AZ Chips Facility, as defined in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, payments under the Series A Redemption Agreement and general working capital. The Company did not sell any shares through the ATM Facility for the three months ended September 30, 2024, and for the nine months ended September 30, 2024, the Company sold 16,604,770 shares of the Company’s common stock through the ATM Facility at an average price of $0.88, from which the Company received net proceeds of $14.6 million.

Warrants

The table below summarizes the warrants outstanding at September 30, 2024 (in thousands, except exercise price data):

Issuance Date	Expiration Date	Exercise Price	Issued	Exercised	Forfeited / Canceled	Warrants Outstanding
August 18, 2020	August 18, 2025	$2.00	171	(150)	-	21
November 15, 2021	November 15, 2023	$7.00	1,545		(1,545)	-
June 16, 2022	May 9, 2027	$0.0001	6,325	-	(4,148)	2,177

In connection with a restricted stock units offering in June 2020, the Company issued warrants in August 2020 to purchase 171,000 shares of the Company’s common stock, at an exercise price of $2.00. Those warrants are exercisable for five years from the date of issuance.

In connection with the offering of Series A Preferred Stock in November 2021, the Company issued warrants to purchase 1,545,459 shares of the Company’s common stock at an exercise price of $7.00. Those warrants were exercisable for two years from the date of issuance and have now expired.

In connection with the QPhoton Merger on June 16, 2022, the Company issued 6.3 million warrants to purchase shares of the Company’s common stock at an exercise price of $0.0001. Those warrants are exercisable when and if stock options and warrants issued by the Company and outstanding as of June 15, 2022 (the “Underlying Options”) are exercised. As of September 30, 2024, none of the QPhoton Warrants linked to the outstanding Underlying Options are expected to be exercised as the exercise prices of the Underlying Options are above the closing stock price as of September 30, 2024. The 6.3 million issued warrants represent a portion of the 7.0 million warrants included in the Merger Consideration, having been received by two QPhoton shareholders. A third alleged shareholder rejected the Merger Consideration and commenced litigation, and to date that litigation has not been resolved and the 702,834 warrants have not been issued. See Part II, Item 1, Legal Proceedings, for additional information on the status of the litigation.

Accordingly, as of September 30, 2024, of the 6.3 million QPhoton Warrants issued, approximately 66% have been forfeited because the corresponding Underlying Options had expired or been forfeited. Further, as discussed in Note 2, Significant Accounting Policies – Fair Value of Financial Instruments, the QPhoton Warrants issued on June 16, 2022, are considered Level 3 liabilities for fair value measurement on the valuation hierarchy. Accordingly, the Company recognized mark-to-market gains of $13 thousand and $384 thousand during the three and nine months ended September 30, 2023, respectively, with an ending balance of $144 thousand as of September 30, 2023. As of September 30, 2024 and December 31, 2023, the QPhoton Warrants have no carrying value as a liability on the Company’s condensed consolidated balance sheet and there was no mark-to-market adjustment recognized during the nine months ended September 30, 2024.

Note 12. Stock-based Compensation

Incentive Plans

The Company’s 2019 Equity and Incentive Plan, as amended in 2021 (the “2019 Plan”) enabled the Company to grant incentive stock options or nonqualified stock options and other equity awards to employees, directors and consultants of the Company up to a total of 3 million shares of the Company’s common stock. All 3 million shares available for issue under the 2019 Plan have been issued.

On July 5, 2022, the Board of Directors adopted the Company’s 2022 Equity and Incentive Plan (the “2022 Plan”) which provides for the issuance of up to 16 million shares of the Company’s common stock. The 2022 Plan was approved by a majority of the shareholders in September 2022. Per the 2022 Plan, the 2022 Plan reserves increased automatically by 1 million shares on January 1, 2023 and January 1, 2024, providing for a total issuance of up to 18 million shares of the Company’s common stock. As of September 30, 2024, a total of 12.4 million shares and options were issued and outstanding.

Options

The following table summarizes the Company’s option activity for the nine months ended September 30, 2024 (in thousands, except exercise price and contractual life data):

	Number Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)
Balance as of January 1, 2024	13,843	$2.64	3.7
Granted	250	1.01	5.0
Exercised	-	-	-
Forfeited	(1,724)	4.11	-
Balance as of September 30, 2024	12,369	$2.41	3.1
Vested and exercisable as of September 30, 2024	8,375	$2.87	2.8

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted during the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Exercise price	$1.00 – 1.12	$1.35 – 1.35	$1.00 – 1.12	$1.35 – 1.84
Risk-free interest rate	5.2 – 5.2%	4.8 – 4.8%	5.2 – 5.2%	4.7 – 4.8%
Expected volatility	93.2 – 104.6%	134.5 – 134.5%	93.2 – 104.6%	122.2 – 136.9%
Expected dividend yield	0%	0%	0%	0%
Expected life of options (in years)	5.0	5.0	5.0	5.0

The following table summarizes the exercise price range as of September 30, 2024 (in thousands, except exercise price data):

Exercise Price	Outstanding Options	Exercisable Options
$0.00 – 1.00	105	10
$1.00 – 2.00	5,348	1,794
$2.00 – 3.00	5,845	5,500
$3.00 – 6.00	38	38
$6.00 – 8.00	683	683
$8.00 – 12.00	350	350
	12,369	8,375

The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2024 and 2023 was $1.01 and $1.42 per share, respectively. As of September 30, 2024, total unrecognized compensation cost related to common stock options was $3.5 million, which is expected to be recognized over a period of 3.3 years.

Stock-based Compensation

The Company recognized stock-based compensation expense related to common stock options and restricted shares of common stock in the following expense categories of its consolidated statements of operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Research and development	$562	$408	$1,761	$1,358
Selling and marketing	12	85	123	(351)
General and administrative	189	499	796	2,103
Total stock-based compensation	$763	$992	$2,680	$3,110

For the nine months ended September 30, 2024 and 2023, stock-based compensation on the statements of stockholders’ equity was lower by $207 thousand and lower by $206 thousand, respectively, as compared to the expense recorded due to timing differences between award dates and the realization of stock-based compensation expense. The net expense of $2.7 million for the nine months ended September 30, 2024 is primarily attributable to vesting expense recognition, offset by insignificant pre-vesting forfeitures of common stock options for separated employees.

In terms of new issuances, the Company issued 218 thousand shares of common stock to former executives in the nine months ended September 30, 2024 per their respective employment and separation agreements (the “Separation Agreement Shares”). In conjunction with the Separation Agreement Shares, the Company recognized $197 thousand of stock-based compensation expense during the nine months ended September 30, 2024, and does not expect future expense related to these offerings as they are fully vested. During the nine months ended September 30, 2023, the Company issued 2.4 million shares of common stock to employees as performance and incentive awards (the “2023 Incentive Shares”). The 2023 Incentive Shares included 854 thousand shares of common stock issued to 35 employees as payment in lieu of cash for 2022 performance bonuses (the “Bonus Incentive Shares”) and 1.5 million shares of common stock as long-term incentive bonuses to five employees identified as key technical staff (the “Retention Incentive Shares”). The Bonus Incentive Shares are restricted and subject to the following vesting schedule: one-half vested on December 31, 2023 and one-half vesting on December 31, 2024. As of December 31, 2023, the Company canceled 23,600 of the issued shares that were forfeited by employees no longer with the Company. The Retention Incentive Shares are restricted and subject to annual vesting in equal amounts over a five-year period as follows: 20% will vest on each of December 31, 2023, December 31, 2024¸ December 31, 2025, December 31, 2026, and December 31, 2027, subject to the grantee continuing to perform services for the Company in the capacity in which the grant was received on each applicable vesting date.

Stock-based Compensation for Services

The Company recognized stock-based compensation expense for services in lieu of cash payments to certain consultants, including expenses for both shares issued and stock option awards granted, in the following expense categories of its consolidated statements of operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Selling and marketing	$-	$(107)	$-	$(174)
General and administrative	2	107	21	456
Total stock-based compensation	$2	$-	$21	$282

For the nine months ended September 30, 2024 and 2023, stock-based compensation for services on the statements of stockholders’ equity was higher by $113 thousand and $2.1 million, respectively, as compared to the expense recorded due to timing differences between award dates and the realization of stock-based compensation expense.

In terms of new issuances, the Company issued 142 thousand and 1.5 million shares of common stock, respectively, for services in the nine months ended September 30, 2024 and 2023.

Note 13. Related Party Transactions

There were no related party transactions during the nine months ended September 30, 2024 and 2023.

Note 14. License Agreement – Stevens Institute of Technology

Effective December 17, 2020, QPhoton signed a License Agreement with the Stevens Institute (the “Stevens License Agreement”). The Stevens License Agreement enables the Company to commercially use technology such as licensed patents, licensed patent applications and licensed “Know-How” and is also able to issue sublicenses for the technology under the agreement. The agreement is effective until the later of: (i) the 30-year anniversary of the effective date, or (ii) the expiration of the licensed patent or licensed patent application that is last to expire. As part of the merger of the Company and QPhoton, the Stevens License Agreement was assigned to the Company.

During the term of the Stevens License Agreement and prior to any commercialization or sublicensing of the technology by the Company, the Company is required to submit annual reports to the Stevens Institute reporting on all research, development, and efforts toward commercialization and/or sublicensing made during the year. Once any commercialization and/or sublicensing has been initiated, the Company will deliver quarterly reports to the Stevens Institute reporting on the revenue received by the Company, all sublicenses derived from the sale of licensed products, and the net sales price associated with each transaction. The Company will be responsible for reimbursing Stevens for any costs associated with the prosecution and maintenance of the licensed patents and licensed patent applications moving forward.

Consideration for the Agreement

As consideration for the license and other rights granted under the agreement, QPhoton agreed to pay the following: (i) $35 thousand within 30 days of execution of the agreement, (ii) $28 thousand within 30 days of each annual anniversary of the effective date, (iii) equity in the Company equivalent to nine percent of the outstanding equity of the Company within 30 days of the execution of the agreement, and (iv) royalties of 3.5% of the net sales price of each licensed product sold or licensed by the company during the quarter then-ended, for which it also received payment, concurrent with the delivery of the relevant quarterly report.

As of September 30, 2024, the Company has begun to commercialize some of the licensed technology, though has not recognized any related revenue and hence has not incurred any royalty expenses payable to the Stevens Institute.

Note 15. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of our Annual Report on Form 10-K for the year ended December 31, 2023, and our subsequent retention of BPM LLP to replace BF Borgers CPA PC as our independent registered public accounting firm, management became aware of various adjustments to be recorded to our consolidated financial statements. Accordingly, on September 11, 2024, we filed Amendment 1 to our Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Amendment”), amending our consolidated balance sheets as of December 31, 2023 and 2022, and amending our consolidated statements of operations, our consolidated statements of stockholders’ equity, and our consolidated statements of cash flows for the years ended December 31, 2023 and 2022, primarily with regard to the purchase accounting of the QPhoton Merger, stock-based compensation accounting, financing costs, and other matters. The restated consolidated financial statements in the 2023 Amendment also reflect the correction of certain previously-identified errors and out-of-period adjustments that were deemed immaterial to the annual or interim period in which they were recorded and have been restated in the 2023 Amendment to properly reflect the corrections in the appropriate periods.

In this Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, we amended our consolidated statements of operations, our consolidated statements of stockholders’ equity, and our consolidated statements of cash flows for the nine months ended September 30, 2023, which restate and revise items in line with the disclosures and reclassifications discussed in the 2023 Amendment. The aggregate impact of these errors on our condensed consolidated statements of operations for the three and nine months ended September 30, 2023, is a decrease in net loss of approximately $1.4 million and $1.0 million, respectively. The estimated aggregate impact of these errors on the Company’s condensed consolidated balance sheet for the nine months ended September 30, 2023, is (i) decreased intangible and goodwill assets of $8.6 million; (ii) materially unchanged and increased liabilities of approximately $500 thousand; and (iii) decreased stockholder’s equity of approximately $9.1 million.

Note 16. Subsequent Events

In October and November 2024, the Company redeemed 165,566 shares of Series A Preferred Stock for $910 thousand. As of November 4, 2024, the Company has redeemed 662,264 shares of Series A Preferred Stock for a cumulative redemption amount of $3.6 million in cash paid to the Series A Holders; there are 827,740 shares of Series A Preferred Stock issued and outstanding.

In October 2024, the Company resumed use of its ATM Facility and sold approximately 3.9 million  shares of common stock as of November 4, 2024. The Company intends to use the net proceeds for our operations and for other general corporate purposes, including, but not limited to, capital expenditures, including our AZ Chips Facility, as defined in Item 2, anagement’s Discussion and Analysis of Financial Condition and Results of Operations, payments under the Series A Redemption Agreement and general working capital. As of November 4, 2023, the Company has approximately $55 million available under the 2022 Shelf and $5 million available under the ATM Agreement, as amended.

There are no other events of a subsequent nature that in management’s opinion are reportable.

8,489,797 Shares of Common Stock

Quantum Computing Inc.

PROSPECTUS

January [●], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts other than the SEC registration fee are estimates.

SEC Registration Fee	$9,515
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$50,000
Total*	$69,515

*	Estimated expenses.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended certificate of incorporation provides that, to the maximum extent permitted by law, no director shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as director.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Our bylaws provide for indemnification by us of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be provided for directors, officers, employees, agents or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold by us in transactions that were exempt from the requirements of the Securities Act in the last three years. Except where noted, all of the securities discussed in this Item 15 were all issued in reliance on the exemption under Section 4(a)(2) of the Securities Act. Unless otherwise indicated, all of the share issuances described below were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

From November 10, 2021 through November 17, 2021, the Company conducted a private placement offering (the “November 2021 Financing”) pursuant to the securities purchase agreements (the “Purchase Agreements”) with 7 accredited investors (the “Investors”), as amended on December 16, 2021, whereby, the Investors had agreed to purchase from the Company an aggregate of 1,545,459 shares of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and warrants to purchase 1,545,459 shares of the Company’s Common Stock for an aggregate purchase price of $8,500,000. The Warrants are two-year warrants to purchase shares of the Company’s Common Stock at an exercise price of $7.00 per share, subject to adjustment, and are exercisable at any time on or after the date that is six (6) months following the issuance date. The Warrants provide for cashless exercise in the event the underlying shares of Common Stock are not registered and a beneficial ownership limitation of 4.99% which may be increased or decreased up to 9.99%, provided that any such increase will not be effective until the 61st day after delivery of a notice to us of such increase.

On December 10, 2024, the Company issued (i) 1,540,000 shares of Common Stock at a purchase price of $5.00 per share, in the RDO and (ii) 8,460,000 shares of its Common Stock at the same price in the PIPE, for aggregate gross proceeds of $50 million. In connection with the Offerings, the Company also issued to the Placement Agent (or its designees) 500,000 five-year warrants (representing 5% of the securities sold in the Offerings), which will be exercisable beginning on June 8, 2025, and have an initial exercise price per share of Common Stock of $5.75. The issuance of the shares in the PIPE, the Placement Agent Warrants and the shares of Common Stock underlying the Placement Agent Warrants were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder for transactions not involving a public offering.

On January 7, 2025, the Company issued 8,163,266 shares of Common Stock at a purchase price of $12.25 per share in the Placement, pursuant to certain securities purchase agreements. In connection with the Placement, the Company also issued to the Placement Agent (or its designees) 326,531 five-year warrants (representing 4% of the securities sold in the Placement), which will be exercisable beginning on July 6, 2025, and have an initial exercise price per share of Common Stock of $14.0875. The issuance of the shares in the Placement, the Placement Agent Warrants and the shares of Common Stock underlying the Placement Agent Warrants were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder for transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

We have filed the exhibits listed on the accompanying Exhibit Index of this registration statement and below in this Item 16:

Exhibit		Reference		Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith
3.1(i)	Amended and Restated Certificate of Incorporation	10-K/A	3.1(i)	07/10/2023
3.1(ii)	Certificate of Designations of the Series A Convertible Preferred Stock	8-K	3.1	11/17/2021
3.1(iii)	Certificate of Amendment of Certificate of Designations of Series A Convertible Preferred Stock of Quantum Computing Inc., filed with the Delaware Secretary of State on December 16, 2021	8-K	3.1	12/17/2021
3.2	Amended and Restated By-laws	10-K/A	3.2	07/10/2023
3.3	Certificate of Designation with respect to the Series B Preferred Stock, par value $0.0001 per share, dated June 14, 2022	8-K	3.1	06/21/2022
4.1	Common Stock Specimen	10-12(g)	4.1	01/09/2019
4.2	Promissory Note in the amount of $8,250,000 issued by Quantum Computing Inc. to Streeterville Capital, LLC, dated September 23, 2022	8-K	4.1	09/28/2022
4.3	Form of Placement Agent Warrant	8-K	4.1	12/12/2024
4.4	Form of Placement Agent Warrant	8-K	4.1	01/08/2025
5.1	Legal Opinion of Lucosky Brookman LLP				X
10.1	ATM Agreement, dated as of December 5, 2022, between Quantum Computing Inc. and Ascendiant Capital Markets, LLC	8-K	1.1	12/06/2022
10.2	First Amendment to ATM Agreement, dated as of August 17, 2023, between Quantum Computing Inc. and Ascendiant Capital Markets, LLC	8-K	1.1	08/21/2023
10.3*	Employment Agreement between Quantum Computing Inc. and Christopher Boehmler, dated as of June 26, 2023	8-K	10.1	06/26/2023
10.4*	2019 Quantum Computing Inc. Equity and Incentive Plan	S-1	10.8	11/22/2019
10.5*	Form Director Agreement	8-K	10.1	02/23/2021
10.6*	Employment Agreement between William J. McGann and Quantum Computing Inc., dated as of January 3, 2022	8-K	10.2	01/03/2022
10.7*	First Amendment to Employment Agreement between Quantum Computing Inc. and William J. McGann, dated as of February 1, 2024				X
10.8*	Second Amendment to Employment Agreement between Quantum Computing Inc. and William J. McGann, dated as of December 30, 2024	8-K	10.1	12/31/2024
10.9	Note Purchase Agreement, dated as of February 18, 2022, between Quantum Computing Inc. and QPhoton, Inc.	8-K	10.1	02/23/2022
10.10	Unsecured Promissory Note issued by QPhoton, Inc. to Quantum Computing Inc., in the amount of $1,250,000, dated February 18, 2022	8-K	10.2	02/23/2022
10.11	Agreement and Plan of Merger by and among Quantum Computing Inc., Project Alpha Merger Sub I, Inc., Project Alpha Merger Sub II, LLC, QPhoton, Inc., and Yuping Huang, dated as of May 18, 2022	8-K	10.1	05/23/2022

10.12	Escrow Agreement, dated as of June 16, 2022, by and among Quantum Computing Inc., Yuping Huang and Worldwide Stock Transfer, LLC	8-K	10.2	06/21/2022
10.13	Stockholders Agreement by and among Quantum Computing Inc. and each of the Stockholders set forth on Exhibit A thereto, dated as of June 16, 2022	8-K	10.3	06/21/2022
10.14	Form Registration Rights Agreement	8-K	10.4	06/21/2022
10.15*	Employment Agreement, dated as of June 15, 2022, by and between Quantum Computing Inc. and Yuping Huang	8-K	10.5	06/21/2022
10.16*	Director Agreement between Quantum Computing Inc. and Dr. Carl Weimer, dated January 6, 2023	8-K	10.1	01/09/2023
10.17*	Quantum Computing Inc. 2022 Equity and Incentive Plan	10-K/A	10.42	07/10/2023
10.18	Consulting Services Agreement, dated as of July 1, 2023, by and between Quantum Computing Inc. and Christopher Roberts	10-K	10.31	04/01/2024
10.19	Modification 1 to Consulting Services Agreement, dated as of January 2, 2024, by and between Quantum Computing Inc. and Christopher Roberts	10-K	10.32	04/01/2024
10.20	Form of Registered Offering Purchase Agreement, dated as of December 10, 2024, between Quantum Computing Inc. and each Purchaser (as defined therein)	8-K	10.1	12/12/2024
10.21	Form of Placement Purchase Agreement, dated as of December 10, 2024, between Quantum Computing Inc. and each Purchaser (as defined therein)	8-K	10.2	12/12/2024
10.22	Placement Agency Agreement, dated December 10, 2024, between Quantum Computing Inc. and Titan Partners Group LLC, a division of American Capital Partners, LLC	8-K	10.3	12/12/2024
10.23	Form of Lock-Up Agreement dated December 12, 2024	8-K	10.4	12/12/2024
10.24	Form of Purchase Agreement, dated as of January 7, 2025, between Quantum Computing Inc. and each Purchaser (as defined therein)	8-K	10.1	01/08/2025
10.25	Placement Agency Agreement, dated January 7, 2025, between Quantum Computing Inc. and Titan Partners Group LLC, a division of American Capital Partners, LLC	8-K	10.2	01/08/2025
10.26	Form of Lock-Up Agreement dated January 7, 2025	8-K	10.3	01/08/2025
21.1	List of Subsidiaries	10-K	21.1	04/01/2024
23.1	Consent of BPM LLP, an independent registered public accounting firm				X
23.2	Consent of Lucosky Brookman LLP (included in Exhibit 5.1)				X
24.1	Power of Attorney (included in the signature page of this Registration Statement)				X
107	Filing Fee Table.				X

*	Indicates a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules.

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hoboken, New Jersey, on January 22, 2025.

Quantum Computing Inc.

By:	/s/ Dr. William McGann
	Name:	Dr. William McGann
	Title:	Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY: KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints William McGann, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Dr. Yuping Huang	Chairman of the Board of Directors	January 22, 2025
Yuping Huang	and Chief Quantum Officer

/s/ Dr. William McGann	Chief Executive Officer	January 22, 2025
Dr. William McGann	(Principal Executive Officer)

/s/ Christopher Boehmler	Chief Financial Officer, Treasurer	January 22, 2025
Christopher Boehmler	(Principal Financial Officer and Principal Accounting Officer)

/s/ Michael Turmelle	Director	January 22, 2025
Michael Turmelle

/s/ Robert Fagenson	Vice-Chairman of the Board of Directors	January 22, 2025
Robert Fagenson

/s/ Dr. Carl Weimer	Director	January 22, 2025
Dr. Carl Weimer

/s/ Dr. Javad Shabani	Director	January 22, 2025
Dr. Javad Shabani